UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RELYPSA, INC.

(Name of Subject Company)

RELYPSA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

759531106

(CUSIP Number of Class of Securities)

John A. Orwin

President and Chief Executive Officer

Relypsa, Inc.

100 Cardinal Way

Redwood City, California 94063

(650) 421-9500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Mark Roeder

Josh Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Relypsa, Inc., a Delaware corporation (“Relypsa”). The address of Relypsa’s principal executive office is 100 Cardinal Way, Redwood City, California 94063. The telephone number of Relypsa’s principal executive office is (650) 421-9500.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Relypsa’s common stock, par value $0.001 per share (“Common Stock”). As of August 1, 2016, there were (i) 44,882,597 shares of Common Stock (the “Shares”) issued and outstanding, (ii) 4,753,020 Shares issuable upon the exercise of outstanding options, (iii) 997,523 Shares issuable upon the vesting of outstanding restricted stock units, (iv) 255,149 Shares issuable upon the exercise of outstanding and unexpired warrants, and (v) 188,338 Shares estimated to be subject to issuance pursuant to Relypsa’s 2013 Employee Stock Purchase Plan, as amended.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of Relypsa, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Vifor Pharma USA Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Galenica AG, a public limited company existing under the laws of Switzerland (“Parent” or “Galenica”), to purchase all of the issued and outstanding Shares at a purchase price of $32.00 per Share (the “Offer Price”), payable to the holder thereof in cash, without interest and less any applicable withholding taxes, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 4, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the United States Securities and Exchange Commission (the “SEC”) on August 4, 2016. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 20, 2016, by and among Parent, Merger Sub and Relypsa (as it may be amended or modified from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Relypsa (the “Merger”), with Relypsa continuing as the surviving corporation (the “Surviving Corporation”) and a wholly owned indirect subsidiary of Parent. The Merger will be effected under Section 251(h) of the General Corporation Law of the State of Delaware (as amended, the “DGCL”), which permits completion of the Merger upon the acquisition by Merger Sub in the Offer of at least such percentage of Relypsa’s stock as would be required to adopt the Merger Agreement at a meeting of Relypsa’s stockholders. Accordingly, if, following the Offer, a number of Shares (not including any Shares tendered pursuant to guaranteed delivery procedures for which the underlying Shares have not been delivered) have been tendered such that Merger Sub holds a majority of the Shares, the Merger Agreement contemplates that the parties will cause the closing of the Merger as soon as practicable without a vote of Relypsa’s stockholders in accordance with Section 251(h) of the DGCL. Relypsa does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

The obligation of Merger Sub to purchase Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement and described in more detail in the Offer to Purchase, including, among other things, (i) that there shall have been validly tendered and not withdrawn in accordance with the terms of the Offer a number of Shares that, when added to the Shares then owned by Merger Sub, represents at least a majority of all then outstanding Shares (not including Shares tendered pursuant to guaranteed delivery procedures for which the underlying Shares have not been delivered), (ii) the expiration or termination of any applicable waiting period (and extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the absence of any law or order enacted, issued or promulgated by any government, court or other governmental entity of competent jurisdiction that would make illegal or prohibit or otherwise prevent the consummation of the Offer or the Merger or the acquisition of Shares by Parent or Merger Sub, (iv) the accuracy of the representations and warranties contained in the Merger Agreement subject to specified materiality standards, (v) compliance in all material respects with the covenants contained in the Merger Agreement, (vi) the absence of a material adverse effect, subject to the specified standards set forth in the Merger Agreement, with respect to Relypsa that has arisen or occurred after the date of the Merger Agreement and is continuing, (vii) that the Merger Agreement has not been terminated in accordance with its terms, and (viii) other customary closing conditions described in the Offer to Purchase.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of any Shares, each Share that is outstanding immediately prior to the Effective Time (including each restricted Share (a “Company Restricted Share”), but excluding any Shares (i) owned by Parent, Merger Sub or Relypsa or any direct or indirect wholly owned subsidiary of Parent, Merger Sub or Relypsa, (ii) irrevocably accepted for purchase pursuant to the Offer, or (iii) held by stockholders who are entitled to demand and who shall have properly and validly perfected their appraisal rights under the DGCL) will be automatically converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest and less any applicable withholding taxes, upon the surrender of the certificate representing such Share.

Effective as of immediately prior to the Effective Time, the vesting of each option to purchase Shares (each, a “Company Option”) and each outstanding restricted stock unit award (each, a “Company RSU Award”) granted under Relypsa’s Amended and Restated 2007 Equity Incentive Plan, Relypsa’s 2013 Equity Incentive Award Plan and Relypsa’s 2014 Employment Commencement Incentive Plan (collectively, the “Company Stock Plans”), whether time-based or performance-based, will be accelerated in full with any performance condition being deemed achieved at 100%. Each Company Option that remains outstanding immediately prior to the Effective Time will be canceled and terminated as of the Effective Time in exchange for an amount in cash (without interest and less any applicable withholding taxes), if any, equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such Company Option immediately prior to the Effective Time, by (y) an amount equal to (1) the Offer Price less (2) the per share exercise price of such Company Option. Each Company RSU Award that remains outstanding immediately prior to the Effective Time will be canceled and terminated as of the Effective Time in exchange for an amount in cash (without interest and less any applicable withholding taxes) equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such Company RSU Award immediately prior to the Effective Time, by (y) the Offer Price.

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on August 4, 2016. Subject to the terms and on the conditions set forth in the Merger Agreement and the Offer, the Offer is scheduled to expire at 12:00 midnight, New York time, at the end of the day on August 31, 2016 (the “Expiration Date,” unless Merger Sub extends the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event the “Expiration

Date” will mean the latest time and date at which the Offer, as so extended, will expire). August 31, 2016 is the twentieth business day (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer, the Merger and the Merger Agreement do not purport to be complete, and each is qualified in its entirety by the descriptions contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement, which are filed as Exhibits (a)(1), (a)(2) and (e)(1), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

The Offer to Purchase states that Parent’s and Merger Sub’s principal executive offices are located at Untermattweg 8, 3027 Bern, Switzerland and that their telephone number at this location is +41.58.852.81.11.

Relypsa has filed this Schedule 14D-9, and Parent and Merger Sub have filed the Schedule TO, Offer to Purchase, Letter of Transmittal and related documents, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov. Upon filing this Schedule 14D-9 with the SEC, Relypsa will make this Schedule 14D-9 available free of charge on its website at investor.relypsa.com.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, or as otherwise incorporated herein by reference, to the knowledge of Relypsa, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflict of interest between Relypsa or its affiliates, on the one hand, and (i) Relypsa or its executive officers, directors or affiliates or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Merger Sub and Parent.

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the descriptions of the terms and conditions of the Offer contained in the Offer to Purchase are incorporated herein by reference. The summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement has been included to provide Relypsa’s stockholders with information regarding its terms and is not intended to provide any factual information about Relypsa, Parent or Merger Sub. The representations, warranties and covenants contained in the Merger Agreement were made solely for the purposes of the Merger Agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; are not intended as statements of fact to be relied upon by Relypsa’s stockholders or other security holders, but rather as a way of allocating the risk between the parties to the Merger Agreement in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by Relypsa’s stockholders or other security holders. Relypsa’s stockholders or other security holders are not third-party beneficiaries under the Merger Agreement (except with respect to, (i) from and after the time of the initial irrevocable acceptance for payment by Merger Sub of Shares pursuant to and subject to the terms of the Offer (the “Acceptance Time”), the right of holders of Shares accepted for payment in the Offer to receive the Offer Price in accordance with the Offer and (ii) from and after the Effective Time, the right of holders of Shares and other securities of Relypsa to receive an amount in cash equal to the Merger Consideration to the extent set forth in Article II of the Merger Agreement) and such stockholders or other security holders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or circumstances of Relypsa, Parent or Merger Sub. Moreover, information concerning the subject matter of the representations and warranties may have changed after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Relypsa’s or Parent’s public disclosures. For the foregoing reasons, such representations, warranties and covenants or descriptions thereof should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Relypsa, Parent or Merger Sub publicly file.

Confidentiality Agreements

On May 6, 2014, Relypsa and Vifor Fresenius Medical Care Renal Pharma Ltd. (“VFMCRP”), a common company of Parent and Fresenius Medical Care AG & Co., entered into a confidentiality agreement in connection with a potential collaboration in Europe (the “2014 Confidentiality Agreement”), pursuant to which, among other things, each party agreed, subject to certain exceptions, to keep confidential non-public information relating to the other party and its affiliates and to use such information only for the purpose of evaluating the feasibility of a possible business or scientific relationship between the parties.

On May 6, 2015, Relypsa and VFMCRP entered into an Amendment No. 1 to the 2014 Confidentiality Agreement (the “2014 Confidentiality Agreement Amendment”) pursuant to which the term of the 2014 Confidentiality Agreement was extended through May 6, 2017.

The summary of the 2014 Confidentiality Agreement and the 2014 Confidentiality Agreement Amendment contained in Section 11 of the Offer to Purchase is incorporated herein by reference. The foregoing summary of the 2014 Confidentiality Agreement and the 2014 Confidentiality Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the 2014 Confidentiality Agreement and the 2014 Confidentiality Agreement Amendment, which are filed as Exhibits (e)(4) and (e)(5), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

On May 8, 2016, Relypsa and Parent entered into a confidentiality agreement (the “2016 Confidentiality Agreement”), pursuant to which, among other things, Parent agreed, subject to certain exceptions, to keep confidential non-public information about Relypsa and its affiliates and to use such information solely for the purpose of evaluating a potential acquisition of Relypsa.

On May 11, 2016, Relypsa and Parent entered into an Amendment No. 1 to the 2016 Confidentiality Agreement (the “2016 Confidentiality Agreement Amendment”) pursuant to which Fresenius Medical Care Renal Therapies Group, LLC was added as a permitted representative under the 2016 Confidentiality Agreement.

The summary of the 2016 Confidentiality Agreement and the 2016 Confidentiality Agreement Amendment contained in Section 11 of the Offer to Purchase is incorporated herein by reference. The foregoing summary of the 2016 Confidentiality Agreement and the 2016 Confidentiality Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the 2016 Confidentiality Agreement and the 2016 Confidentiality Agreement Amendment, which are filed as Exhibits (e)(6) and (e)(7), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

License Agreement

On August 10, 2015, Relypsa entered into a License Agreement (the “License Agreement”) with VFMCRP to commercialize Veltassa® throughout the world except for the United States and Japan (all such territory other than the United States and Japan, the “Licensed Territory”). Pursuant to the License Agreement, Relypsa granted to VFMCRP, with a limited right to grant sublicenses: (i) an exclusive (including with respect to Relypsa), royalty-bearing license to Relypsa’s technology, including Relypsa’s patents, patent applications and “know how,” to develop and commercialize the licensed products, including Veltassa, for the treatment of hyperkalemia in the Licensed Territory; (ii) a non-exclusive, royalty-free license to Relypsa’s technology to conduct VFMCRP’s responsibilities outside of the Licensed Territory for the treatment of hyperkalemia pursuant to a development plan, and to conduct certain manufacturing activities outside of the Licensed Territory to support development and commercialization of Veltassa in the Licensed Territory; and (iii) a co-exclusive license to

Relypsa’s trademarks for Veltassa in the Licensed Territory, which is royalty free during the term of the License Agreement and royalty-bearing thereafter, and a non-exclusive license to certain of Relypsa’s other trademarks, each to the extent necessary to fulfill VFMCRP’s obligations under the License Agreement.

Under the License Agreement, Relypsa received a non-refundable, non-creditable, upfront cash payment of $40.0 million from VFMCRP. Relypsa will also receive up to $125.0 million in milestone payments upon achievement of certain regulatory, commercial and sales-based milestones, and tiered, double-digit royalties up to 22% of annual net sales of the licensed products in the Licensed Territory. Relypsa has not received any such milestone or royalty payments as of the date of this Schedule 14D-9.

Development activities under the License Agreement are governed by a development plan, which includes additional clinical studies, and Relypsa’s manufacture and supply of the licensed products will be governed by a Manufacturing and Supply Agreement and Quality Agreement. In connection with the License Agreement, in April 2016, VFMCRP submitted a marketing authorization application to the European Medicines Agency for Veltassa.

The License Agreement commenced in August 2015 and continues until the expiration of VFMCRP’s payment obligations to Relypsa provided that VFMCRP’s obligation to pay royalties expires on a product-by-product and country-by-country basis upon the later to occur of: (i) the expiration of the last-to-expire of Relypsa’s patent and patent application rights covering a licensed product in a specific country; (ii) the expiration of regulatory and data exclusivity applicable to a licensed product in a specific country; or (iii) 10 years after first commercial sale of a licensed product in a specific country.

The License Agreement may be terminated by VFMCRP without cause upon 180-days prior written notice to Relypsa, by Relypsa immediately upon written notice if VFMCRP challenges the validity or enforceability of any of Relypsa’s patents or patent applications and by either party in the event of the other party’s uncured material breach of the License Agreement, bankruptcy, insolvency, dissolution or liquidation. Upon termination of the License Agreement, except for termination in the event of Relypsa’s uncured material breach of the License Agreement, bankruptcy, insolvency, dissolution or liquidation, all licenses granted to VFMCRP by Relypsa shall terminate, all rights in and to the licensed products in the Licensed Territory revert to Relypsa and Relypsa will be entitled to certain transfer assistance from VFMCRP.

The License Agreement does not provide VFMCRP with (i) any approval or consent rights in connection with Relypsa’s entry into a definitive acquisition agreement or a sale of Relypsa or (ii) any right to a payment or the acceleration of any obligations to VFMCRP upon Relypsa’s entry into a definitive acquisition agreement or a sale of Relypsa.

The summary of the License Agreement contained in Section 11 of the Offer to Purchase is incorporated herein by reference. The foregoing summary of the License Agreement does not purport to be complete and is qualified in its entirety by reference to the License Agreement, which is filed as Exhibit (e)(8) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of Relypsa.

Certain of Relypsa’s executive officers and members of Relypsa’s Board of Directors (the “Relypsa Board”) may have or be deemed to have interests in the Offer and the Merger and the other transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of Relypsa’s stockholders generally. Those interests may create potential or actual conflicts of interests. The Relypsa Board was aware of those interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby.

For further information with respect to the arrangements between Relypsa and its named executive officers, see the information included in Item 8 under the heading “Named Executive Officer Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

Consideration for Shares

If Relypsa’s directors and executive officers who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of Relypsa who tender Shares. If Relypsa’s executive officers and directors do not tender the Shares they own in the Offer, upon consummation of the Merger, such Shares will represent the right to receive the Merger Consideration on the same terms and conditions as the other stockholders of Relypsa.

As of August 1, 2016, Relypsa’s directors and executive officers beneficially owned in the aggregate 75,176 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise or settlement of Company ESPP Rights (as defined below), Company Options and Company RSU Awards held by such individuals. If the directors and executive officers were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, the directors and executive officers would receive an aggregate of $2,405,632 in cash, without interest and less any applicable withholding taxes. For a description of the treatment of Company Options and Company RSU Awards held by Relypsa’s directors and executive officers, see below under the heading “—Effect of the Merger on Stock Awards.” For a description of Company ESPP Rights held by the executive officers of Relypsa, see below under the heading “—Effect of the Merger on Employee Stock Purchase Plan.”

The following table sets forth, as of August 1, 2016, the cash consideration that each executive officer and director would be entitled to receive in respect of outstanding Shares beneficially owned by him or her (excluding Shares underlying Company ESPP Rights, Company Options and Company RSU Awards), assuming such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub.

Name	Number of Shares Beneficially Owned	Consideration Payable in Respect of Shares
Executive Officers
John A. Orwin	3,511	$112,352
Kristine M. Ball	9,465	$302,880
Stephen Harrison, Ph.D.	4,799	$153,568
Lance Berman, M.D., M.S.	2,465	$78,880
Scott Garland	1,300	$41,600
Mary E. Corbett	4,364	$139,648
Ronald A. Krasnow, Esq.	1,763	$56,416
Wilhelm Stahl, Ph.D.	1,763	$56,416
Non-Employee Directors
John P. Butler	2,849	$91,168
Paul J. Hastings	2,495	$79,840
Kenneth J. Hillan, M.B., Ch.B.	1,237	$39,584
David W.J. McGirr	2,729	$87,328
Thomas J. Schuetz, M.D., Ph.D.	33,962	$1,086,784
Daniel K. Spiegelman	1,237	$39,584
Helen Torley, M.B., Ch.B., M.R.C.P.	1,237	$39,584

Effect of the Merger on Stock Awards

Stock Options. As of August 1, 2016, Relypsa’s directors and executive officers held Company Options to purchase an aggregate of 2,467,374 Shares. Pursuant to the Merger Agreement, effective as of immediately prior to the Effective Time, (i) the vesting of each Company Option that remains outstanding as of immediately prior to the Effective Time, whether time-based or performance-based, will be accelerated in full with any performance condition being deemed achieved at 100%, (ii) each Company Option that remains outstanding as of immediately prior to the Effective Time will be canceled and terminated as of the Effective Time, and (iii) each holder of each such Company Option will be paid by the Surviving Corporation promptly after the Effective Time an amount in cash (without interest and less any applicable withholding taxes), if any, equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such Company Option immediately prior to the Effective Time, by (y) an amount equal to (1) the Offer Price less (2) the per share exercise price of such Company Option. If the Offer Price of $32.00 per Share is less than or equal to the per share exercise price of a Company Option, then such Company Option shall be terminated as of the Effective Time for no consideration.

The table below sets forth, for each of Relypsa’s executive officers and directors, information regarding Company Options having an exercise price per share less than $32.00 per Share held by each such executive officer or director as of August 1, 2016.

Name	Number of Shares Subject to Company Options Held	Weighted Average Exercise Price per Company Option	Total Consideration for Company Options
Executive Officers
John A. Orwin	994,877	$12.27	$19,624,804
Kristine M. Ball	264,975	$12.55	$5,153,235
Stephen Harrison, Ph.D.	135,000	$27.96	$544,950
Lance Berman, M.D., M.S.	156,347	$18.12	$2,169,876
Scott Garland	160,000	$22.51	$1,518,950
Mary E. Corbett	66,500	$25.45	$435,820
Ronald A. Krasnow, Esq.	173,938	$13.11	$3,286,353
Wilhelm Stahl, Ph.D.	178,645	$12.69	$3,450,372
Non-Employee Directors
John P. Butler	32,960	$13.32	$615,549
Paul J. Hastings	46,083	$8.09	$1,102,049
Kenneth J. Hillan, M.B., Ch.B.	16,500	$22.06	$163,980
David W.J. McGirr	73,700	$6.27	$1,896,426
Thomas J. Schuetz, M.D., Ph.D.	53,349	$7.28	$1,318,765
Daniel K. Spiegelman	16,500	$22.06	$163,980
Helen Torley, M.B., Ch.B., M.R.C.P.	4,500	$17.00	$67,500

Restricted Stock Units. As of August 1, 2016, Relypsa’s directors and executive officers held Company RSU Awards covering an aggregate of 216,544 Shares. Pursuant to the Merger Agreement, effective as of immediately prior to the Effective Time, (i) the vesting of each outstanding Company RSU Award, whether time-based or performance-based, will be accelerated in full with any performance condition being deemed achieved at 100%, (ii) each Company RSU Award will be canceled and terminated at the Effective Time, and (iii) each holder of such Company RSU Award will be entitled to be paid by the Surviving Corporation promptly after the Effective Time an amount in cash (without interest and less any applicable withholding taxes) equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such Company RSU Award immediately prior to the Effective Time, by (y) the Offer Price.

The table below sets forth information regarding Company RSU Awards held by each of Relypsa’s executive officers and directors as of August 1, 2016.

Name	Number of Shares Subject to Company RSU Awards Held	Total Consideration for Company RSU Awards
Executive Officers
John A. Orwin	65,625	$2,100,000
Kristine M. Ball	24,292	$777,344
Stephen Harrison, Ph.D.	17,917	$573,344
Lance Berman, M.D., M.S.	24,292	$777,344
Scott Garland	17,917	$573,344
Mary E. Corbett	16,917	$541,344
Ronald A. Krasnow, Esq.	16,917	$541,344
Wilhelm Stahl, Ph.D.	16,917	$541,344
Non-Employee Directors
John P. Butler	2,250	$72,000
Paul J. Hastings	2,250	$72,000
Kenneth J. Hillan, M.B., Ch.B.	2,250	$72,000
David W.J. McGirr	2,250	$72,000
Thomas J. Schuetz, M.D., Ph.D.	2,250	$72,000
Daniel K. Spiegelman	2,250	$72,000
Helen Torley, M.B., Ch.B., M.R.C.P	2,250	$72,000

Effect of the Merger on Employee Stock Purchase Plan

Pursuant to the Merger Agreement, the current offering period under Relypsa’s 2013 Employee Stock Purchase Plan, as amended (the “Company ESPP”), will be the final offering period under the Company ESPP and will end as of the earlier of (a) the original exercise date of the offering period or (b) the last payroll period prior to the Effective Time (the earlier of such dates, the “Final Exercise Date”). In addition, Relypsa will take all actions necessary to provide that (i) no new participants are permitted to enroll in the Company ESPP after the date of the Merger Agreement and (ii) no participant in the Company ESPP may increase, after the date of the Merger Agreement, the payroll deductions credited to such participant’s account under the Company ESPP. Relypsa shall terminate the Company ESPP as of the earlier of the end of the offering period that is underway as of the date of the Merger Agreement and the Effective Time, and each right to purchase Shares granted under the Company ESPP (a “Company ESPP Right”) that is outstanding on the Final Exercise Date shall be exercised on the Final Exercise Date for the purchase of Shares in accordance with the terms of the Company ESPP, and each share purchased thereunder will be canceled at the Effective Time and converted into the right to receive the Offer Price, less any applicable withholdings.

No directors participate in the Company ESPP. No executive officers will receive any Shares upon exercise of Company ESPP Rights in connection with the final offering period of the Company ESPP.

Continuing Employees

Under the Merger Agreement, Parent has agreed that each employee of Relypsa and any of its subsidiaries who, as of the closing of the Merger, continues to be employed with Relypsa or any of its subsidiaries (each a “Continuing Employee”), which may include Relypsa’s executive officers, will, for a period commencing at the Effective Time and continuing through December 31, 2017 (or, if earlier, the date of termination of the applicable Continuing Employee), receive (i) a base salary or wage rate, as applicable, and annual cash bonus opportunity that is not less favorable than the base salary or wage rate (as applicable) and annual bonus opportunity provided to such Continuing Employee immediately prior to the Effective Time and (ii) other compensation and benefits (including severance benefits, but excluding equity-based compensation and benefits provided pursuant to any defined benefit pension plans) that are, taken as a whole, substantially comparable in the aggregate to the other compensation and benefits provided to such Continuing Employee immediately prior to the Effective Time.

The Merger Agreement further provides that to the extent that an employee benefit plan or other compensation or severance arrangement of the Surviving Corporation or any of its subsidiaries (together, the “Company Plans”), or any employee benefit plan or other compensation or severance arrangement of Parent, is made available to any Continuing Employee on or following the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) use commercially reasonable efforts to cause to be granted to such Continuing Employee credit for all service with Relypsa and its subsidiaries prior to the Effective Time solely for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (other than for level of benefits under any defined benefit pension plans or to the extent that such crediting would result in duplication of coverage or benefits).

The Merger Agreement further provides that Parent will (or will cause the Surviving Corporation to) use commercially reasonable efforts to ensure that (i) each Continuing Employee will be immediately eligible to participate, without any waiting time, in any and all employee benefit plans sponsored by the Surviving Corporation and its subsidiaries (other than the Company Plans) (collectively, the “New Plans”) to the extent that coverage under any such New Plan replaces coverage under a comparable plan in which such Continuing Employee participated immediately prior to the Effective Time (such plans, collectively, the “Old Plans”), (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision and disability benefits to any Continuing Employee, all waiting periods, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan will be waived for such Continuing Employee and his or her covered dependents and any eligible expenses incurred by such Continuing Employee and his or her covered dependents during any unfinished portion of the plan year of the Old Plan ending on the date such Continuing Employee’s participation in the corresponding New Plan begins will be given full credit under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan, and (iii) the accounts of such Continuing Employees under any New Plan that is a flexible spending plan are credited with any unused balance in the account of such Continuing Employee under the applicable Company Plan.

Employment Agreements

Relypsa previously entered into employment agreements with each of its executive officers (each an “Employment Agreement”) that provide for the severance payments and benefits described below upon a termination of employment either by Relypsa without Cause (as defined in each Employment Agreement) or by the executive officer for Good Reason (as defined in each Employment Agreement), in each case, during the 12 month period of time commencing upon the effective date of a Change in Control (as defined in each Employment Agreement) (such termination, a “Qualifying Termination”). Pursuant to the terms of the Merger Agreement, Parent will (or will cause the Surviving Corporation to) assume and agree to perform all of Relypsa’s obligations for the severance payments or benefits under the Employment Agreements with Relypsa’s executive officers.

Under each executive officer’s Employment Agreement, if a Qualifying Termination occurs, each executive officer would become entitled to the following, subject to the executive officer executing and not revoking a release of claims in favor of Relypsa:

•	a single lump sum cash payment equal to the sum of 12 months’ of the executive officer’s then-existing annual base salary in effect as of the executive officer’s termination;

•	a single lump sum payment equal to the executive officer’s target annual bonus award, pro-rated based on the total number of days elapsed in the calendar year as of the date of the executive officer’s termination and provided that Relypsa and the executive officer are “on target” to achieve all applicable performance goals for such annual bonus as determined by the Relypsa Board or a committee thereof in their sole discretion;

•	subsidized COBRA coverage for up to 12 months; and

•	fully accelerated vesting and immediate exercisability of each outstanding equity award, including Company Options and Company RSU Awards, held by the executive officer.

If any of the amounts provided for under the Employment Agreements or otherwise payable to an executive officer would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), and could be subject to the related excise tax, the executive officer would be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax pursuant to Section 4999 of the Code, whichever results in the greater amount of after-tax benefits to the executive officer. The Employment Agreements do not require Relypsa to provide any tax gross-up payments.

If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “Change in Control” under the terms of the Employment Agreements with Relypsa’s executive officers. The table below describes the estimated potential payments to each of Relypsa’s executive officers under the terms of their Employment Agreements in the event a Qualifying Termination occurs within 12 months following the Effective Time, except for the value of accelerated vesting of each such executive officer’s Company Options and Company RSU Awards as those amounts are disclosed in the tables above. The amounts shown reflect only the additional payments or benefits that the individual would have received upon the occurrence of a Qualifying Termination; they do not include the value of payments or benefits that would have been earned absent the Qualifying Termination. For purposes of calculating the potential payments set forth in the table below, we have assumed that the initial expiration date of the Offer and the date of Qualifying Termination were August 1, 2016. The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination.

Name	Cash Severance Payment(1)	COBRA Premiums(2)	Cash Bonus Payment (Pro-Rata)(3)
John A. Orwin	$585,000	$24,337	$205,792
Kristine M. Ball	$400,000	$24,337	$93,808
Stephen Harrison, Ph.D.	$400,500	$0	$93,925
Lance Berman, M.D., M.S.	$433,700	$8,806	$101,712
Scott Garland	$433,700	$24,337	$101,712
Mary E. Corbett	$309,300	$17,532	$72,537
Ronald A. Krasnow, Esq.	$372,800	$24,337	$87,429
Wilhelm Stahl, Ph.D.	$372,800	$17,532	$87,429

(1)	The amount set forth represents a cash payment equal to 12 months of base salary payable in a lump sum.
(2)	The amount set forth represents the cost of continued COBRA benefits for the executive officer and any qualified beneficiary based on the incremental cost of Relypsa’s contribution as of August 1, 2016 to provide this coverage. COBRA benefits are payable until up to 12 months following the executive officer’s termination of employment if he or she elects COBRA coverage.
(3)	The amount set forth represents a cash payment equal to the executive officer’s pro-rata target bonus payable in a lump sum, assuming that Relypsa and the executive officer were “on target” to achieve all applicable performance objectives for such annual bonus.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of Relypsa’s current directors or executive officers have entered into any employment, equity contribution or other agreement, arrangement or understanding with Parent or its affiliates regarding continued service with Parent or its affiliates after the Effective Time, it is possible that Parent or its affiliates may enter into service, employment or other arrangements with Relypsa’s directors or executive officers in the future.

Director and Officer Indemnification and Insurance

Relypsa has entered into indemnification agreements (“Indemnification Agreements”) with each of its directors and executive officers. The Indemnification Agreements provide, among other things, that Relypsa will indemnify or hold harmless, to the fullest extent permitted by law (subject to certain exceptions and exclusions), the director or executive officer party thereto (the “Indemnitee”) against certain expenses, including costs, losses, damages, fees, liabilities, judgments, fines, penalties and amounts paid in settlement, actually and reasonably incurred by the Indemnitee if the Indemnitee was, is or becomes a party to or witness or other participant in, or is threatened to be made a party to or witness or other participant in actions, suits or proceedings (i) by reason of the fact that Indemnitee is or was a director, officer, employee, agent or fiduciary of Relypsa, or any subsidiary of Relypsa (an “Agent”), (ii) by reason of the fact that the Indemnitee is or was serving at the request of Relypsa as an Agent of another corporation, partnership, joint venture, trust or other enterprise, or (iii) by reason of any action or inaction on the part of the Indemnitee while serving in any such capacities.

In addition, and subject to certain limitations, the Indemnification Agreements provide for the advancement of expenses incurred by the Indemnitee in connection with such actions, suits or proceedings, and the reimbursement to Relypsa of the amounts advanced to the extent that it is ultimately determined that the Indemnitee is not entitled to be indemnified by Relypsa. The indemnification agreements also provide for procedures that will apply in the event that a director or officer makes a claim for indemnification. The Indemnification Agreements are not exclusive of any other rights to indemnification or advancement of expenses to which the Indemnitee may be entitled, including pursuant to Relypsa’s certificate of incorporation or bylaws.

The foregoing summary of the Indemnification Agreements is qualified in its entirety by reference to the Indemnification Agreements, the form of which is filed as Exhibit (e)(9) hereto, and is incorporated herein by reference.

The Merger Agreement provides for certain indemnification and insurance rights in favor of Relypsa’s current and former directors, officers and employees (including any person who becomes a director, officer or employee of Relypsa or any of its subsidiaries prior to the Effective Time). Specifically, the Surviving Corporation and its subsidiaries as of the Effective Time have agreed to (and Parent has agreed to cause the Surviving Corporation and such subsidiaries to) honor and fulfill in all respects the obligations of Relypsa and its subsidiaries under (i) the indemnification agreements between Relypsa or any of its subsidiaries and any of their respective current or former directors, officers or employees, and any person who becomes a director, officer or employee of Relypsa or its subsidiaries prior to the Effective Time and (ii) the indemnification, expense advancement and exculpation provisions in the certificate of incorporation or bylaws or comparable organizational documents of Relypsa or its subsidiaries in effect on the date of the Merger Agreement. In addition, for a period of six years from the Effective Time, the Surviving Corporation and its subsidiaries will (and Parent will cause the Surviving Corporation and its subsidiaries to) ensure that the certificates of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries contain provisions with respect to indemnification, expense advancement and exculpation that are no less favorable than the indemnification, expense advancement and exculpation provisions in the certificates of incorporation and bylaws (and other similar organizational documents) of Relypsa and its subsidiaries in effect as of the date of the Merger Agreement, and during such six-year period, such provisions shall not be repealed, amended or otherwise modified in any manner adverse to the indemnified parties except as required by applicable law.

Additionally, for a period of six years from the Effective Time, the Surviving Corporation and its subsidiaries as of the Effective Time will (and Parent will cause the Surviving Corporation and its Subsidiaries

to), to the fullest extent permitted by applicable law, indemnify and hold harmless each current or former director or officer of Relypsa or its subsidiaries, and any person who becomes a director or officer of Relypsa or its subsidiaries prior to the Effective Time (the “Indemnified Persons”), from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement of or in connection with any threatened or actual action, suit, claim, proceeding, investigation, arbitration or inquiry, whether civil, criminal, administrative or investigative (each an “Indemnified Proceeding”) to the extent such Indemnified Proceeding arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of Relypsa or any of its subsidiaries prior to or at the Effective Time or by reason of the fact that such Indemnified Person is or was serving at the request of Relypsa or its subsidiaries as a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of another person, or (ii) any of the transactions contemplated by the Merger Agreement. In addition, during such six-year period, to the fullest extent permitted by applicable law and to the extent that indemnification with respect to advancement of expenses is authorized under Relypsa’s certificate of incorporation, bylaws or any contract, the Surviving Corporation and its subsidiaries will (and Parent will cause the Surviving Corporation and its subsidiaries to) advance all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by an Indemnified Person in connection with an Indemnified Proceeding upon receipt of an undertaking by the Indemnified Person to repay such advances if it is ultimately decided that the Indemnified Person is not entitled to indemnification under the Merger Agreement.

During the period commencing at the Acceptance Time and ending on the date that is six years from the Effective Time, Relypsa and the Surviving Corporation have agreed to (and Parent has agreed to cause the Surviving Corporation to) maintain in effect directors’ and officers’ liability insurance in respect of acts or omissions occurring prior to or at the Effective Time, covering each person covered by Relypsa’s directors’ and officers’ liability insurance in force on the date of the Merger Agreement (“Current Company D&O Insurance”), on terms with respect to the coverage and amounts that are no less favorable than those of the Current Company D&O Insurance. However, Parent and the Surviving Corporation will not be obligated to pay an annual premium for such directors’ and officers’ insurance in excess of 275% of the annual amount paid by Relypsa for coverage during the then current coverage period as of the date of the Merger Agreement. Notwithstanding the foregoing, prior to the Effective Time, Relypsa may, and at Parent’s request will, purchase a six-year “tail” prepaid policy on the Current Company D&O Insurance. In the event that Relypsa purchases such a “tail” policy prior to the Effective Time, the Surviving Company will (and Parent will cause the Surviving Company to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of the obligations of Parent and the Surviving Corporation under the first sentence of this paragraph for so long as such “tail” policy is in full force and effect.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Relypsa Board.

At a meeting of the Relypsa Board held on July 20, 2016, the members of the Relypsa Board present at the meeting unanimously (i) determined that it was in the best interests of Relypsa and its stockholders for Relypsa to enter into the Merger Agreement, (ii) approved and declared advisable the Merger Agreement, the performance by Relypsa of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement, (iii) resolved, upon the terms and subject to the conditions set forth in the Merger Agreement, to recommend that Relypsa’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, and (iv) authorized and approved the execution, delivery and performance of the Merger Agreement by Relypsa.

Accordingly, and for the other reasons described in more detail below, the Relypsa Board hereby recommends that Relypsa’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

A copy of the letter to Relypsa’s stockholders communicating the Relypsa Board’s recommendation is filed as Exhibit (a)(16) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Recommendation of the Relypsa Board.

Background of the Offer

The Relypsa Board and Relypsa’s senior management, in their ongoing effort to maximize stockholder value, have periodically reviewed and assessed Relypsa’s operations, financial performance, business strategy and prospects, the various trends and conditions affecting its industry and its business generally and a variety of strategic alternatives, including a sale of Relypsa and collaboration and detailing arrangements with respect to Relypsa’s lead product.

Beginning in 2013, prior to Relypsa’s initial public offering, Relypsa management held preliminary discussions with third-parties regarding potential strategic opportunities involving Relypsa, including potential partnering or licensing arrangements with respect to its lead drug candidate, Patiromer for Oral Suspension (“Patiromer FOS”), and, in mid-2014, at the direction of the Relypsa Board, Relypsa management began to explore potential ex-US partnering arrangements with respect to Patiromer FOS. Patiromer FOS is now known as Veltassa in the United States. As a result of its exploration of potential strategic opportunities, Relypsa developed relationships with many pharmaceutical and biotechnology companies who were potential strategic partners or acquirors of Relypsa and gained insights into these companies’ various strategic priorities. During its exploration of potential ex-US partnering arrangements in 2013 and 2014, Relypsa contacted or was contacted by approximately 29 pharmaceutical and biotechnology companies regarding a potential collaboration with Relypsa to seek regulatory approval to market and sell Patiromer FOS in Europe and to distribute Patiromer FOS in Europe, and contacted or was contacted by approximately 16 pharmaceutical and biotechnology companies regarding a potential collaboration with Relypsa to seek regulatory approval to market and sell Patiromer FOS in Japan and to distribute Patiromer FOS in Japan (five of which had also been contacted or had contacted Relypsa regarding a potential collaboration in Europe). Relypsa entered into confidentiality agreements with 14 of these 40 companies in connection with collaboration discussions, none of which included a standstill provision. Those confidentiality agreements included a confidentiality agreement between Relypsa and Galenica entered into on May 6, 2014 in connection with a potential collaboration agreement in Europe. Relypsa also entered one confidentiality agreement in 2013 in connection with a potential acquisition of Relypsa, which included a standstill provision that terminated after twenty-four months. The companies that entered into confidentiality agreements conducted various levels of diligence on Relypsa and its business.

In the fall of 2014, while Relypsa and Party A, a global pharmaceutical company, were evaluating a potential ex-US partnering arrangement, representatives of Party A informed John Orwin, Relypsa’s President and Chief Executive Officer, that Party A might be interested in making a proposal to acquire Relypsa. In late 2014, following the indication from Party A that it might be interested in making a proposal to acquire Relypsa, members of the Relypsa Board and members of Relypsa’s senior management discussed and considered Relypsa’s ability to respond to a potential acquisition proposal from Party A, as well as Relypsa’s state of readiness to appropriately respond in the event of an unsolicited offer to acquire Relypsa. Latham & Watkins LLP, Relypsa’s outside legal advisor (“Latham & Watkins”) also participated in these discussions. In late 2014 and early 2015, members of Relypsa’s senior management considered financial advisors who might be qualified to assist Relypsa in its evaluation of strategic alternatives or in connection with responding to an unsolicited acquisition proposal, and Mr. Orwin and other members of Relypsa’s senior management met with representatives of Centerview Partners LLC (“Centerview”) and with representatives of several other financial advisory firms. After these meetings, the Relypsa Board and Relypsa senior management determined that

Centerview was qualified to support Relypsa should its services be required in assisting the Relypsa Board in its evaluation of strategic alternatives or in connection with responding to an unsolicited acquisition proposal because of Centerview’s familiarity with Relypsa and its business, as well as Centerview’s experience and expertise in the biotechnology and pharmaceutical industries generally and its familiarity with participants in those industries, and Centerview’s experience as a financial advisor to U.S. public biotechnology companies and as a financial advisor in merger and acquisition transactions. In January 2015, representatives of Centerview and Latham & Watkins met with the Relypsa Board and members of management to discuss considerations relevant to a possible unsolicited proposal to acquire Relypsa from Party A or other third parties. However, Relypsa did not engage Centerview as Relypsa’s financial advisor and Relypsa did not receive any acquisition proposals at this time.

During 2014 and 2015, ahead of the October 21, 2015 Prescription Drug User Fee Act (“PDUFA”) action date for the United Stated Food and Drug Administration (“FDA”) with respect to Patiromer FOS, Relypsa prepared for the potential approval by the FDA and commercial sales of Patiromer FOS for the treatment of hyperkalemia (high potassium level in the blood serum) in the United States. Throughout that time, Relypsa continued to engage in formal and informal discussions with potential collaboration or licensing partners for Patiromer FOS in Europe and Japan.

On August 10, 2015, Relypsa entered into the License Agreement with VFMCRP, an affiliate of Galenica, to commercialize Patiromer FOS outside of the United States and Japan. The negotiation of the License Agreement did not include any discussion with VFMCRP or Galenica regarding a potential acquisition of Relypsa by VFMCRP or Galenica.

On October 21, 2015, the FDA approved Relypsa’s first drug product, Veltassa (patiromer) for oral suspension for the treatment of hyperkalemia.

On December 4, 2015, a financial news website, citing an unidentified source, released an article stating that Merck & Co. (“Merck”), a global pharmaceutical company, intended to make a non-binding offer to acquire Relypsa, and other financial news websites subsequently reported that three or four companies other than Merck were evaluating an acquisition of Relypsa, again citing unidentified sources. Relypsa did not have any discussions with Merck or any other companies regarding an acquisition of Relypsa at that time, and did not receive an acquisition proposal from Merck or any other companies. Relypsa did not comment on the rumors.

On December 21, 2015, Veltassa became available for prescription in the United States.

On April 7, 2016, Reuters, citing unidentified sources, reported that Relypsa was “exploring a sale following overtures from a number of potential buyers,” and that Relypsa had engaged Centerview to assist Relypsa in reviewing offers. Relypsa was not exploring a sale and had not received overtures or proposals regarding an acquisition of Relypsa at that time. In addition, while Centerview had met with the Relypsa Board and senior management of Relypsa in early 2015 to review strategic alternatives that might be available to Relypsa, Relypsa had not engaged Centerview to assist it in connection with a sale process or otherwise. Relypsa again did not comment on the rumors.

On April 7, 2016, a representative from Party B, a global pharmaceutical company, left a telephone message with a representative of Centerview inquiring about the Reuters article and asking whether Relypsa was in fact undertaking a sale process. Centerview did not return the phone call.

On April 8, 2016, a representative of Galenica telephoned a representative of Centerview, inquired about the Reuters’ article, asked whether Relypsa was in fact undertaking a sale process, and informed Centerview that Galenica would be interested in exploring a potential acquisition of Relypsa. Later that day, representatives from Centerview contacted Mr. Orwin and informed Mr. Orwin of the outreach by Galenica and Party B.

On April 12, 2016, Stefan Schulze, the Chief Executive Officer of VFMCRP, contacted Mr. Orwin by e-mail and requested an in-person meeting on April 18, 2016 in the San Francisco Bay Area to discuss the recent submission of a Marketing Authorization Application in Europe with respect to Patiromer FOS by VFMCRP under the License Agreement, as well as other recent news regarding Relypsa. Mr. Schulze did not mention a potential acquisition of Relypsa at that time. Mr. Orwin informed Mr. Schulze that he was available to meet on April 18, 2016.

On April 12, 2016 a representative from Party B contacted a representative of Centerview by email and again asked whether Relypsa was in fact undertaking a sale process. The representative from Centerview responded by email and directed the representative from Party B to contact Relypsa directly regarding such inquiry.

On April 18, 2016, Mr. Orwin spoke over the telephone with Daniel Spiegelman, Chairman of the Relypsa Board, and discussed the April 8, 2016 telephone call from a representative of Galenica to a representative of Centerview. Mr. Orwin and Mr. Spiegelman also discussed Mr. Orwin’s upcoming meeting with Mr. Schulze, and the fact that Mr. Schulze might express interest on behalf of Galenica and VFMCRP in exploring a potential acquisition of Relypsa.

On April 18, 2016, Mr. Orwin met with Mr. Schulze in the San Francisco Bay Area. During that meeting, Mr. Schulze referred to the recent Reuters story regarding a potential sale of Relypsa and informed Mr. Orwin that Galenica would be interested in exploring a potential acquisition of Relypsa. Mr. Schulze also described Galenica’s strategic rationale for a potential acquisition of Relypsa, including the anticipated separation of Vifor Pharma Ltd. (“Vifor Pharma”) (Galenica’s subsidiary and one of the equity holders of VFMCRP, Relypsa’s collaboration partner in Europe) from Galenica, and requested that Relypsa provide Galenica with access to due diligence information in order to permit Galenica to further evaluate a potential proposal to acquire Relypsa. Mr. Schulze did not discuss the potential value that Galenica would ascribe to Relypsa or any of the other terms of a potential transaction at that time. During the meeting, Mr. Schulze suggested that Mr. Orwin meet the following day with Dr. Christoph Springer, Deputy Chief Executive Officer of VFMCRP, who was also in the San Francisco Bay Area at that time, and Mr. Schulze facilitated a meeting between Mr. Orwin and Dr. Springer over e-mail.

On April 19, 2016, Mr. Orwin met with Dr. Springer in the San Francisco Bay Area. Dr. Springer informed Mr. Orwin that Galenica would be interested in exploring a potential acquisition of Relypsa and described Galenica’s strategic rationale for a potential acquisition of Relypsa, including the strategic importance of leveraging Relypsa’s existing commercial infrastructure to help promote sales of Vifor Pharma’s and VFMCRP’s approved commercial products in the United States. Dr. Springer did not discuss the potential value that Galenica would ascribe to Relypsa or any of the other terms of a potential transaction at that time.

On April 22, 2016, Mr. Orwin spoke with Mr. Spiegelman over the telephone and provided an update on his meetings with Mr. Schulze and Dr. Springer.

On April 25, 2016, the Relypsa Board held a telephonic meeting, with members of management and representatives of Latham & Watkins participating. Mr. Orwin updated the Relypsa Board regarding his meetings with senior management of VFMCRP and Galenica’s interest in a potential acquisition of Relypsa. Mr. Orwin noted that Galenica had not made an offer to acquire Relypsa and had not indicated the value that it might be prepared to ascribe to Relypsa or any of the other terms of a potential acquisition. The Relypsa Board authorized management to provide access to certain additional due diligence materials to Galenica to enable Galenica to further consider a non-binding proposal to acquire Relypsa. The Relypsa Board also requested that management explore an engagement of Centerview to assist the Relypsa Board and Relypsa management in connection with an evaluation of strategic alternatives available to Relypsa, including continuing to operate as a stand-alone business or any proposal that might ultimately be submitted by Galenica or any other third party. The Relypsa Board requested that management explore an engagement of Centerview based upon Centerview’s familiarity with Relypsa and its business, as well as Centerview’s experience and expertise in the biotechnology and pharmaceutical industries generally and its familiarity with participants in those industries, and Centerview’s experience as a financial advisor to U.S. public biotechnology companies and as a financial advisor in merger and acquisition transactions.

On April 26, 2016, representatives of senior management of Relypsa, Vifor Pharma and VFMCRP held a conference call to discuss additional due diligence to be performed by Galenica on Relypsa and its business in connection with a potential offer by Galenica to acquire Relypsa.

On May 3, 2016, Relypsa announced the closing of $150 million in aggregate principal amount of senior secured term loans.

On May 8, 2016, Relypsa entered into a confidentiality agreement with Galenica with respect to a potential acquisition of Relypsa, and the parties amended that confidentiality agreement on May 11, 2016. The confidentiality agreement with Galenica does not contain a standstill provision. Between May 8, 2016 and July 20, 2016, representatives of Galenica and VFMCRP and their advisors worked with representatives of Relypsa and its advisors to conduct additional detailed due diligence with respect to Relypsa and its business, Relypsa and its advisors responded to due diligence requests received from Galenica and VFMCRP and their advisors, and representatives of Relypsa and its advisors participated in due diligence meetings and conference calls with representatives of Galenica and VFMCRP and their advisors.

On May 9, 2016, Mr. Orwin received a telephone call from the Chief Executive Officer of Party B who indicated that Party B would be interested in exploring a potential acquisition of Relypsa and requested that Party B be permitted to conduct due diligence with respect to Relypsa and its business. The Chief Executive Officer of Party B did not discuss the value it would ascribe to Relypsa or any of the other terms of a potential transaction.

On May 10, 2016, Galenica was provided access to a virtual data room with respect to Relypsa and its business.

On May 18, 2016, Dr. Springer called Mr. Orwin and informed Mr. Orwin that Galenica intended to deliver a non-binding written proposal to acquire Relypsa for $29.00 per Share in cash. Dr. Springer discussed Galenica’s strategic rationale for combining Relypsa with Vifor Pharma’s and VFMCRP’s product portfolio to create a global cardio-renal focused company. Dr. Springer indicated that the offer from Galenica had been reviewed with members of Galenica’s board of directors and that Credit Suisse, Galenica’s financial advisor, was assisting Galenica in arranging financing for the acquisition. Dr. Springer requested a response from Relypsa to Galenica’s proposal by May 24, 2016.

On May 18, 2016, following his call with Dr. Springer, Mr. Orwin received a non-binding written proposal by e-mail on behalf of Galenica offering to acquire all of the outstanding Shares at a price of $29.00 per Share in cash. The non-binding proposal stated that the acquisition would be structured as a two-step tender offer and merger and would be subject only to customary closing conditions, including antitrust approvals. The non-binding proposal also indicated that Galenica had received a letter of confidence from Credit Suisse confirming Credit Suisse’s strong support to finance the transaction, and that the acquisition of Relypsa would not be subject to a financing condition or to approval by the stockholders of Galenica. Galenica’s offer was subject to completion of confirmatory due diligence, negotiation and execution of a definitive merger agreement and approval by Galenica’s board of directors. The non-binding proposal also indicated that Galenica viewed the current Relypsa management team as an integral part of its decision to move forward with its proposal, that Galenica was focused on retaining Relypsa’s talent and expertise, and that, at the appropriate time, Galenica looked forward to discussing the organizational structure of the combined company. The non-binding proposal did not include any other material terms. The closing price of Relypsa common stock on NASDAQ on May 18, 2016 was $14.36 per Share.

On May 19, 2016, Relypsa entered into a confidentiality agreement with Party B with respect to a potential acquisition of Relypsa. The confidentiality agreement with Party B contains a standstill provision that terminated upon Relypsa’s entry into the Merger Agreement.

On May 22, 2016, John Butler, a member of the Relypsa Board, delivered an e-mail to Mr. Spiegelman, Mr. Orwin and Ronald Krasnow, Senior Vice President and General Counsel of Relypsa, stating that, at that time, Mr. Butler intended to recuse himself from the meeting of the Relypsa Board on the following day and any future discussions to the extent they related to Galenica’s proposal to acquire Relypsa or any related transaction process.

On May 23, 2016, the Relypsa Board held a telephonic meeting, with members of management and representatives of Centerview and Latham & Watkins participating. Representatives of management and Centerview reviewed with the Relypsa Board the non-binding written proposal from Galenica to acquire all of the outstanding Shares at a price of $29.00 per Share in cash. The Relypsa Board and the other participants in the meeting discussed Galenica, the License Agreement, and Relypsa’s relationship with Galenica and VFMCRP. The Relypsa Board also discussed the timing of the proposal submitted by Galenica in light of the upcoming May 26, 2016 PDUFA date for a determination by the FDA with respect to the approval of the New Drug Application (“NDA”) for sodium zirconium cyclosilicate (“ZS-9”), an investigational medicine being developed for the treatment of hyperkalemia by ZS Pharma, a wholly-owned subsidiary of AstraZeneca plc (“AstraZeneca”). If approved by the FDA, ZS-9 is expected to be competitive with Veltassa as a treatment for hyperkalemia. Representatives of management discussed the fact that management was working to prepare financial forecasts with respect to Relypsa and its business to share with the Relypsa Board, but that those forecasts would not be completed until after the ZS-9 PDUFA date. Representatives of Latham & Watkins reviewed with the Relypsa Board its fiduciary duties in connection with a potential sale of Relypsa. The Relypsa Board, Relypsa management and Centerview discussed a range of potential pharmaceutical and biotechnology companies that might have interest in an acquisition of Relypsa. At the Relypsa Board’s request, Centerview reviewed five potential counterparties (including Galenica, Party A and Party B) that management and Centerview believed were most likely to be interested in an acquisition of Relypsa based upon past interactions as well as those companies’ familiarity with Relypsa and/or the nephrology or cardiology space, the fact that those companies would be able to help commercialize and support the sale of Veltassa in the United States and either potentially realize efficiencies in an acquisition of Relypsa or utilize Relypsa’s sales force to build a presence in the United States market, those third parties’ financial ability to consummate an acquisition of Relypsa in a timely manner, as well as the presence of existing commercial relationships. The Relypsa Board, Relypsa management and Centerview also discussed a range of other pharmaceutical and biotechnology companies that the Relypsa Board might consider approaching in connection with a potential sale of Relypsa because those companies would be able to help commercialize and support the sale of Veltassa in the United States and potentially realize efficiencies in an acquisition of Relypsa or utilize Relypsa’s sales force to build a presence in the United States market, but which additional companies were seen by the Relypsa Board, based in part on its discussions with Relypsa management and Centerview, as less likely to be interested in an acquisition of Relypsa because they were not in the nephrology or cardiology space and/or had not shown interest in partnering or engaging in other strategic discussions with Relypsa in the past. The Relypsa Board also discussed the rumors that had circulated in the press in late 2015 and early 2016 regarding a potential sale of Relypsa and expressed its concerns regarding confidentiality and potential disruption to Relypsa’s product launch and related operations if Relypsa were to undertake additional outreach at that time. Following the discussion, the Relypsa Board determined not to contact any additional parties at that time, but to wait until after the ZS-9 PDUFA date on May 26, 2016 to reassess this possibility. The Relypsa Board discussed Relypsa’s response to Galenica and determined that it would not be in a position to respond to Galenica regarding the $29.00 per Share price offered by Galenica until after the ZS-9 PDUFA date and a review of such determination’s impact on Relypsa and its business with management and Centerview. Following the discussion, the Relypsa Board instructed Centerview to communicate to Credit Suisse that, while the Relypsa Board had not made a decision to sell Relypsa and was not prepared to respond at that time as to the price offered by Galenica, the Relypsa Board viewed Galenica’s offer as constructive and, assuming that Galenica would be able to increase its offer, Relypsa would be receptive to further exploration of a potential acquisition by Galenica and to providing additional due diligence information to Galenica.

At the May 23, 2016 Relypsa Board meeting, the Relypsa Board also considered matters related to Centerview’s engagement as a financial advisor to Relypsa with respect to a potential sale of Relypsa. Centerview reviewed Centerview’s engagement by Galenica in connection with certain unrelated financial advisory matters, namely assisting Galenica in connection with the publicly announced separation of Vifor Pharma, and in connection with potential future acquisitions by Galenica. Centerview noted that it had not received any fees from Galenica to date as a result of the engagement by Galenica, that it was not representing Galenica in connection with a potential acquisition of Relypsa or any related matters and that Centerview had information barriers in place with respect to its separate Relypsa and Galenica teams. The representatives from Centerview left the meeting, and the Relypsa Board engaged in a detailed discussion of Centerview’s suitability to act as a financial advisor to Relypsa, including Centerview’s familiarity with Relypsa and its business, Centerview’s experience and expertise in the biotechnology and pharmaceutical industries generally and its familiarity with participants in those industries, Centerview’s experience as a financial advisor to U.S. public biotechnology companies and as a financial advisor in merger and acquisition transactions, the potential engagement of an alternative or second financial advisor given Centerview’s historical relationship with Galenica, the potential timing for a sale of Relypsa, and the impact that engaging another financial advisor might have on a potential sale process. Mr. Orwin then reviewed with the Relypsa Board, and the Relypsa Board acknowledged, the decision by Mr. Butler to recuse himself from the meeting and any future meetings of the Relypsa Board to the extent they related to Galenica’s proposal to acquire Relypsa or any related transaction process. Mr. Butler did not attend the May 23, 2016 meeting of the Relypsa Board and, other than his attendance during a portion of the June 20, 2016 regularly scheduled meeting of the Relypsa Board (further described below) to receive updates from members of Relypsa management regarding Relypsa’s stand-alone business (during which portion of the June 20, 2016 regularly scheduled meeting of the Relypsa Board a potential acquisition of Relypsa by Galenica or by any other third party was not discussed), Mr. Butler did not attend any subsequent meetings of the Relypsa Board or any meetings of the Strategic Transaction Committee (as defined below) or the compensation committee of the Relypsa Board, and Mr. Butler did not participate in any discussions with members of the Relypsa Board, Relypsa management, Galenica or any other potential counterparty regarding an acquisition of Relypsa by Galenica or any other potential counterparty.

On May 25, 2016, members of management met with representatives from Party B to address due diligence questions in connection with a potential acquisition of Relypsa, and on May 27, 2016, Party B was provided access to a virtual data room with respect to Relypsa and its business. Between May 25, 2016 and June 2, 2016, representatives of Party B worked with representatives of Relypsa and its advisors to conduct additional due diligence with respect to Relypsa and its business, Relypsa and its advisors responded to due diligence requests received from Party B, and representatives of Relypsa participated in due diligence conference calls with representatives of Party B.

On May 27, 2016, AstraZeneca announced that the FDA issued a Complete Response Letter (“CRL”) regarding the NDA for ZS-9, communicating its decision that an NDA to market ZS-9 would not be approved in its present form.

On May 27, 2016, the Relypsa Board held a telephonic meeting, with members of management and representatives of Centerview and Latham & Watkins participating. The Relypsa Board and the other participants in the meeting discussed the CRL issued by the FDA to AstraZeneca in connection with ZS-9, noted that the CRL meant that ZS-9 was unlikely to be approved for sale in the United States for at least six to nine months, and possibly longer, and discussed the impact of the CRL on Relypsa’s business. The representatives from Centerview noted that they had informed Party B that the Relypsa Board would like to receive a preliminary non-binding proposal to acquire Relypsa by May 30, 2016. The representatives from Centerview again reviewed the five potential counterparties (including Galenica, Party A and Party B) that had been discussed with the Relypsa Board at its May 23, 2016 meeting. The Relypsa Board reiterated its concern about confidentiality if Relypsa were to contact additional potential counterparties. Following discussion, the Relypsa Board determined that contacting Party A and Party C was appropriate at that time. Latham & Watkins reviewed the Relypsa Board’s fiduciary duties in the context of a potential sale of Relypsa and answered questions from the Relypsa Board. The

Relypsa Board then considered matters related to Centerview’s engagement as a financial advisor to Relypsa with respect to a potential sale of Relypsa. The representatives from Latham & Watkins summarized for the Relypsa Board information provided by Centerview related to Centerview’s engagement by Galenica in connection with certain unrelated financial advisory matters, including the facts that any fee payable to Centerview pursuant to its engagement by Galenica in connection with a separation of Vifor Pharma was for a fixed amount and not dependent upon or affected by an acquisition of Relypsa by Galenica. The representatives of Centerview left the meeting, and the Relypsa Board and the representatives of management and Latham & Watkins discussed Centerview’s engagement by Galenica, as well as potential actions available to the Relypsa Board in light of such relationship, including continuing to work with Centerview without taking any additional steps, the potential engagement of a second financial advisor and the level of engagement by any such second financial advisor in a sale process, and potentially not engaging Centerview and instead engaging an alternate financial advisor, as well as the potential timing for a sale of Relypsa and the impact that engaging another financial advisor might have on the sale process. The representatives of management present reviewed with the Relypsa Board the proposed terms of an engagement of Centerview, including the fees that would be payable to Centerview in connection with a sale of Relypsa. Following discussion, the Relypsa Board authorized management to retain Centerview as a financial advisor to Relypsa in connection with the consideration of strategic alternatives by the Relypsa Board, and directed management to explore the engagement of a second financial advisor to provide a second independent financial analysis and potentially a second opinion regarding the fairness of any consideration to be received in any potential acquisition of Relypsa. The Relypsa Board determined to engage Centerview based on Centerview’s experience and expertise in the biotechnology and pharmaceutical industries generally, including Centerview’s familiarity with Relypsa and its business, as well as its assistance to date in connection with the evaluation of strategic alternatives of Relypsa and subsequently the potential sale of Relypsa and its experience as a financial advisor to U.S. public biotechnology companies and as an advisor in merger and acquisition transactions.

Later in the day on May 27, 2016, Relypsa management discussed with members of the Relypsa Board the identity of potential financial advisors who might be engaged to perform a second financial analysis and potentially provide a second opinion regarding the fairness of any consideration to be received by the Relypsa stockholders in any acquisition of Relypsa, and to provide other financial advisory services to Relypsa at the request of the Relypsa Board and, following those discussions, representatives of Relypsa management contacted Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch” and together with Centerview, the “Financial Advisors”) to explain to BofA Merrill Lynch that Centerview had been engaged by Galenica in connection with certain unrelated financial advisory services matters, to inquire as to whether BofA Merrill Lynch would act as a financial advisor to Relypsa in connection with a potential acquisition of Relypsa, and to request that BofA Merrill Lynch provide additional information to Relypsa with respect to any relationships between BofA Merrill Lynch and Galenica so that Relypsa could evaluate BofA Merrill Lynch’s suitability to act as a second financial advisor in connection with a potential acquisition of Relypsa by Galenica. Relypsa management contacted BofA Merrill Lynch following discussions with members of the Relypsa Board because of BofA Merrill Lynch’s historical relationships and familiarity with Relypsa and its business, including its role as a joint book-running manager in connection with Relypsa’s initial public offering in November 2013, BofA Merrill Lynch’s experience and expertise in the biotechnology and pharmaceutical industries generally and its familiarity with participants in those industries, and BofA Merrill Lynch’s experience as a financial advisor to U.S. public biotechnology companies, and as a financial advisor in merger and acquisition transactions.

On May 31, 2016, at the direction of the Relypsa Board, representatives of Centerview contacted Party C and inquired as to Party C’s interest in a potential acquisition of Relypsa.

On June 1, 2016, Relypsa entered into an engagement letter with Centerview to assist Relypsa in its analysis and consideration of various strategic alternatives that may be available to Relypsa, including with respect to a potential sale.

Also on June 1, 2016, at the direction of the Relypsa Board, representatives of Centerview contacted Party A and inquired as to Party A’s interest in a potential acquisition of Relypsa.

On June 2, 2016, a representative of Party B contacted a member of senior management of Relypsa by telephone and communicated that Party B believed an acquisition of Relypsa would be too large and too dilutive to Party B’s earnings and that, as a result, Party B was not interested in exploring a potential acquisition of Relypsa.

On June 3, 2016, representatives of Party A contacted Centerview and indicated that Party A would be interested in further exploring a potential acquisition of Relypsa.

On June 7, 2016, Mr. Orwin spoke with Dr. Springer by telephone. Dr. Springer informed Mr. Orwin that Galenica’s due diligence had been progressing well, that Galenica expected to present a revised non-binding offer to acquire Relypsa during the week of June 13, 2016, and that Etienne Jornod, the Executive Chairman of Galenica and Chairman of VFMCRP, and members of the VFMCRP senior management team would like to visit Relypsa’s headquarters in Redwood City to meet the Relypsa senior management team and further discuss Galenica’s interest in an acquisition of Relypsa.

On June 8, 2016, Relypsa entered into a confidentiality agreement with Party A with respect to a potential acquisition of Relypsa. The confidentiality agreement with Party A contains a standstill provision that terminated upon Relypsa’s entry into the Merger Agreement. Also on June 8, 2016, representatives of Relypsa management and representatives of Party A held a conference call to review due diligence matters with respect to Relypsa. Between June 8, 2016 and June 24, 2016, representatives of Party A worked with representatives of Relypsa and its advisors to conduct additional due diligence with respect to Relypsa and its business, Relypsa and its advisors responded to due diligence requests received from Party A and representatives of Relypsa participated in due diligence conference calls with representatives of Party A. On June 14, 2016, Party A was provided access to a virtual data room with respect to Relypsa and its business.

On June 10, 2016, representatives of Party C contacted Centerview and communicated that Party C was not interested in pursuing a potential acquisition of Relypsa. Party C did not provide a reason for its determination not to pursue a potential acquisition of Relypsa.

On June 13, 2016, Mr. Orwin spoke with Dr. Springer over the telephone, discussed Galenica’s due diligence to date and the timeline for submission by Galenica of a revised non-binding proposal to acquire Relypsa, and confirmed June 20, 2016 for a visit by Mr. Jornod and members of the senior management teams of Vifor Pharma and VFMCRP to Relypsa’s headquarters in Redwood City.

On June 14, 2016, Dr. Springer called Mr. Orwin to express Galenica’s continued interest in an acquisition of Relypsa, and informed Mr. Orwin that Galenica intended to deliver a revised non-binding written proposal to acquire Relypsa later that day. Dr. Springer informed Mr. Orwin that the revised non-binding proposal would include a per Share purchase price in the “low-$30’s,” and that Galenica was prepared to move quickly to finalize a transaction.

Later on June 14, 2016, the Relypsa Board held a telephonic meeting with members of management and representatives of Centerview and Latham & Watkins participating. Mr. Orwin summarized his call with Dr. Springer that had taken place earlier that morning. Representatives from Relypsa management and Centerview provided an update on discussions with Party A, Party B and Party C and on the ongoing diligence being conducted by Galenica and Party A. The Relypsa Board and the representatives of management and Centerview participating in the meeting discussed potentially contacting additional counterparties that might be interested in an acquisition of Relypsa. Following the discussion, the Relypsa Board determined not to contact other potential counterparties at that time based upon its belief that the most likely strategic counterparties had already been contacted, its knowledge of Relypsa and its business and other potential acquirers and their businesses, and its concerns regarding confidentiality surrounding the sale process, particularly in light of rumors that had circulated in the press in late 2015 and early 2016 regarding a potential sale of Relypsa. Representatives of Relypsa management then reviewed and discussed Relypsa’s business, including certain financial forecasts for fiscal years 2016-2025 for Relypsa and its business with the Relypsa Board and related assumptions, including the June 2016 Revenue Model which included updated prospective revenue information from the 2015 Long Range Plan with respect to gross sales of Veltassa. The June 2016 Revenue Model also included the prospective revenue information for fiscal years 2020 through 2025 based upon gross sales of Veltassa in the US that had been included in the 2015 Long Range Plan, and provided two additional scenarios for revenues based upon gross sales of Veltassa in the US for fiscal years 2020 through 2025, which varied based upon assumed peak market penetration rates in 2025. For further information with respect to such financial forecasts, see the section below entitled “—Certain Financial Forecasts.”

The representatives from Centerview then left the June 14, 2016 Relypsa Board meeting, and the representatives of Relypsa management discussed with the Relypsa Board the potential engagement of a second financial advisor by Relypsa in light of Centerview’s ongoing financial advisory work with Galenica, which had been previously reviewed with the Relypsa Board. The representatives of Relypsa management informed the Relypsa Board that following discussions with members of the Relypsa Board, management had explored an engagement of BofA Merrill Lynch to perform a second financial analysis and potentially provide a second opinion regarding the fairness of any consideration to be received by Relypsa stockholders in any acquisition of Relypsa, and to provide other financial advisory services to Relypsa at the request of the Relypsa Board, and the representatives of Relypsa management reviewed the terms of a proposed engagement of BofA Merrill Lynch with the Relypsa Board. Following discussion, the Relypsa Board authorized management to finalize and execute an engagement letter with BofA Merrill Lynch on substantially the terms outlined by management. The Relypsa Board selected BofA Merrill Lynch because of BofA Merrill Lynch’s historical relationships and familiarity with Relypsa and its business, including its role as a joint book-running manager in connection with Relypsa’s initial public offering in November 2013, BofA Merrill Lynch’s experience and expertise in the biotechnology and pharmaceutical industries generally and its familiarity with participants in those industries, and BofA Merrill Lynch’s experience as a financial advisor to U.S. public biotechnology companies, and as a financial advisor in merger and acquisition transactions.

On June 14, 2016, following the meeting of the Relypsa Board, Mr. Orwin received a revised non-binding written proposal by e-mail from Galenica offering to acquire all of the outstanding Shares at a price of $30.25 per Share in cash. The non-binding proposal was otherwise consistent with the non-binding written proposal received from Galenica on May 18, 2016, and the non-binding proposal did not include any other new material terms. The closing price of Relypsa common stock on NASDAQ on June 14, 2016 was $19.32 per Share.

On June 16, 2016, following discussions between Mr. Orwin and members of the Relypsa Board, at the request of the Relypsa Board, a representative of Centerview spoke with Mr. Jornod over the telephone. The representative of Centerview informed Mr. Jornod that Relypsa was disappointed with the revised non-binding proposal to acquire Relypsa that had been received from Galenica, that the revised non-binding proposal to acquire Relypsa failed to fully take into account the CRL delivered by the FDA to AstraZeneca in connection with ZS-9 and the related anticipated delay in the commercial availability of ZS-9, that Galenica should be prepared to further increase its offer and that, while the non-binding proposal would be reviewed with the Relypsa Board, Mr. Jornod should consider postponing his trip to Relypsa headquarters scheduled for June 20, 2016. Mr. Jornod informed representatives of Centerview that he and members of the senior management teams of Vifor Pharma and VFMCRP still intended to visit Relypsa headquarters on June 20, 2016.

On June 20, 2016, a representative of Centerview spoke with a representative of Party A over the telephone, and the representative of Party A informed the representative from Centerview that Party A remained interested in exploring a potential acquisition of Relypsa, and that Party A would potentially be able to deliver a non-binding proposal to acquire Relypsa sometime the following week, but that Party A would only be interested in discussing a potential acquisition at a valuation in the “low $30’s” per Share.

Later on June 20, 2016, the Relypsa Board met in person at Relypsa’s headquarters in Redwood City, California, with members of management and representatives of Centerview, BofA Merrill Lynch and Latham & Watkins participating.

Also, on June 20, 2016, members of senior management of Relypsa met with Mr. Jornod and members of the senior management teams of Vifor Pharma and VFMCRP in person at Relypsa’s headquarters in Redwood City, California, conducted due diligence meetings and discussed Galenica’s strategic rationale for a potential acquisition of Relypsa. The representatives from Galenica, Vifor Pharma and VFMCRP did not meet with members of the Relypsa Board, other than Mr. Orwin, or any representatives from Relypsa’s advisors, and the representatives from Galenica, Vifor Pharma and VFMCRP did not present a revised proposal to acquire Relypsa during those meetings.

During the June 20, 2016, meeting of the Relypsa Board, representatives of Relypsa management and Centerview reviewed with the Relypsa Board the revised non-binding written proposal that had been received from Galenica to acquire all of the outstanding Shares at a price of $30.25 per Share in cash, and discussed interactions with a representative of Party A earlier that day. The representatives from Centerview reviewed certain discussion materials that had been prepared by Centerview, including Centerview’s preliminary financial analysis of Relypsa (which included the use of the Final Unaudited Prospective Financial Information (as defined below in the section below entitled “—Certain Financial Forecasts”) prepared by management) relative to the non-binding $30.25 per Share acquisition proposal received from Galenica. The representatives from BofA Merrill Lynch also reviewed certain discussion materials that had been prepared by BofA Merrill Lynch, including BofA Merrill Lynch’s preliminary financial analysis of Relypsa, based on the Final Unaudited Prospective Financial Information. The Relypsa Board discussed with members of Relypsa’s senior management and its advisors the preliminary financial analyses with respect to Relypsa prepared by Centerview and BofA Merrill Lynch, and the terms of the revised non-binding acquisition proposal received from Galenica. The Relypsa Board also discussed with members of Relypsa’s senior management and its advisors Relypsa’s current cash position, the amount of cash that would be required to fund Relypsa’s business based upon the Final Unaudited Prospective Financial Information, Relypsa’s future financing needs and the timeline for obtaining any such financing, as well as the timeline for a potential acquisition of Relypsa by Galenica.

At the June 20, 2016 Relypsa Board meeting, the representatives from Centerview and BofA Merrill Lynch then reviewed with the Relypsa Board and members of Relypsa management present the five potential counterparties that had been discussed with the Relypsa Board at its May 23, 2016 meeting. The Relypsa Board noted that four of the five potential counterparties discussed had contacted or been contacted by Relypsa in connection with a potential acquisition of Relypsa, namely Galenica, Party A, Party B and Party C, and the Relypsa Board discussed whether to contact the fifth party or any other potential counterparties at that time. Following discussion and input from its financial advisors and management, the Relypsa Board determined not to contact other potential counterparties at that time based upon its belief that the most likely strategic counterparties had already been contacted, its belief, based in part on its discussions with Relypsa management, Centerview and BofA Merrill Lynch, that other potential counterparties had not shown interest in an acquisition of Relypsa in the past and/or were not likely to show significant interest in an acquisition of Relypsa at that time, its knowledge of Relypsa and its business and other potential acquirers and their businesses and its concerns regarding confidentiality surrounding the sale process, particularly in light of rumors that had circulated in the press in late 2015 and early 2016 regarding a potential sale of Relypsa. The Relypsa Board discussed Relypsa’s response to Galenica’s non-binding proposal to acquire Relypsa, and the Relypsa Board authorized Mr. Orwin to inform Mr. Jornod that the Relypsa Board continued to review and consider Galenica’s non-binding proposal and did not have a formal response to the non-binding proposal at that time, but that an increased offer closer to $34.00 per Share was more likely to be supported by the Relypsa Board.

During a portion of the June 20, 2016 Relypsa Board meeting, Mr. Orwin left the meeting and met with Mr. Jornod and members of the senior management teams of Vifor Pharma and VFMCRP at Relypsa’s offices, and informed Mr. Jornod that the Relypsa Board continued to review and consider Galenica’s proposal and did not have a formal response to the offer at that time, but that an increased offer closer to $34.00 per Share was more likely to be supported by the Relypsa Board. Mr. Jornod informed Mr. Orwin that Galenica remained very interested in an acquisition of Relypsa and that Galenica was prepared to move quickly to announce a transaction, but Mr. Jornod did not revise Galenica’s offer or offer to increase the purchase price payable for

Relypsa at that time, and instead indicated that, if desired by Relypsa, Galenica would be willing to explore a reduced upfront cash purchase together with a contingent value right tied to future Veltassa sales.

Later on June 20, 2016, following his meeting with Mr. Jornod and members of the senior management teams of Vifor Pharma and VFMCRP, Mr. Orwin rejoined the Relypsa Board meeting and summarized his discussion with Mr. Jornod for the Relypsa Board. After discussion, the Relypsa Board authorized Mr. Orwin to inform Galenica that the Relypsa Board believed an offer closer to $34.00 in cash per Share was more reflective of the value of Relypsa and that the Relypsa Board was not interested in exploring a reduced up-front cash offer coupled with a contingent value right. The Relypsa Board also directed Mr. Orwin to attempt to negotiate an improved offer from Galenica at a price above the $30.25 per Share in cash currently being offered by Galenica, and authorized Mr. Orwin to proceed with further discussions with Galenica regarding a potential acquisition of Relypsa at a price at or above Galenica’s current $30.25 per Share offer, subject to ultimate approval of any such transaction by the Relypsa Board. The Relypsa Board also directed Mr. Orwin to coordinate with Centerview to inform Party A that the Relypsa Board would be interested in receiving a non-binding offer to acquire Relypsa from Party A. The Relypsa Board again reviewed the fact that Mr. Butler had decided to recuse himself from any Relypsa Board meetings to the extent related to Galenica’s proposal to acquire Relypsa, as well as any related transaction process.

At the June 20, 2016, Relypsa Board meeting, the Relypsa Board formed a Strategic Transaction Committee (the “Strategic Transaction Committee”) consisting of Relypsa Board members Daniel Spiegelman, David McGirr and Dr. Thomas Schuetz in order to facilitate the negotiation process with any counterparties in connection with a potential acquisition of Relypsa, including Galenica, and to ensure that an authorized committee of the Relypsa Board would be reasonably available on short notice to assist Relypsa management in connection with the preliminary non-binding offer received from Galenica and offers to acquire Relypsa, if any, received from other third parties. The Relypsa Board authorized the Strategic Transaction Committee to assist Relypsa senior management and Relypsa’s advisors in connection with the sale process and to provide guidance and advice with respect to negotiations with Galenica and any other potential counterparties, subject to ultimate approval of any transaction by the Relypsa Board.

On June 21, 2016, the Strategic Transaction Committee held a telephonic meeting with members of management and representatives of Centerview and Latham & Watkins participating. The participants discussed the Relypsa Board’s response to Galenica’s non-binding proposal to acquire Relypsa for $30.25 per Share.

On June 22, 2016, Mr. Orwin informed Mr. Jornod and Dr. Springer during a telephone call that the Relypsa Board believed an offer closer to $34.00 per Share was more reflective of the value of Relypsa and that the Relypsa Board was not interested in exploring a reduced up-front cash offer coupled with a contingent value right.

Also on June 22, 2016, a representative of Centerview spoke with a representative of Party A and informed Party A that Relypsa would be interested in receiving a non-binding proposal to acquire Relypsa from Party A. The representative from Party A indicated that Party A remained interested in exploring a potential acquisition of Relypsa, but that Party A had not yet made a decision whether to submit a proposal to acquire Relypsa or whether to devote internal resources to a potential acquisition of Relypsa.

On June 23, 2016, Mr. Orwin and Dr. Springer spoke on a telephone call, and Dr. Springer verbally informed Mr. Orwin that Galenica was prepared to increase its non-binding proposal to acquire all of the outstanding Shares to a price of $32.00 per Share in cash. Mr. Orwin and Dr. Springer did not discuss any other material terms with respect to Galenica’s proposal. The closing price of Relypsa common stock on NASDAQ on June 23, 2016 was $18.09 per Share.

On June 24, 2016, the Strategic Transaction Committee held a telephonic meeting, with members of management and representatives of Centerview and Latham & Watkins participating. Mr. Orwin summarized his telephone call with Dr. Springer and informed the Strategic Transaction Committee that Galenica had increased its non-binding proposal to acquire all of the outstanding Shares to a price of $32.00 per Share in cash. Mr. Orwin informed the Strategic Transaction Committee that, based upon his discussion with Dr. Springer, he believed that the $32.00 per Share in cash offered by Galenica was the most that Galenica was willing to pay for Relypsa. The Strategic Transaction Committee and the other participants in the meeting then discussed the non-binding oral proposal to acquire all of the outstanding Shares at a price of $32.00 per Share in cash that had been received from Galenica and the fact that no other proposals to acquire Relypsa has been received, as well as the financial analyses of Centerview and BofA Merrill Lynch reviewed with the Relypsa Board at its June 20, 2016 meeting and related matters discussed by the Relypsa Board at that meeting, including the fact that the Relypsa Board had authorized Mr. Orwin to proceed with further discussions with Galenica regarding a potential acquisition of Relypsa at a price at or above Galenica’s $30.25 per Share offer, subject to ultimate approval of any such transaction by the Relypsa Board. The Strategic Transaction Committee and Mr. Orwin then discussed whether Galenica was likely to further increase the value of its offer to acquire Relypsa, and the potential risk that Galenica might withdraw or lower its offer or otherwise indicate that it was not prepared to proceed with a transaction if Relypsa were to request a further increase in the price offered by Galenica. Following the discussion, the Strategic Transaction Committee determined that it was in the best interests of Relypsa to further explore a potential transaction with Galenica, and authorized Mr. Orwin and Relypsa’s advisors to further explore a potential acquisition of Relypsa by Galenica at a preliminary non-binding purchase price of $32.00 per Share, subject to approval of any transaction by the Relypsa Board, and to begin negotiation of a definitive acquisition agreement with Galenica.

After the Strategic Transaction Committee call on June 24, 2016, Mr. Orwin called Dr. Springer and informed Dr. Springer that Relypsa was prepared to further explore a sale of Relypsa at a price of $32.00 per Share in cash. Later on June 24, 2016, at the request of Relypsa, representatives of Latham & Watkins sent a draft of the Merger Agreement that had been prepared with the assistance of Relypsa management to Jones Day, outside legal counsel to Galenica. Between June 24, 2016 and July 20, 2016, based on input from their respective clients, representatives of Latham & Watkins and Jones Day exchanged drafts of the Merger Agreement and negotiated the principal issues raised by the draft Merger Agreement, including, among others, the scope of the parties’ covenants, representations and warranties, conditions to closing a transaction and related risks and obligations, including the definition of a material adverse effect and obligations of the parties with respect to obtaining regulatory approvals, the parties’ termination rights and restrictions on Relypsa’s ability to solicit alternative transactions and on the ability of the Relypsa Board to change its recommendation with respect to the Offer and the Merger and exceptions to those restrictions, as well as related obligations and amounts payable in connection with a termination of the Merger Agreement in connection with a competing offer or following a change in recommendation. See Item 3 above under the section entitled “—Arrangements with Merger Sub and Parent—The Merger Agreement” for a detailed description of the terms of the definitive Merger Agreement.

On June 27, 2016, a representative of Centerview spoke with a representative of Party A over the telephone, and was informed that while Party A remained interested in a potential acquisition of Relypsa, pursuing an acquisition of Relypsa would be difficult in light of valuation and other strategic priorities for Party A.

On July 5, 2016, a representative of Centerview again spoke with a representative of Party A over the telephone. The representative from Party A informed the representative from Centerview that following internal discussions Party A would not be pursuing an acquisition of Relypsa at that time. The representative from Party A informed the representative from Centerview that Party A had made its determination based upon Party A’s current strategic plans and business focus and its perception of the value that would be required to acquire Relypsa.

On July 6, 2016, Mr. Orwin spoke with Dr. Springer by telephone and discussed the status and timing of a potential acquisition of Relypsa by Galenica, progress with respect to negotiation of the definitive Merger Agreement and remaining due diligence matters, and the treatment of outstanding Relypsa equity awards in an acquisition by Galenica. Dr. Springer indicated that Galenica could be prepared to announce an acquisition as early as July 20, 2016, subject to agreement on the definitive Merger Agreement between the parties and approval by the Galenica board of directors, but also indicated that Galenica would prefer an announcement on August 9, 2016. Mr. Orwin informed Dr. Springer that if final terms with respect to an acquisition could be agreed, Relypsa would want to execute the definitive Merger Agreement shortly thereafter.

On July 7, 2016, the Relypsa Board held a telephonic meeting, with members of management and representatives of Centerview and Latham & Watkins participating. Mr. Orwin provided an update regarding his telephone call on July 6, 2016 with Dr. Springer. Representatives from Latham & Watkins and Relypsa management discussed the terms of the draft Merger Agreement with the Relypsa Board and reviewed the substantive issues to be negotiated. The Relypsa Board and the other participants in the meeting discussed the potential timing for completion of negotiations with Galenica.

On July 13, 2016, Mr. Orwin spoke with Dr. Gianni Zampieri, Vice-Chief Executive Officer (and acting Chief Executive Officer) of Vifor Pharma, by telephone regarding the treatment of outstanding Relypsa equity awards in an acquisition by Galenica and the potential timing for completion of the definitive Merger Agreement and announcing a potential acquisition of Relypsa by Galenica. Dr. Zampieri indicated that Galenica continued to target August 9, 2016 for completing negotiations and announcing an acquisition of Relypsa, but also agreed that the Galenica management team would further consider advancing negotiations with respect to the Merger Agreement and completion of due diligence and potentially signing and announcing a definitive agreement to acquire Relypsa as early as the latter part of the week of July 18, 2016.

On July 13, 2016, a representative of Centerview telephoned a representative from Party A and the representative from Centerview was again informed that Party A would not be pursuing an acquisition of Relypsa at that time, and that he did not believe that Party A could pursue an acquisition of Relypsa even if Relypsa were to delay a sale by three or four weeks.

On the morning of July 14, 2016, the Relypsa Board held a telephonic meeting, with members of management and representatives of Centerview and Latham & Watkins participating. Mr. Orwin provided an update regarding his telephone call on July 13, 2016 with Dr. Zampieri. A representative from Centerview then summarized Centerview’s July 13, 2016 telephone call with a representative from Party A. Representatives from Latham & Watkins provided an update regarding the status of negotiation of a definitive Merger Agreement with Galenica. The members of the Relypsa Board and the representatives of management, Centerview and Latham & Watkins discussed the potential timing for completion of negotiations with respect to, and Board consideration of, a definitive Merger Agreement with Galenica and the timing for announcing a potential acquisition of Relypsa, including risks to reaching a final agreement with Galenica with respect to an acquisition that could result from delaying an announcement into August 2016 and the timing for announcement of Relypsa’s second quarter 2016 earnings and filing of Relypsa’s Form 10-Q with the SEC. Following this discussion, the Relypsa Board requested that Mr. Orwin, Latham & Watkins and Centerview continue to urge Galenica and its advisors to work towards reaching a definitive agreement to acquire Relypsa as early as the latter part of the week of July 18, 2016. The members of the Relypsa Board and the representatives from management and Centerview then discussed potentially contacting additional counterparties that had not yet been contacted in connection with a potential acquisition of Relypsa. Following discussion and input from Centerview and Relypsa management, the Relypsa Board determined not to contact other potential counterparties at that time based upon its belief that the most likely strategic counterparties had already been contacted, its belief that other potential outreach candidates had not shown interest in an acquisition of Relypsa in the past and/or were not likely to show a high degree of interest in an acquisition of Relypsa at that time, its knowledge of Relypsa and its business and other potential acquirers and their businesses and its concerns regarding confidentiality surrounding the sale process, particularly in light of rumors that had circulated in the press in late 2015 and early 2016 regarding a potential sale of Relypsa.

On July 15, 2016, Mr. Orwin spoke with Dr. Springer over the telephone and asked that Dr. Springer and the senior Galenica management team again consider signing and announcing a definitive agreement to acquire Relypsa during the latter half of the week of July 18, 2016. On July 16, 2016, Mr. Orwin received an e-mail from Dr. Jornod indicating that Galenica would work towards signing and announcing a definitive agreement to acquire Relypsa on July 20, 2016.

Between July 17 and July 20, 2016, based on input from their respective clients, representatives of Latham & Watkins and Jones Day negotiated the remaining terms of, and finalized, the Merger Agreement, pending approval by the Relypsa Board.

On July 19, 2016, Relypsa entered into an engagement letter with BofA Merrill Lynch to perform a second financial analysis and potentially provide a second opinion regarding the fairness of any consideration to be received by Relypsa’s stockholders in any acquisition of Relypsa, and to provide other financial advisory services to Relypsa at the request of the Relypsa Board.

On the evening of July 20, 2016, the Relypsa Board met telephonically to consider the definitive Merger Agreement and a potential acquisition of Relypsa by Galenica and related matters. Representatives from Centerview, BofA Merrill Lynch and Latham & Watkins and members of Relypsa’s senior management attended the meeting. At the meeting, Mr. Orwin summarized recent discussions with Galenica. Representatives of Centerview reviewed with the Relypsa Board Centerview’s financial analysis of the Offer Price, based on the Final Unaudited Prospective Financial Information. Representatives of BofA Merrill Lynch reviewed with the Relypsa Board BofA Merrill Lynch’s financial analysis of the Offer Price, based on the Final Unaudited Prospective Financial Information. The Relypsa Board considered matters related to BofA Merrill Lynch’s engagement as a second financial advisor to Relypsa with respect to a potential sale of Relypsa and discussed BofA Merrill Lynch’s disclosure to the Relypsa Board that BofA Merrill Lynch had no material relationship with Galenica and had not received any fees for rendering any services to Galenica. Representatives from Latham & Watkins reviewed with the Relypsa Board the terms of the definitive Merger Agreement with Galenica. Representatives from Latham & Watkins also reviewed for the members of the Relypsa Board their fiduciary duties to Relypsa and its stockholders under Delaware law in connection with a sale of Relypsa and a decision to enter into the Merger Agreement. Discussion among the members of the Relypsa Board and the other participants in the meeting regarding Relypsa, the Merger Agreement, the proposed acquisition by Galenica and Galenica’s financing of the acquisition ensued. The representatives of Centerview then rendered to the Relypsa Board the oral opinion of Centerview, which was subsequently confirmed by delivery of a written opinion dated as of July 20, 2016, that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in preparing such opinion as set forth therein, the $32.00 per Share in cash to be paid to the holders of Shares (other than as set forth in Centerview’s opinion) in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, see below under the heading “—Opinions of Relypsa’s Financial Advisors—Opinion of Centerview Partners LLC.” The representatives of BofA Merrill Lynch also rendered to the Relypsa Board the oral opinion of BofA Merrill Lynch, which was subsequently confirmed by delivery of a written opinion dated as of July 20, 2016, that, as of the date of such opinion, and based upon and subject to the assumptions and limitations set forth in BofA Merrill Lynch’s written opinion, the $32.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. For a detailed discussion of BofA Merrill Lynch’s opinion, see below under the heading “—Opinions of Relypsa’s Financial Advisors—Opinion of BofA Merrill Lynch.”

At the July 20, 2016 meeting, following further discussion, and after consultation with the members of senior management present and the representatives from Centerview, BofA Merrill Lynch and Latham & Watkins, the members of the Relypsa Board present at the meeting unanimously:

•	determined that it was in the best interests of Relypsa and its stockholders for Relypsa to enter into the Merger Agreement,

•	approved and declared advisable the Merger Agreement, the performance by Relypsa of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement,

•	resolved, upon the terms and subject to the conditions set forth in the Merger Agreement, to recommend that Relypsa’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, and

•	authorized and approved the execution, delivery and performance of the Merger Agreement by Relypsa.

For the basis of the Relypsa Board’s determinations and recommendations, see the section below entitled “—Reasons for the Recommendation of the Relypsa Board.” Immediately following the July 20, 2016, meeting of the Relypsa Board, the compensation committee of the Relypsa Board met and the members of the compensation committee present unanimously approved certain compensatory arrangements for purposes of establishing the “non-exclusive safe harbor” with respect to such compensatory arrangements pursuant to Rule 14d-10(d) under the Exchange Act.

Following the July 20, 2016 meeting of the Relypsa Board, Relypsa, Galenica and Merger Sub executed the Merger Agreement, and Galenica and Relypsa announced the transaction in a press release prior to the open of Swiss and US stock markets on July 21, 2016.

On August 4, 2016, Merger Sub commenced the Offer.

Reasons for the Recommendation of the Relypsa Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Relypsa Board consulted with Relypsa’s senior management, Relypsa’s financial advisors, Centerview and BofA Merrill Lynch, and Relypsa’s outside legal counsel, Latham & Watkins, and, in the course of reaching its determination to approve the terms of the Merger Agreement, the Offer and the Merger and to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that Relypsa’s stockholders accept the Offer and tender their Shares in the Offer, the Relypsa Board carefully considered a wide and complex range of factors, including the following non-exhaustive list of material factors and benefits of the Offer and the Merger, each of which the Relypsa Board believed supported its determination and recommendation:

•	Premium to Market Prices. The Relypsa Board considered the fact that the Offer Price to be paid by Merger Sub would provide Relypsa’s stockholders with the opportunity to receive a significant premium over the market price of the Shares. The Relypsa Board reviewed the historical market prices and trading information with respect to the Shares, including the fact that the Offer Price represents a premium of:

•	approximately 59% over the closing price per Share on July 20, 2016, the last trading day before the announcement of the execution of the Merger Agreement; and

•	approximately 71% over the $18.70 volume weighted average price per Share for the 30-day trading period ended July 20, 2016.

•	Certainty of Value. The Relypsa Board considered the fact that the consideration to be received by Relypsa’s stockholders in the Offer and the Merger consists entirely of cash, which provides liquidity and certainty of value to Relypsa’s stockholders. Based upon its knowledge of, and familiarity with, Relypsa’s historical and current business, operations, prospects, business strategy, competitive position and the pharmaceutical industry generally, the Relypsa Board believed this certainty of value was compelling compared to the long-term value creation potential of Relypsa’s business, taking into account the risks of remaining independent and pursuing Relypsa’s current business and financial plans.

•	The Prospects of Relypsa; Risks Relating to Remaining a Stand-Alone Company. The Relypsa Board considered Relypsa’s prospects and risks if Relypsa were to remain an independent company. The

Relypsa Board considered Relypsa’s current business and financial plans, including the risks and uncertainties associated with achieving and executing on Relypsa’s business and financial plans in the short- and long-term, as well as the general risks of market conditions that could reduce the price of the Shares. Among the potential risks and uncertainties identified by the Relypsa Board were:

•	the risks and uncertainties associated with the ongoing commercial launch of Relypsa’s first and only drug, Veltassa, and the creation and growth of the market for Veltassa, which is the first new drug approved in the United States to treat hyperkalemia in more than 50 years, including the risk that Veltassa may not achieve market acceptance among physicians, patients, patient advocacy groups, health care payers and the medical community and may not be commercially successful,

•	Relypsa’s limited financial resources and the substantial amount of capital (and significant stockholder dilution) that Relypsa would need to raise to fund ongoing and future clinical studies, manufacture, commercialization and distribution of Veltassa and other product candidates and the continuance of its existing research and development operations, and the uncertain nature of the financial markets and the potential that equity funding may not be available to Relypsa on attractive terms, or at all, at various times in the future,

•	the risk that governmental or other third-party payers would not provide adequate coverage and reimbursement levels for Veltassa and the risk that delays in securing formulary and market access for Veltassa resulting from the contracting process with some or all of such payers would adversely impact Relypsa’s business,

•	the risk that Relypsa would be unable to effectively and efficiently manage its supply chain costs and scale manufacturing to enable Relypsa to achieve profitability on a commercially reasonable timeline,

•	the risk that foreign regulatory authorities would not approve or otherwise delay or limit and approval of any application filed to market Veltassa,

•	the risk that the FDA would not approve changes to the prescribing information for Veltassa, including changes to the boxed warning and limitation of use,

•	risks relating to Relypsa’s ability to obtain and maintain patent coverage for Veltassa and future product candidates, including risks related to patent infringement lawsuits, re-examinations and the risk of generic products competing with any products marketed by Relypsa,

•	the net losses that Relypsa has incurred since its inception and Relypsa’s expectation that it will continue to incur net losses for the foreseeable future,

•	the risks and uncertainties associated with potential future competition, including the risks of competition from AstraZeneca and sodium zirconium cyclosilicate (ZS-9), AstraZeneca’s investigational medicine being developed for the treatment of hyperkalemia, and from Ardelyx, Inc., which has announced that it is developing a potassium-binding polymer based on polystyrene sulfonate and a potential drug to enhance potassium secretion both for the treatment of hyperkalemia, as well as the risk of competition from other competitors with materially greater financial, manufacturing, marketing, research and drug development resources than Relypsa and with extensive expertise in nonclinical and clinical testing and in obtaining regulatory approvals for drugs,

•	the challenges and risks associated with growing Relypsa and expanding its product offerings beyond a single product through either organic growth or strategic acquisitions,

•	the risks associated with the outcome of future clinical studies and the possibility that future clinical study results will not be consistent with those previously observed or will not support expanded usage of Veltassa or other product candidates,

•	the risks and uncertainties inherent in the pharmaceutical industry,

•	general risks and market conditions that could reduce the market price of the Shares, and

•	the various additional risk factors pertaining to Relypsa that are listed in Item 1A of Part I of Relypsa’s most recent annual report on Form 10-K.

•	Value. The Relypsa Board believed that the Offer Price of $32.00 per Share represents full and fair value for the Shares, taking into account the Relypsa Board’s familiarity with Relypsa’s current and historical financial condition and results of operations and Relypsa’s business strategy, assets, financial condition and requirements and business prospects.

•	Potential Strategic Alternatives. The Relypsa Board considered possible alternatives to the acquisition by Parent reasonably available to Relypsa, including continuing to operate as a stand-alone company, and the potential benefits to Relypsa’s stockholders of these alternatives, as well as the Relypsa Board’s assessment that none of these alternatives was reasonably likely to create greater value for Relypsa’s stockholders within a reasonable period of time, taking into account risks of execution as well as business, competitive, industry and market risks. In addition, the Relypsa Board considered the outreach to three other potential strategic counterparties (other than Parent) that the Relypsa Board believed were most likely to be interested in an acquisition of Relypsa based upon those companies’ familiarity with Relypsa and/or the nephrology space, the fact that the Relypsa Board believed that those companies would be able to help commercialize and support the sale of Veltassa in the United States and either potentially realize efficiencies in an acquisition of Relypsa or utilize Relypsa’s sales force to build a presence in the United States market and the belief that those third parties had sufficient financial ability to consummate a transaction in a timely manner, but each of which indicated that it was not interested in pursuing an acquisition of Relypsa.

•	Negotiations with Parent. The Relypsa Board considered the course of negotiations between Relypsa and Parent, which resulted in an increase in the price that Parent was willing to pay to acquire Relypsa of $3.00 per Share to $32.00 per Share from the $29.00 price per Share initially offered by Parent, and the Relypsa Board’s belief that, based on those negotiations, the Offer Price of $32.00 per Share represented the highest price per Share that Parent was willing to pay and that the Merger Agreement contained the most favorable terms to Relypsa in the aggregate to which Parent was then willing to agree.

•	Terms of the Merger Agreement. Terms of the Merger Agreement supporting the Relypsa Board’s belief that the agreement was advisable and in the best interest of Relypsa’s stockholders include:

•	Definition of Material Adverse Effect—the definition of “Material Adverse Effect” in the Merger Agreement allocates regulatory risks regarding Veltassa to Parent by providing that actions or inactions of governmental bodies and professional medical organizations with respect to Veltassa or any product of its competitors (it being understood that any side effect, adverse event or safety observation with respect to Veltassa that gives rise or contributes to such action or inaction maybe accounted for) and any regulatory or clinical changes with respect to Veltassa or any product of its competitors (it being understood that any side effect, adverse event or safety observation with respect to Veltassa that gives rise or contributes to such action or inaction maybe accounted for) occurring after the execution of the Merger Agreement cannot be taken into account in determining whether there has been a material adverse effect on Relypsa.

•	Ability to Respond to Certain Unsolicited Acquisition Proposals—the Merger Agreement permits the Relypsa Board, in furtherance of the exercise of its fiduciary duties under Delaware law, to engage in negotiations or discussions with any third party that has made an unsolicited and written acquisition proposal that is or is reasonably likely to lead to a Superior Proposal (as defined in the Merger Agreement) if the Relypsa Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that the failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties under applicable law.

•	Change of Recommendation—either in the event that Relypsa receives a Superior Proposal or in the event of an Intervening Event (as defined in the Merger Agreement), the Relypsa Board has the right, prior to the purchase of Shares pursuant to the Offer, to withdraw, rescind, modify or qualify, in a manner adverse to Parent or Merger Sub, its recommendation that Relypsa’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer, provided that the Relypsa Board may not make such an adverse recommendation change unless (i) Relypsa notifies Parent in writing at least three business days before the adverse recommendation change of its intention to take such action, and provides Parent with certain information relating to the Superior Proposal or Intervening Event, (ii) the Relypsa Board determines, after consultation with outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, and (iii) Relypsa is in compliance in all material respects with its non-solicitation and change-of-recommendation obligations under the Merger Agreement. After delivering notice to Parent of the potential recommendation change, Relypsa must negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments to the terms and conditions of the Merger Agreement as would obviate the need for a recommendation change.

•	Fiduciary Termination Right—the Relypsa Board may terminate the Merger Agreement to accept a Superior Proposal if (i) Relypsa has materially complied with requirements set forth in the immediately preceding bullet under the heading “Change of Recommendation” and (ii) prior to such termination, Relypsa pays to Parent a Termination Fee of $49 million (approximately 3.2% of the equity value of the transaction), which the Relypsa Board was advised by its advisors is within the customary range of termination fees payable in similar transactions and which the Relypsa Board believed was reasonable and not likely to deter competing bids.

•	Conditions to Consummation of the Offer and Merger; Likelihood of Closing—Parent’s obligations to purchase Shares in the Offer and to close the Merger are subject to a limited number of conditions, which do not include a financing condition. The Relypsa Board also believed that the transactions contemplated by the Merger Agreement are reasonably likely to be consummated, based upon, among other things, (i) Parent’s representation that it will have sufficient funds to satisfy its obligations under the Merger Agreement, including payment of the aggregate Offer Price and the Merger Consideration, and the fact that Parent had received fully committed financing for the transactions contemplated by the Merger Agreement, (ii) the business reputation, management and financial resources of Parent, (iii) the relative likelihood of obtaining required regulatory approvals, and (iv) the remedies available under the Merger Agreement to Relypsa in the event of various breaches of the Merger Agreement by Parent or Merger Sub, including Relypsa’s ability to request the Delaware Court of Chancery to specifically enforce the terms of the Merger Agreement.

•	Extension of Offer Period—the fact that, in the event that (i) the conditions to the Offer are not satisfied or waived as of any scheduled expiration of the Offer, Merger Sub must extend the Offer for successive extension periods of not more than 10 business days each (or any longer period as may be approved in advance by Relypsa), and (ii) if at any scheduled expiration of the Offer, the minimum condition set forth in the Merger Agreement has not been satisfied, but all of the conditions to the Offer have been satisfied or waived, Merger Sub must extend the Offer for an extension period of 10 business days (or any longer period as may be approved in advance by Relypsa), provided that Merger Sub is not required to extend the Offer in accordance with this clause (ii) on more than two occasions.

•

Speed of Completion. The Relypsa Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger under Section 251(h) of the DGCL which would not require additional stockholder approval and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer. The Relypsa Board considered that the potential for closing the transactions contemplated by the Merger Agreement in a relatively short time frame could also reduce the amount of time during which Relypsa’s business would be subject to the potential uncertainty of closing and related disruption.

•	Opinions of Relypsa’s Financial Advisors and Related Analyses. The Relypsa Board considered certain financial analyses presented to the Relypsa Board by the Financial Advisors and the oral opinions of the Financial Advisors, rendered to the Relypsa Board on July 20, 2016, each of which was subsequently confirmed by delivery of a written opinion dated such date, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by such Financial Advisor in preparing its respective opinion as set forth in such opinion, the $32.00 per Share to be paid to the holders of Shares (other than as specified in such opinion) in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, each as more fully described below under the heading “—Opinions of Relypsa’s Financial Advisors.”

•	Structure and Availability of Appraisal Rights. The Relypsa Board considered the fact that the Offer and the Merger would be subject to the satisfaction of the minimum condition, that Relypsa’s stockholders would be free to not tender their Shares into the Offer, and that, if Relypsa’s stockholders so desire, and if they comply with all of the required procedures under Delaware law, they will be entitled to exercise appraisal rights with respect to the Merger, which would allow such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery.

The Relypsa Board also considered a variety of uncertainties, risks and other potentially negative factors relating to the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	No Stockholder Participation in Future Growth or Earnings. The fact that if the Offer and the Merger are consummated, holders of Shares will receive the Offer Price and the Merger Consideration in cash and will no longer have the opportunity to (i) participate in any future earnings or growth of Relypsa or the Surviving Corporation or (ii) benefit from any potential future appreciation in the value of the Shares or the common shares of the Surviving Corporation, including any value that could be achieved if the Surviving Corporation engages in future strategic or other transactions or successfully commercializes one or more additional product candidates.

•	Risk Associated with Failure to Complete the Offer and Consummate the Merger. While the Relypsa Board expects that the Offer and the Merger will be consummated, there can be no assurance that all of the conditions to the consummation of the Offer and the Merger will be satisfied, that the Offer and the Merger will receive required regulatory approvals or that the Offer and the Merger will be consummated in a timely manner or at all, even if the minimum condition is satisfied. The Relypsa Board considered potential negative effects if the Offer and the Merger are not consummated, including:

•	Relypsa’s directors, senior management and other employees will have expended extensive time and effort to negotiate, implement and consummate the Offer and the Merger, and their time may have been diverted from other important business opportunities and operational matters while working to implement the Offer and the Merger,

•	Relypsa will have incurred significant transaction and opportunity costs during the pendency of the transactions, without compensation,

•	Relypsa’s continuing business relationships with physicians, customers, suppliers, payers, consultants, licensors, and other business partners and employees, including key sales and other personnel, may be adversely affected,

•	the trading price of the Shares could be adversely affected,

•	the market’s perceptions of Relypsa and Relypsa’s prospects could be adversely affected,

•	Relypsa could have difficulty raising sufficient funds through future financings in a timely manner in order to allow Relypsa to continue the operation of its business in accordance with its stand-alone business plan, which could have a significant adverse effect on Relypsa and its business, and

•	Relypsa’s business, including the ongoing commercial launch of Veltassa, may be subject to significant disruption and decline.

•	Interim Restrictions on Business Pending the Completion of the Offer and the Merger. Restrictions on the conduct of Relypsa’s business due to pre-closing covenants in the Merger Agreement whereby Relypsa agrees that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent, which could delay or prevent Relypsa from undertaking timely business enhancement opportunities that may arise prior to the consummation of the Offer and the Merger, and which may have an adverse effect on Relypsa’s ability to respond to changing market and business conditions in a timely manner or at all.

•	No Solicitation and Termination Fee. The fact that the Merger Agreement precludes Relypsa from soliciting alternative acquisition proposals and that, under certain circumstances, Relypsa is required to pay to Parent a termination fee of $49 million in cash, including the potential that such termination fee may deter other potential acquirers from making a competing offer for Relypsa, and the impact of the termination fee on Relypsa’s ability to engage in certain transactions for nine months from the date the Merger Agreement is terminated under certain circumstances. The Relypsa Board recognized that the provisions in the Merger Agreement relating to these fees were insisted upon by Parent as a condition to entering into the Merger Agreement.

•	Effects of Transaction Announcement. The effect of the public announcement of the Merger Agreement, including effects on Relypsa’s operations, trading price of the Shares and Relypsa’s ability to attract and retain management and other key employees, including sales and scientific and research personnel, during the pendency of the transactions contemplated by the Merger Agreement, as well as the potential for litigation in connection with the Merger and other potential adverse effects on the financial results of Relypsa as a result of any related disruption in Relypsa’s business during the pendency of the transactions contemplated by the Merger Agreement.

•	Timing Risks. The amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Merger Sub might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain terms or conditions which may cause one or more of the Offer conditions not to be satisfied.

•	Taxable Consideration. The gains from the consideration to be received by Relypsa’s stockholders in the Offer and the Merger generally will be taxable to Relypsa’s stockholders for U.S. federal income tax purposes.

•	Potential Conflicts of Interest. The fact that certain of Relypsa’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of Relypsa’s other stockholders. See Item 3 above under the heading “Arrangements with Current Executive Officers and Directors of Relypsa.”

The Relypsa Board concluded that the potential benefits that it expected Relypsa and Relypsa’s stockholders would achieve as a result of the Offer and the Merger outweighed the risks and potentially negative factors relevant to the Offer and the Merger. The foregoing discussion of the information and factors considered by the Relypsa Board is intended to be illustrative and not exhaustive, but includes the principal reasons and factors considered by the Relypsa Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Relypsa Board did not find it practical to, and did not, quantify, rank or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. The Relypsa Board did not reach any specific conclusion with respect to any of the factors or reasons considered or any aspect thereof. Rather, the Relypsa Board made its determinations and recommendations based on the totality of the information and factors presented to and considered by the Relypsa Board. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination.

Opinions of Relypsa’s Financial Advisors

Opinion of Centerview Partners LLC

Relypsa retained Centerview Partners LLC, which is referred to in this Schedule 14D-9 as “Centerview,” as a financial advisor to the Relypsa Board in connection with, among other things, a review of various strategic alternatives, including third-party proposals for business combination transactions, such as the proposed Offer and Merger and the other transactions contemplated by the Merger Agreement, which are collectively referred to as the “Transactions” in this summary of Centerview’s opinion and the summary of BofA Merrill Lynch’s opinion included herein. In connection with this engagement, the Relypsa Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares that are then owned by Parent, Merger Sub or Relypsa, or by any direct or indirect wholly owned subsidiary of Parent, Merger Sub or Relypsa and (ii) Shares that are held by stockholders of Relypsa who have perfected and not withdrawn a demand for, or lost their right to, appraisal pursuant to Section 262 of the DGCL with respect to such Shares (the Shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of Relypsa, are collectively referred to as “Excluded Shares” throughout this summary of Centerview’s opinion)) of the $32.00 per Share cash consideration proposed to be paid to such holders in the Offer and the Merger pursuant to the Merger Agreement, which is referred to as the “Consideration” in this summary of Centerview’s opinion and the summary of BofA Merrill Lynch’s opinion. On July 20, 2016, Centerview rendered to the Relypsa Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated July 20, 2016, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion as set forth in such opinion, the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated July 20, 2016, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Relypsa Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of Relypsa as to whether or not such stockholder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated July 20, 2016, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	Annual Reports on Form 10-K of Relypsa for the years ended December 31, 2015, December 31, 2014 and December 31, 2013;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Relypsa;

•	certain publicly available research analyst reports for Relypsa;

•	certain other communications from Relypsa to its stockholders; and

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Relypsa, including certain financial Final Unaudited Prospective Financial Information, analyses and projections relating to Relypsa prepared by management of Relypsa and furnished to Centerview by Relypsa for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Final Unaudited Prospective Financial Information,” and which is collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of Relypsa regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for Relypsa and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Relypsa’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Relypsa’s direction, that the Internal Data (including, without limitation, the Final Unaudited Prospective Financial Information) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Relypsa as to the matters covered thereby and Centerview relied, at Relypsa’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Relypsa’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Relypsa, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Relypsa. Centerview assumed, at Relypsa’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at Relypsa’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Relypsa, or the ability of Relypsa to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, Relypsa’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Relypsa or in which Relypsa might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Relypsa or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Relypsa or any party, or class of such persons in connection with the Transactions, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of Relypsa as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Relypsa Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Relypsa Board in connection with Centerview’s opinion, dated July 20, 2016. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Relypsa. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Relypsa or any other parties to the Transactions. None of Relypsa, Parent, Merger Sub or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Relypsa do not purport to be appraisals or reflect the prices at which Relypsa may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 20, 2016 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions. The implied per Share equity value ranges described below were based on Relypsa’s fully diluted outstanding Shares calculated on a treasury stock method (taking into account outstanding in-the-money options, warrants and other convertible securities) basis based on information provided by Relypsa.

Selected Comparable Public Company Analysis

Centerview reviewed and compared certain financial information for Relypsa to corresponding financial information for the following publicly traded companies that Centerview deemed comparable, based on its experience and professional judgment, to Relypsa:

•	Amicus Therapeutics, Inc.

•	Basilea Pharmaceutica Ltd.

•	Exelixis, Inc.

•	Intercept Pharmaceuticals, Inc.

•	Keryx Biopharmaceuticals, Inc.

•	Merrimack Pharmaceuticals, Inc.

Although none of the selected companies is directly comparable to Relypsa, the companies listed above were chosen by Centerview, among other reasons, because they are publicly traded early commercial-stage biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of Relypsa.

Centerview calculated and compared financial multiples for the selected comparable companies based on information it obtained from the Final Unaudited Prospective Financial Information, public filings and FactSet (a data source containing historical and estimated financial data). With respect to each of the selected companies, Centerview calculated enterprise value (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenues for calendar years 2018 and 2019.

The results of this analysis are summarized as follows:

Revenue Multiple
	2018E	2019E
75th Percentile	7.5x	4.7x
Median	6.1x	3.3x
25th Percentile	5.3x	2.5x

Based on the foregoing, Centerview applied a range of (i) 5.3x to 7.5x, representing the 25th and 75th percentiles, respectively, of estimated 2018 revenue multiples derived from the selected comparable companies, to Relypsa’s estimated calendar year 2018 revenue of $155 million (excluding collaboration and milestone revenue), as specified under the line items entitled “Memo: U.S. + Vifor Royalty & 10% Net COGS Supply” under Revenue Case A, Revenue Case B and Revenue Case C in the Final Unaudited Prospective Financial Information in the subsection “Certain Financial Forecasts” below (“Net Revenue”), which resulted in an implied per share equity value range for the Shares of approximately $19.70 to $26.65 and (ii) 2.5x to 4.7x, representing the 25th and 75th percentiles, respectively, of estimated 2019 revenue multiples derived from the selected companies, to Relypsa’s estimated calendar year 2019 Net Revenue of $278 million (excluding collaboration and milestone revenue), based on the Final Unaudited Prospective Financial Information, which resulted in an implied per share equity value range for the Shares of approximately $17.00 to $29.55, (i) and (ii) each adjusted for (1) cash balances, including cash and cash equivalents, plus short-term investments, estimated by Relypsa’s management to equal approximately $258 million as of June 30, 2016, (2) $150 million in outstanding senior secured notes as of June 30, 2016 and (3) the exclusion of certain costs in the amount of $51 million associated with debt prepayment penalties and a payment of $30 million to Ilypsa, Inc., a subsidiary of Amgen, Inc. (“Ilypsa”), pursuant to the Amended and Restated Intellectual Property License and Assignment Agreement, as of November 23, 2009, by and between Relypsa and Ilypsa, Inc. (the “Ilypsa License Agreement”) in connection with a change in control. Centerview compared these ranges to the Consideration of $32.00 per Share, without interest, to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis

Centerview reviewed and analyzed certain information relating to selected transactions involving early commercial-stage biopharmaceutical companies that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to Relypsa and the Transactions. These transactions were:

Date Announced	Target	Acquiror
12/11/15	Crealta Holdings LLC	Horizon Pharma plc
06/17/15	KYTHERA Biopharmaceuticals, Inc.	Allergan plc
03/30/15	Hyperion Therapeutics, Inc.	Horizon Pharma plc
10/06/14	Durata Therapeutics, Inc.	Actavis plc
05/08/14	Chelsea Therapeutics International, Ltd.	H. Lundbeck A/S
12/19/13	Gentium S.p.A.	Jazz Pharmaceuticals plc
12/19/13	Algeta ASA	Bayer AG
07/16/12	Human Genome Sciences, Inc.	GlaxoSmithKline plc
04/26/12	EUSA Pharma Inc.	Jazz Pharmaceuticals plc
02/22/11	Clinical Data, Inc.	Forest Laboratories, Inc.

No company or transaction used in this analysis is identical or directly comparable to Relypsa or the Transactions. The companies included in the selected transactions above were selected, among other reasons, because they have certain characteristics that, for the purposes of this analysis, may be considered similar to certain characteristics of Relypsa. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Relypsa and the companies included in the selected precedent transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and Relypsa. Solely for informational purposes, Centerview also reviewed and analyzed certain information relating to the acquisition of ZS Pharma, Inc. by Zeneca, Inc., a wholly owned subsidiary of AstraZeneca Pharmaceuticals LP, in connection with this analysis. However, this transaction was not used in this analysis because ZS Pharma, Inc. did not have an approved commercial-stage product at the time of its acquisition. Other factors such as updated launch expectations regarding ZS Pharma’s hyperkalemia drug ZS-9 and ZS Pharma’s wholly-owned worldwide rights to ZS-9 were also noted as potential differences relevant to Relypsa.

Financial data for the precedent transactions was based on publicly available information at the time of the announcement of the relevant transactions that Centerview obtained from public filings, Wall Street research and FactSet. Using publicly available information, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value, which means the equity value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents and excluding any contingent consideration) implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s forward projected revenue two years following the transaction announcement.

The results of this analysis are summarized as follows:

Transaction Value / 2 Year Forward Revenue
75th Percentile	6.5x
Median	6.2x
25th Percentile	5.6x

Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and expertise, Centerview applied an illustrative range of 5.6x to 6.5x, representing the 25th and 75th percentiles, respectively, of two-year forward revenue multiples derived from the selected precedent transactions, to Relypsa’s estimated two-year forward Net Revenue of $114 million (excluding collaboration and milestone revenue) calculated as the sum of 50% of Relypsa’s estimated calendar year 2017 revenue and 50% of Relypsa’s estimated calendar year 2018 revenue, as derived from the Final Unaudited Prospective Financial Information and in each case excluding collaboration and milestone revenue, which resulted in an implied per share equity value range for the Shares of approximately $14.20 to $16.40, adjusted for (i) cash balances, including cash and cash equivalents, plus short-term investments, estimated by Relypsa’s management to equal approximately $258 million as of June 30, 2016, (ii) $150 million in outstanding senior secured notes as of June 30, 2016 and (iii) certain costs associated with debt prepayment penalties in the amount of $51 million, as estimated by Relypsa, and a payment of $30 million to Ilypsa pursuant to the Ilypsa License Agreement in connection with a change in control. Centerview compared these ranges to the Consideration of $32.00 per Share, without interest, to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of Relypsa based on the Final Unaudited Prospective Financial Information. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

The Final Unaudited Prospective Financial Information provides three cases: (i) assuming $1.9 billion of peak U.S. Net Revenue (“Revenue Case A”), (ii) assuming $1.6 billion of peak U.S. Net Revenue (“Revenue Case B”) and (iii) assuming $1.4 billion of peak U.S. Net Revenue (“Revenue Case C”). Based on information from management of Relypsa, Centerview derived the forecasted fully-taxed unlevered free cash flows of Relypsa based on each of Revenue Case A, Revenue Case B and Revenue Case C during the period beginning on June 30, 2016 and ending on December 31, 2032 and assumed that unlevered free cash flows would decline in perpetuity after December 31, 2032 at a rate of free cash flow decline of 70.0% year-over-year. The unlevered free cash flows were then discounted to present values using a range of discount rates from 10.5% to 12.5% using a mid-year convention. This range of discount rates was based on Centerview’s analysis of Relypsa’s weighted average cost of capital. In performing its discounted cash flow analysis, Centerview adjusted for (i) cash balances, including cash and cash equivalents, plus short-term investments, estimated by Relypsa’s management to equal approximately $258 million as of June 30, 2016, (ii) $150 million in outstanding senior secured notes as of June 30, 2016, (iii) net present value of standalone tax savings from federal net operating losses of $388 million as of December 31, 2015 and future losses, (iv) an assumed tax rate of 39%, and (v) assumed $250 million equity financing at a 10% discount to Relypsa’s closing stock price on July 20, 2016 (the last trading day before the public announcement of the Transactions) of $20.10. See below “Certain Financial Forecasts”.

This analysis resulted in the following implied per Share equity value ranges for Relypsa’s Shares:

Case	Implied Per Share Price Range
Revenue Case A	$36.70 – $43.20
Revenue Case B	$30.65 – $36.00
Revenue Case C	$26.30 – $30.85

Centerview then compared the results of the above analysis to the Offer Price of $32.00 per Share, without interest, to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Considerations

Centerview noted for the Relypsa Board certain additional factors solely for informational purposes, including, among other things, the following:

•	Historical closing trading prices of the Shares during the 52-week period ended July 20, 2016 (the last trading day before the public announcement of the Transactions), which reflected low and high stock closing prices for the Shares during such period of $11.76 to $35.36 per share.

•	Stock price targets for Shares in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for Shares ranging from $9.00 to $51.00 per share.

•	An analysis of premiums paid in the selected transactions involving early commercial-stage biopharmaceutical companies, as set forth above under the heading “Summary of Centerview Financial Analysis—Selected Precedent Transactions Analysis,” for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. The 25th percentile and 75th percentile premiums paid in the selected transactions were 16% and 51%, respectively. Centerview applied the 25th percentile and 75th percentile premiums of such transactions to the closing price for Shares on July 20, 2016 (the last trading day before the public announcement of the Transactions) of $20.10, which resulted in an implied price range of approximately $23.25 to $30.40 per share.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Relypsa Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Relypsa Board of Directors or management of Relypsa with respect to the Consideration or as to whether the Relypsa Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between Relypsa and Parent and was approved by the Relypsa Board. Centerview provided advice to Relypsa during these negotiations. Centerview did not, however recommend any specific amount of consideration to Relypsa or the Relypsa Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, Centerview has not (except for its current engagement) been engaged to provide financial advisory or other services to Relypsa, and Centerview has not received any compensation from Relypsa during such period. In the past two years, Centerview has been engaged to provide, and is currently providing, financial advisory services to Parent unrelated to the Transactions. Centerview is entitled to receive fees totaling as much as CHF 8.5 million for its prior work and ongoing work for Parent in connection with certain unrelated financial advisory matters, including assisting Parent in connection with the previously publicly announced separation of Vifor Pharma. Centerview may provide financial advisory and other services to or with respect to Relypsa or Parent or their respective affiliates in the future, for which it may receive compensation. Certain (i) of Centerview and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of its affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Relypsa, Parent, or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Relypsa Board selected Centerview as a financial advisor in connection with the Transactions based on Centerview’s experience and expertise in the biotechnology and pharmaceutical industries generally, including Centerview’s familiarity with Relypsa and its business, as well as its assistance to date in connection with the evaluation of strategic alternatives of Relypsa and subsequently the potential sale of Relypsa and its experience as a financial advisor to U.S. public biotechnology companies and as an advisor in merger and acquisition transactions. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as a financial advisor to the Relypsa Board, Relypsa has agreed to pay Centerview an aggregate fee of approximately $19.5 million, $1.0 million of which was payable upon the rendering of Centerview’s opinion and the balance of which is payable contingent upon consummation of the Transactions. In addition, Relypsa has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Opinion of BofA Merrill Lynch

Relypsa retained BofA Merrill Lynch to act as a financial advisor to Relypsa in connection with the Transactions. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Relypsa selected BofA Merrill Lynch to act as a financial advisor to Relypsa in connection with the Transactions on the basis of BofA Merrill Lynch’s historical relationships and familiarity with Relypsa and its business, including its role as a joint book-running manager in connection with Relypsa’s initial public offering in November 2013, BofA Merrill Lynch’s experience and expertise in the biotechnology and pharmaceutical industries generally and its familiarity with participants in those industries, and BofA Merrill Lynch’s experience as a financial advisor to U.S. public biotechnology companies, and as a financial advisor in merger and acquisition transactions.

On July 20, 2016, at a meeting of the Relypsa Board held to evaluate the Transactions, BofA Merrill Lynch delivered to the Relypsa Board an oral opinion, which was confirmed by delivery of a written opinion dated July 20, 2016, to the effect that, as of the date of the written opinion and based on and subject to various assumptions and limitations described in its written opinion, the Consideration to be received by holders of the Shares in the Transactions was fair, from a financial point of view, to such holders.

The full text of BofA Merrill Lynch’s written opinion to the Relypsa Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex II to this Schedule 14D-9 and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to the Relypsa Board for the benefit and use of the Relypsa Board (in its capacity as such) in connection with and for purposes of its evaluation of the Transactions from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the Transactions and no opinion or view was expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to Relypsa or in which Relypsa might engage or as to the underlying business decision of Relypsa to recommend proceeding with or effecting the Transactions. BofA Merrill Lynch’s opinion does not address any other aspect of the Transactions and does not constitute a recommendation as to whether any stockholder should tender its Shares into the Offer or, if required, how any stockholder should vote or act in connection with the Merger or any related matter.

In connection with rendering its opinion, BofA Merrill Lynch:

(i)	reviewed certain publicly available business and financial information relating to Relypsa;

(ii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Relypsa furnished to or discussed with us by the management of Relypsa, including three alternative financial forecasts relating to Relypsa prepared by the management of Relypsa, each reflecting a different potential U.S. market penetration scenario for Veltassa, referred to as “Revenue Cases” below under “—Certain Financial Forecasts” (these forecasts, collectively, “Relypsa Forecasts” and referred to as the “Final Unaudited Prospective Financial Information” below under “—Certain Financial Forecasts”) and discussed with the management of Relypsa its assessments as to the relative likelihood of achieving the three alternative Revenue Cases reflected in the Relypsa Forecasts;

(iii)	discussed the past and current business, operations, financial condition and prospects of Relypsa with members of senior management of Relypsa;

(iv)	reviewed the trading history for the Shares and a comparison of that trading history with the trading histories of other companies BofA Merrill Lynch deemed relevant;

(v)	compared certain financial and stock market information of Relypsa with similar information of other companies BofA Merrill Lynch deemed relevant;

(vi)	compared certain financial terms of the Transactions to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

(vii)	reviewed the Merger Agreement; and

(viii)	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with BofA Merrill Lynch and relied upon the assurances of the management of Relypsa that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Relypsa Forecasts, BofA Merrill Lynch was advised by Relypsa, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Relypsa as to the future financial performance of Relypsa under each of the alternative Revenue Cases reflected in the Relypsa Forecasts. BofA Merrill Lynch also relied, at the direction of Relypsa, on the assessments of the management of Relypsa as to the relative likelihood of achieving the alternative Revenue Cases reflected in the Relypsa Forecasts. BofA Merrill Lynch did not make, nor was BofA Merrill Lynch provided with, any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Relypsa or Galenica, nor did BofA Merrill Lynch make any physical inspection of the properties or assets of Relypsa. BofA Merrill Lynch did not evaluate the solvency or fair value of Relypsa or Galenica under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of Relypsa, that the Transactions would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Relypsa or the contemplated benefits of the Transactions.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects of the Transactions (other than the Consideration to the extent expressly specified in its written opinion), including, without limitation, the form or structure of the Transactions. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the Consideration to be received by holders of the Shares and no opinion or view was expressed with respect to any consideration received in connection with the Transactions by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed by BofA Merrill Lynch with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transactions, or class of such persons, relative to the Consideration. Furthermore, no opinion or view was expressed by BofA Merrill Lynch as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to Relypsa or in which Relypsa might engage or as to the underlying business decision of Relypsa to proceed with or effect the Transactions. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to whether any stockholder should tender its Shares in the Offer or, if required, how any stockholder should vote or act in connection with the Merger or any related matter. Except as described above, Relypsa imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by a fairness opinion review committee of BofA Merrill Lynch.

The following is a summary of the material financial analyses presented by BofA Merrill Lynch to the Relypsa Board in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

BofA Merrill Lynch Relypsa Financial Analyses

Selected Publicly Traded Companies Analyses. BofA Merrill Lynch reviewed, based on publicly available financial and stock market information, the enterprise values of the following selected publicly traded biotechnology and pharmaceutical companies with a lead product between the development stage in which it has received Phase III data and early commercial stage, as a multiple of Wall Street analyst consensus estimates of 2018 and 2019 net revenues for the applicable company:

•	TESARO, Inc.

•	Nektar Therapeutics

•	Radius Health, Inc.

•	Pacira Pharmaceuticals, Inc.

•	Puma Biotechnology, Inc.

•	Keryx Biopharmaceuticals, Inc.

•	Heron Therapeutics, Inc.

•	Amicus Therapeutics, Inc.

•	Merrimack Pharmaceuticals, Inc.

BofA Merrill Lynch reviewed the enterprise values for Relypsa and each of the selected companies, calculated by multiplying the closing share price of each applicable company as of July 20, 2016 by the number of fully-diluted outstanding shares of the applicable company (determined on a treasury stock method basis based on information in its public filings), and adding to (or subtracting from, as applicable) the result the amount of the applicable company’s net debt (or net cash) (defined as debt, preferred stock and minority interest less cash, cash equivalents and marketable securities) based on information in its public filings, as a multiple of Wall Street analyst consensus estimates of 2018 and 2019 net revenues for the applicable company. Those estimates for Relypsa and the selected companies were obtained by BofA Merrill Lynch from FactSet (a data source containing historical and estimated financial data). In the case of Relypsa, BofA Merrill Lynch also used Relypsa management’s estimates of 2018 and 2019 Veltassa U.S. Net Revenue, Vifor Royalty Revenue and 10% Net COGS Supply specified under the line item “Memo: U.S. + Vifor Royalty & 10% Net COGS Supply” below, under “—Certain Financial Forecasts” (referred to as, “Product Net Revenue”) as reflected in the Relypsa Forecasts, and for purposes of calculating Relypsa’s multiples using the Relypsa Forecasts, BofA Merrill Lynch calculated Relypsa’s enterprise value by multiplying the closing Share price of Relypsa as of July 20, 2016 by a number of fully diluted outstanding Shares (calculated on a treasury stock method basis taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities, based on information provided by Relypsa management), and subtracting from the result an amount equal to $108 million which represents Relypsa management’s estimate of the net cash of Relypsa as of June 30, 2016.

The results of this analysis were as follows:

Enterprise Values/Net Revenue multiples
	2018E	2019E
Selected companies (mean)	5.57x	3.43x
Selected companies (median)	4.80x	2.39x
Selected companies (25th percentile)	2.61x	1.75x
Selected companies (75th percentile)	8.21x	6.40x
Relypsa (management forecasts)	5.42x	3.02x
Relypsa (Wall Street analyst estimates)	5.43x	2.77x

Based on its review of the enterprise values/net revenue multiples for the selected companies and on its professional judgment and experience, BofA Merrill Lynch applied an enterprise value/net revenue multiple reference range of 2.75x – 6.00x to Relypsa management’s estimates of 2018 Product Net Revenue as reflected in the Relypsa Forecasts and an enterprise value/net revenue multiple reference range of 1.50x – 4.00x to Relypsa management’s estimates of 2019 Product Net Revenue as reflected in the Relypsa Forecasts. Based on these reference ranges of enterprise value/net revenue multiples, BofA Merrill Lynch calculated ranges of implied enterprise values for Relypsa. BofA Merrill Lynch calculated implied per Share equity value reference ranges (rounded to the nearest $0.05) for Relypsa by adding to these ranges of implied enterprise values Relypsa management’s estimate of net cash of Relypsa as of June 30, 2016, and dividing the result by a number of fully diluted outstanding Shares (calculated on a treasury stock method basis taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities, based on information provided by

Relypsa management), and compared these implied per Share equity value reference ranges to the Offer Price and the closing Share price for Relypsa as of July 20, 2016, as follows:

Implied Per Share Equity Value Reference Range for Relypsa		Offer Price	Relypsa July 20, 2016 Closing Price
2018E	2019E
$11.45 – 21.95	$11.25 – 25.70	$32.00	$20.10

None of the selected companies used in this analysis is identical or directly comparable to Relypsa. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Relypsa was compared.

Selected Transactions Analysis. BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following ten selected transactions involving target companies in the biotechnology and pharmaceutical industry with transaction values ranging from $700 million to $3.5 billion:

Announcement Date	Acquiror	Target
06-17-2015	Allergan plc	KYTHERA Biopharmaceuticals, Inc.
03-30-2015	Horizon Pharma, Inc.	Hyperion Therapeutics, Inc.
12-02-2014	Otsuka America, Inc.	Avanir Pharmaceuticals, Inc.
02-11-2014	Mallinckrodt plc	Cadence Pharmaceuticals, Inc.
12-19-2013	Bayer AG	Algeta ASA
12-19-2013	Jazz Pharmaceuticals plc	Gentium S.p.A.
11-07-2013	Salix Pharmaceuticals, Ltd.	Santarus, Inc.
07-31-2013	Cubist Pharmaceuticals, Inc.	Optimer Pharmaceuticals, Inc.
07-16-2012	GlaxoSmithKline plc	Human Genome Sciences, Inc.
02-22-2011	Forest Laboratories, Inc.	Clinical Data, Inc.

BofA Merrill Lynch calculated the transaction value of each of the selected transactions and the Transactions based on the consideration payable for the target company in the applicable transaction and the net debt or net cash of the applicable target company as publicly disclosed prior to the announcement of the applicable transaction, as multiples of the target company’s net revenue for the 12 month period beginning one year after the announcement of the applicable transaction, or “NTM + 1”, and for the 12 month period beginning two years following the announcement of the applicable transaction, or “NTM + 2”, as disclosed by the applicable target company in connection with the applicable transaction (except with respect to Algeta ASA where Wall Street analyst consensus estimates were used due to a lack of public disclosures by Algeta ASA regarding its net revenue estimates). With respect to the Transactions, BofA Merrill Lynch used both (i) estimates of Product Net Revenue for Relypsa for NTM + 1 and NTM + 2 based on the Relypsa Forecasts (and for purposes of calculating Relypsa’s multiples based on the Relypsa Forecasts, BofA Merrill Lynch calculated the transaction value for the Transactions by multiplying the Offer Price by the number of fully diluted outstanding Shares (calculated on a treasury stock method basis taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities, based on information provided by Relypsa management), and subtracting from the result Relypsa management’s estimate of the net cash of Relypsa as of June 30, 2016), and (ii) Wall Street analyst consensus estimates of net revenues for Relypsa for NTM + 1 and NTM + 2.

The results of this analysis were as follows:

Transaction Value/Net Revenue multiples
	NTM +1	NTM+2
Selected transactions (mean)	9.30x	5.74x
Selected transactions (median)	7.65x	5.49x
Selected transactions (25th percentile)	5.01x	4.05x
Selected transactions (75th percentile)	10.24x	6.40x
Offer and Merger (management forecasts)	12.52x	6.59x
Offer and Merger (Wall Street analyst estimates)	12.35x	6.24x

BofA Merrill Lynch also calculated the transaction value implied by the consideration paid in the acquisition of ZS Pharma, Inc. by AstraZeneca PLC announced in November 2015 as multiples of ZS Pharma’s net revenue for NTM + 1 and NTM + 2 based on information disclosed by ZS Pharma in connection with that transaction and considered those transaction value/net revenue multiples of 25.24x and 8.23x, respectively, for reference purposes only.

Based on its review of the transaction values/net revenue multiples for the selected transactions and on its professional judgment and experience, BofA Merrill Lynch applied a transaction value/Product Net Revenue multiple reference range of 5.00x – 13.00x to Relypsa management’s estimates of Product Net Revenue for NTM + 1 as reflected in the Relypsa Forecasts and a transaction value/Product Net Revenue multiple reference range of 4.00x – 9.00x to Relypsa management’s estimates of Product Net Revenue for NTM +2 as reflected in the Relypsa Forecasts. Based on these reference ranges of transaction value/Product Net Revenue multiples, BofA Merrill Lynch calculated ranges of implied enterprise values for Relypsa. BofA Merrill Lynch calculated implied per Share equity value reference ranges (rounded to the nearest $0.05) for Relypsa by adding to these ranges of implied enterprise values Relypsa management’s estimate of net cash of Relypsa as of June 30, 2016, and dividing the result by a number of fully diluted Shares (calculated on a treasury stock method basis taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities, based on information provided by Relypsa management), and compared the implied per Share equity value reference ranges to the Offer Price and the closing Share price for Relypsa as of July 20, 2016, as follows:

Implied Per Share Equity Value Reference Range for Relypsa		Offer Price	Relypsa July 20, 2016 Closing Price
NTM+1	NTM+2
$14.45 – 33.10	$20.65 – 42.30	$32.00	$20.10

No selected transaction used in this analysis or the applicable target company is identical or directly comparable to Relypsa or the Transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics, market conditions and other factors that could affect the acquisition or other values of the companies or transactions to which Relypsa and the Transactions were compared.

Discounted Cash Flow Analysis

BofA Merrill Lynch performed a discounted cash flow analysis to calculate a range of implied present values per Share as of June 30, 2016 for utilizing estimates of the standalone, unlevered, after-tax free cash flows Relypsa was expected to generate over the period from the second half of 2016 through 2032 based on the Relypsa Forecasts under each of Relypsa management’s Revenue Case A, Revenue Case B and Revenue Case C. Unlevered, after-tax free cash flows was calculated as earnings before interest and taxes (EBIT), less taxes (utilizing net operating loss carryforwards), plus depreciation and amortization, less capital expenditures, plus (less) changes in net working capital, less collaboration revenue, all as reflected under “Unlevered Free Cash

Flows—Revenue Case A—BofA Merrill Lynch Presentation to the Relypsa Board on July 20, 2016,” “Unlevered Free Cash Flows—Revenue Case B—BofA Merrill Lynch Presentation to the Relypsa Board on July 20, 2016” and “Unlevered Free Cash Flows—Revenue Case C—BofA Merrill Lynch Presentation to the Relypsa Board on July 20, 2016” below, under “—Certain Financial Forecasts”. Relypsa management informed BofA Merrill Lynch that they believed, and instructed BofA Merrill Lynch to assume for purposes of its analysis, that the relative likelihood of achieving each of Revenue Cases A, B and C was the same.

Based on guidance provided by Relypsa management, BofA Merrill Lynch calculated a range of terminal values for Relypsa using an assumed perpetuity growth rate range of negative 90%—negative 50% after 2032. The estimated free cash flows for Relypsa over the period from the second half of 2016 through 2032 and the range of terminal values were discounted to July 20, 2016 using discount rates ranging from 10.25% to 14.25%, reflecting BofA Merrill Lynch’s estimate of Relypsa’s weighted average cost of capital, to derive a range of implied enterprise values for Relypsa calculated under each of Relypsa management’s Revenue Cases A, B and C. BofA Merrill Lynch added to these ranges of implied enterprise values Relypsa management’s estimate of the net cash of Relypsa as of June 30, 2016 plus an additional $250 million assumed by Relypsa management to be raised by Relypsa pursuant to an immediate issuance of Shares at a 10% discount to the July 20, 2016 closing price per Share of Relypsa and divided the result by a number of fully diluted Shares (calculated on a treasury stock method basis taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities, based on information provided by Relypsa management) plus the Shares assumed to be issued in the Share issuance, to derive the following range of implied equity values per Share (rounded to the nearest $0.05) for Relypsa, which BofA Merrill Lynch compared to the Offer Price and the closing Share price for Relypsa as of July 20, 2016:

Revenue Case	Implied Per Share Equity Value Reference Ranges for Relypsa
A	$31.95 – 44.30
B	$26.70 – 36.85
C	$22.90 – 31.60

BofA Merrill Lynch noted that, given the limited comparability of Relypsa with the selected companies described above under “—Selected Publicly Traded Companies Analyses” and the early commercial stage of Veltassa, Relypsa’s lead product candidate, it had placed relatively more emphasis on the discounted cash flow analysis for purposes of its financial analysis.

Other Factors

In rendering its opinion, BofA Merrill Lynch also reviewed and considered other factors for reference purposes only, including (i) the low and high closing prices of the Shares over the 52-week period ending July 20, 2016, (ii) Wall Street analysts price targets for the Shares, discounted to July 20, 2016, using an 11.5% assumed cost of equity, and (iii) an implied premium analysis, in each case described below.

52-Week Trading Range. BofA Merrill Lynch observed that, over the over the 52-week period ending July 20, 2016, the low and high closing prices for the Shares ranged from $11.76 to $35.36.

Wall Street Analysts Price Targets. BofA Merrill Lynch observed that Wall Street analyst price targets for the Shares ranged from $9.00 to $51.00 per Share, with a mean target price of $32.00 per Share. BofA Merrill Lynch discounted this range of price targets back one year applying a discount rate of 11.5%, reflecting an estimate of Relypsa’s cost of equity, to derive discounted price targets (rounded to the nearest $0.05) for the Shares ranging from $8.05 to $47.75.

Premium Analysis. BofA Merrill Lynch reviewed, among other things, premia paid in U.S. public company mergers and acquisitions transactions across all industries with transaction values of over $1 billion announced between January 1, 2000 and June 30, 2016 measured in relation to each target company’s closing share price on the day prior to the announcement of the applicable transaction (or on the day prior to the unaffected date prior to the announcement of the transaction, when applicable), and premia paid in U.S. public company biotechnology and pharmaceutical mergers and acquisitions transactions announced between 2009 and June 30, 2016, measured in the same manner. Based on this review and its professional judgment and experience, BofA Merrill Lynch applied a one-day premia reference range of 20% – 60% to Relypsa’s closing Share price on July 20, 2016 of $20.10 to derive implied equity values per Share (rounded to the nearest $0.05) of Relypsa ranging from $24.10 to $32.15 and a 30-day VWAP premia reference range of 20% – 70% to Relypsa’s volume weighted average Share price over the 30 trading days ended July 20, 2016 of $18.70 to derive implied equity values per Share (rounded to the nearest $0.05) of Relypsa ranging from $22.45 to $31.80.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to the Relypsa Board in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. Except as noted above, the fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Relypsa. The estimates of the future performance of Relypsa in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the Consideration and were provided to The Relypsa Board in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of Relypsa.

The type and amount of consideration payable in the Transactions was determined through negotiations between Relypsa and Galenica, rather than by any financial advisor, and was approved by the Relypsa Board. The decision to enter into the Merger Agreement was solely that of the Relypsa Board. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by the Relypsa Board in its evaluation of the Transactions and should not be viewed as determinative of the views of the Relypsa Board or management with respect to the Transactions or the Consideration.

Relypsa has agreed to pay BofA Merrill Lynch for its services in connection with the Transactions an aggregate fee of $3.5 million, $2.5 million of which was payable upon the rendering of BofA Merrill Lynch’s opinion and $1.0 million of which is payable and contingent upon the consummation of the Offer. Relypsa also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of its businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Relypsa, Galenica and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Relypsa and have received or in the future may receive compensation for the rendering of these services, including having acted as joint book-runner and/or underwriter for certain equity offerings of Relypsa. From May 1, 2014 to June 30, 2016, BofA Merrill Lynch and/or its affiliates received aggregate revenues from Relypsa of approximately $5 million for corporate and investment banking services.

Certain Financial Forecasts.

In Relypsa’s press releases announcing its annual operating results, Relypsa has provided general guidance as to expected operating expenses as Relypsa has prepared for and initiated the commercial launch of Veltassa. Relypsa’s press release announcing its annual operating results for 2015 stated that Relypsa expected total operating expenses in the range of approximately $275.0 million to $300.0 million for fiscal year 2016, and was furnished to the SEC on Form 8-K on February 24, 2016. Relypsa does not otherwise publicly disclose projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates.

In the normal course of business planning, each year Relypsa management prepares, for internal use, certain unaudited prospective financial information with respect to Relypsa’s business plans for the immediately succeeding five-year period, and certain unaudited prospective financial information with respect to Relypsa’s revenues for the immediately succeeding ten-year period (in each case, the “Long Range Plan”). The Long Range Plan is part of Relypsa’s annual internal financial planning and budgeting processes and is discussed and reviewed with the Relypsa Board and the Long Range Plan with respect to the immediately succeeding year is approved by the Relypsa Board annually. In the normal course of business planning, Relypsa management reconciles the unaudited prospective financial information for the current fiscal year included in the Long Range Plan on a quarterly basis to better reflect the information available to Relypsa management at that time, and Relypsa management discusses and reviews any material changes to the updated Long Range Plan with the Relypsa Board. Consistent with the normal course of business, Relypsa management prepared during the third and fourth quarter of 2015, and completed in December 2015, for internal use, the Long Range Plan for fiscal years 2016 through 2020, including prospective revenue information with respect to fiscal years 2016 through 2025 (the “2015 Long Range Plan”). The 2015 Long Range Plan was presented by Relypsa management to the Relypsa Board for its review and approval at a meeting of the Relypsa Board on December 10, 2015, following the approval for sale of Veltassa for treatment of hyperkalemia in the US by the FDA on October 21, 2015, and prior to the first commercial sale of Veltassa on December 21, 2015. The 2015 Long Range Plan contained a base case and two sensitivity scenarios: a “base” scenario (“2015 Long Range Plan Base Case”), a “downside” scenario which assumed a 50% decrease in U.S. revenue from 2015 Long Range Plan Base Case (“2015 Long Range Plan Scenario A”) and an “upside” scenario which assumed a 50% increase in U.S. revenue from 2015 Long Range Plan Base Case (“2015 Long Range Plan Scenario B”). 2015 Long Range Plan Scenario A and 2015 Long Range Plan Scenario B were prepared by Relypsa management for use by the Relypsa Board in connection with the Relypsa Board’s consideration of near term cash and financing needs for Relypsa and its business. The 2015 Long Range Plan was developed at a different time, using different assumptions and for a different purpose than, and is independent from, the June 2016 Revenue Model and the Final Unaudited

Prospective Financial Information described below. The 2015 Long Range Plan, the June 2016 Revenue Model and the Final Unaudited Prospective Financial Information are each referred to as a “Forecast” and collectively, referred to as, the “Forecasts”.

Beginning in April 2016, Relypsa management reconciled and updated the unaudited prospective financial information included in the 2015 Long Range Plan for fiscal year 2016 and updated the unaudited prospective revenue information included in the 2015 Long Range Plan with respect to gross sales of Veltassa in the US for fiscal years 2016 through 2020, in each case in order to better reflect the information available to Relypsa management at that time, including information received by Relypsa in connection with the ongoing commercial launch of Veltassa, including new outpatient prescriptions written for Veltassa, the number of patients who received a free starter-supply of Veltassa, outpatient prescriptions filled and hospital units sold. Relypsa management subsequently presented updated prospective revenue information for gross sales of Veltassa in the US to the Relypsa Board at its meeting held on June 14, 2016 (the “June 2016 Revenue Model”). The June 2016 Revenue Model included prospective revenue information from the 2015 Long Range Plan with respect to gross sales of Veltassa in the US for fiscal years 2016 through 2020 that had been updated by management as part of the normal course reconciliation and update of the 2015 Long Range Plan that began in April 2016. The June 2016 Revenue Model also included the prospective revenue information for fiscal years 2020 through 2025 based upon gross sales of Veltassa in the US that had been included in the 2015 Long Range Plan, and provided two additional scenarios for revenues based upon gross sales of Veltassa in the US for fiscal years 2020 through 2025, which varied based upon assumed peak market penetration rates in 2025.

At meetings of the Relypsa Board on June 20, 2016 and July 20, 2016, Relypsa management presented unaudited prospective financial information for fiscal years 2016 through 2032 (the “Final Unaudited Prospective Financial Information”). The Final Unaudited Prospective Financial Information was based upon Relypsa management’s normal course reconciliation and update of the 2015 Long Range Plan for fiscal years 2015-2020 and projected through fiscal year 2032 using industry standard growth rates for expenses and revenue until patent expiration, included the June 2016 Revenue Model, and excluded certain prospective costs related to the development of products or indications that had been included in the 2015 Long Range Plan. Relypsa management informed each of Centerview and BofA Merrill Lynch that they believed, and instructed each of Centerview and BofA Merrill Lynch to assume for purposes of its financial analyses with respect to Relypsa, that the relative likelihood of achieving each of the three sensitivity scenarios (Revenue Cases A, B and C) included in the Final Unaudited Prospective Financial Information was the same. The Final Unaudited Prospective Financial Information was used by Centerview in connection with Centerview’s preparation of its financial analyses with respect to Relypsa that were presented to the Relypsa Board and summarized above under “—Opinions of Relypsa’s Financial Advisors”, and the Final Unaudited Prospective Financial Information was also used by BofA Merrill Lynch in connection with BofA Merrill Lynch’s preparation of its financial analyses with respect to Relypsa that were presented to the Relypsa Board and summarized above under “—Opinions of Relypsa’s Financial Advisors.”

While the full 2015 Long Range Plan and the full Final Unaudited Prospective Financial Information were not made available to Parent, certain unaudited prospective financial information included in the Final Unaudited Prospective Financial Information was made available to Parent during a presentation by Relypsa management on May 31, 2016 and was also provided to Parent in the due diligence data room. The unaudited prospective financial information provided to Parent did not contain the prospective revenue information included in the Final Unaudited Prospective Financial Information and instead contained a mean of publicly available Wall Street analyst estimates for Relypsa’s future revenues at that time. Furthermore, the unaudited prospective financial information provided to Parent differed from Final Unaudited Prospective Financial Information as noted in Footnote (9) below. In addition, certain unaudited prospective financial information with respect to fiscal year 2016 included in the 2015 Long Range Plan and the Final Unaudited Prospective Financial Information was provided to Parent, Party A and Party B. The unaudited prospective financial information with respect to fiscal year 2016 provided to Parent, Party A and Party B did not contain the prospective revenue information included in the 2015 Long Range Plan or in the Final Unaudited Prospective Financial Information. Other than such unaudited prospective financial information included in the 2015 Long Range Plan and the Final

Unaudited Prospective Financial Information that was made available to Parent, Party A and Party B (as applicable), Relypsa did not provide any financial forecasts to Parent, Party A, Party B or any other third parties in connection with a potential acquisition of Relypsa. Relypsa is including the Final Unaudited Prospective Financial Information in this Schedule 14D-9 solely because it was the most recent financial information made available to Centerview and BofA Merrill Lynch in connection with their respective financial analyses summarized above under “—Opinions of Relypsa’s Financial Advisors.” and to the Relypsa Board in connection with its evaluation of the Offer and the Merger. The Relypsa Board did not rely on any forecasts other than the Final Unaudited Prospective Financial Information in reaching its determination on July 20, 2016 to approve the Merger Agreement and the transactions contemplated thereby and to recommend that Relypsa’s stockholders accept the Offer and tender their Shares to Merger Sub in the Offer. The Final Unaudited Prospective Financial Information was the only Forecast approved by Relypsa for use by Centerview and BofA Merrill Lynch in connection with rendering their oral opinions delivered to the Relypsa Board, which were subsequently confirmed by delivery of written opinions dated as of July 20, 2016, and performing their respective financial analyses in connection therewith, as summarized above under “—Opinions of Relypsa’s Financial Advisors.”

Relypsa’s internally prepared Final Unaudited Prospective Financial Information was based solely upon information available to Relypsa management, and estimates and assumptions made by Relypsa management, at the time in the second quarter of 2016 when the Final Unaudited Prospective Financial Information was prepared. Similarly, any other Forecast internally prepared by Relypsa was based solely upon information available to Relypsa management at the time such Forecast was prepared and estimates and assumptions made by Relypsa management at such time, and each such Forecast speaks only as of the time that such Forecast was prepared. As a result, the Final Unaudited Prospective Financial Information and the other Forecasts do not necessarily reflect Relypsa’s current estimates and do not take into account any circumstances or events occurring after the date they were prepared, and some or all of the assumptions made regarding, among other things, the timing of certain occurrences or impacts, may have changed since such date. In addition, the Final Unaudited Prospective Financial Information and the other Forecasts do not give effect to the Offer or the Merger or any changes to Relypsa’s operations or strategy that may be implemented as a result of the announcement of the Offer or the Merger or following the consummation of the Offer and the Merger or to any costs incurred in connection with the Offer or the Merger. Further, the Final Unaudited Prospective Financial Information and the other Forecasts do not take into account the effect of any failure of the consummation of the Offer or the Merger to occur and should not be viewed as accurate or continuing in that context.

The Final Unaudited Prospective Financial Information and the other Forecasts were necessarily based on a variety of assumptions and estimates. Certain of these assumptions and estimates either have not or may not be realized. All such estimates and assumptions are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Relypsa’s control. The assumptions and estimates used to create the Final Unaudited Prospective Financial Information and the other Forecasts involve judgments made with respect to, among other things, the overall patient population, the rate of hyperlakemia market penetration, the ability of Relypsa to obtain and maintain market share, the net duration of Veltassa therapy, the timing of achievement of peak net sales for Veltassa, the internal cost of Veltassa, product pricing of Veltassa, the timing of approval and the rate of market penetration for competitors to Veltassa, when Veltassa would be available in markets outside the US, selling and marketing expenses, research and development spending, general and administrative expenses, the availability of net operating losses, future global effective income tax rates and other factors described under “Risk Factors” in Relypsa’s annual report on Form 10-K for the fiscal year ended December 31, 2015 and Relypsa’s other filings with the SEC, all of which are difficult to predict and some of which are outside of Relypsa’s control. In addition, the Final Unaudited Prospective Financial Information and the other Forecasts covers multiple years, and such information by its nature becomes more uncertain with each successive year. Moreover, the Final Unaudited Prospective Financial Information and the other Forecasts are based on certain future business decisions that are subject to change. The inclusion of the Final Unaudited Prospective Financial Information in this Schedule 14D-9 should not be regarded as an indication that such unaudited prospective financial information will be predictive of actual future results, and the Final Unaudited Prospective Financial Information should not be relied upon as such. The Final Unaudited Prospective Financial

Information and the other Forecasts are forward-looking statements. Accordingly, there can be no assurance that any of the assumptions and estimates used to prepare the Final Unaudited Prospective Financial Information or any other Forecast will necessarily prove to be accurate, and actual results may differ materially from those shown in the Final Unaudited Prospective Financial Information.

The Final Unaudited Prospective Financial Information is not being included in this Schedule 14D-9 in order to influence any Relypsa stockholder’s decision as to whether or not to tender its common stock in the Offer or whether or not to seek appraisal rights with respect to shares of Relypsa common stock held by such stockholder. The inclusion of the Final Unaudited Prospective Financial Information in this Schedule 14D-9 should not be regarded as an indication that Relypsa, Parent or any of Relypsa’s or Parent’s respective advisors or representatives considered or consider the Final Unaudited Prospective Financial Information to necessarily be an accurate prediction of future results or events, and the Final Unaudited Prospective Financial Information should not be relied upon as such. There can be no assurance that Relypsa’s prospective results will be realized or that actual results will not be significantly higher or lower than estimated. None of Relypsa, Parent or any of Relypsa’s or Parent’s respective advisors or representatives has made or makes any representation regarding the information contained in the Final Unaudited Prospective Financial Information or any other Forecast or assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Final Unaudited Prospective Financial Information included in this Schedule 14D-9. In particular, neither Relypsa nor Parent has made any representation to any other person concerning the accuracy of the Final Unaudited Prospective Financial Information or any other Forecast.

The inclusion of the Final Unaudited Prospective Financial Information herein should not be deemed an admission or representation by Relypsa, Parent or Merger Sub that it is viewed by Relypsa, Parent or Merger Sub as material information of Relypsa, and in fact, none of Relypsa, Parent or Merger Sub view the Final Unaudited Prospective Financial Information as material because of the inherent risks and uncertainties associated with such long-term projections. The Final Unaudited Prospective Financial Information should be read together with the historical financial statements of Relypsa, which have been filed with the SEC, and the other information regarding Relypsa contained elsewhere and incorporated by reference in this Schedule 14D-9. Relypsa stockholders are urged to review Relypsa’s most recent SEC filings for a description of Relypsa’s reported and anticipated results of operations and financial condition and capital resources during 2016, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Relypsa’s Quarterly Report on Form 10-Q for the first quarter ended March 31, 2016.

EXCEPT AS MAY BE REQUIRED BY APPLICABLE SECURITIES LAWS, NONE OF RELYPSA, PARENT OR ANY OF RELYPSA’S OR PARENT’S RESPECTIVE ADVISORS OR REPRESENTATIVES INTENDS TO, AND DISCLAIMS ANY OBLIGATION TO, UPDATE, CORRECT OR OTHERWISE REVISE OR RECONCILE THE FINAL UNAUDITED PROSPECTIVE FINANCIAL INFORMATION OR THE OTHER FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN SUCH FINAL UNAUDITED PROSPECTIVE FINANCIAL INFORMATION OR OTHER FORECASTS, AS APPLICABLE, WERE PREPARED OR TO REFLECT THE OCCURRENCE OF EVENTS OCCURRING AFTER THE DATE WHEN SUCH FINAL UNAUDITED PROSPECTIVE FINANCIAL INFORMATION OR OTHER SUCH FORECASTS, AS APPLICABLE, WERE PREPARED, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FINAL UNAUDITED PROSPECTIVE FINANCIAL INFORMATION OR OTHER SUCH FORECASTS, AS APPLICABLE, ARE NO LONGER APPROPRIATE (EVEN IN THE SHORT-TERM). RELYPSA’S STOCKHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FINAL UNAUDITED PROSPECTIVE FINANCIAL INFORMATION INCLUDED IN THIS SCHEDULE 14D-9, AND SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION SHOULD NOT BE REGARDED AS AN INDICATION THAT RELYPSA, THE RELYPSA BOARD, CENTERVIEW, BOFA MERRILL LYNCH, PARENT OR ANY OTHER PERSON CONSIDERED, OR NOW CONSIDERS, THEM TO BE RELIABLE PREDICTIONS OF FUTURE RESULTS, AND THEY SHOULD NOT BE RELIED UPON AS SUCH.

The Final Unaudited Prospective Financial Information and the other Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Final Unaudited Prospective Financial Information and the other Forecasts do not purport to present operations in accordance with U.S. GAAP, and Relypsa’s, Parent’s or any other independent registered public accounting firm has not audited, reviewed, examined, compiled or otherwise applied or performed any procedures with respect to the Final Unaudited Prospective Financial Information or any other Forecast or any information contained therein, nor have they expressed any opinion or given any form of assurance with respect to such information or its reasonableness, achievability or accuracy, and accordingly such registered public accounting firm assumes no responsibility therefor. Relypsa’s independent registered public accounting firm has not examined, compiled or otherwise applied or performed any procedures with respect to the Forecasts, nor has it expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy, and accordingly, such registered public accounting firm assumes no responsibility for them.

All references to “Vifor” in the tables below mean “VFMCRP.” The Profit & Loss, Cash Flow, Budget Summary and Revenue Forecast tables below, including 2015 Long Range Plan Base Case, 2015 Long Range Plan Scenario A and 2015 Long Range Plan Scenario B, together constitute the 2015 Long Range Plan as presented to the Relypsa Board on December 10, 2015:

2015 Long Range Plan(1)

(in millions)

	2015 Long Range Plan Base Case Profit & Loss
	2016	2017	2018	2019	2020
Revenue
Veltassa Net Revenue	$46.9	$122.9	$227.1	$407.1	$675.9
Vifor Collaboration Rev.	15.8	32.8	0.4	0.4	0.4
Vifor Royalty Revenue	—	0.6	5.1	13.1	28.8
Vifor COGS + 10% Revenue	—	3.6	24.2	57.6	80.2

Total Revenue	62.7	159.9	256.8	478.2	785.3
COGS
Vifor Cost of Sales	—	3.3	22.0	52.4	72.9
U.S. Cost of Sales(2)	16.7	43.5	65.5	88.0	109.4

Total COGS	16.7	46.8	87.6	140.3	182.3
Veltassa Gross Margin	30.2	79.4	161.6	319.1	566.5
Vifor Gross Margin	15.8	33.7	7.7	18.8	36.5

Total Gross Margin	46.0	113.1	169.3	337.8	602.9

Operating Expenses
Total Operating Expenses(3)	289.7	314.0	336.5	341.7	359.0
Interest Income/Expense	1.7	0.9	0.5	0.1	—
Pre-Tax Income (Loss)	(245.4)	(201.8)	(167.7)	(3.9)	243.9
Income Tax Adjustment	—	—	—	—	(7.3)

Net Gain (Loss)	$(245.4)	$(201.8)	$(167.7)	$(3.9)	$236.6

(1)	The 2015 Long Range Plan assumed: (i) net losses would be eliminated by approximately 2019 and profits would be approximately $240 million in 2020 and (ii) the gross margin would increase during 2016-2020 as a result of process improvements, more efficient packaging process and overhead costs spread over higher volumes.

(2)	US Cost of Sales is non GAAP and includes expensed inventory manufactured pre-PDUFA for 2016 and part of 2017.
(3)	Operating Expenses include development expenses associated with additional non-Veltassa research and clinical programs.

	2015 Long Range Plan Base Case Cash Flow
	2016	2017	2018		2019	2020
Beginning Cash	$208.9	$(70.1)	$(278.4)		$(506.7)	$(515.7)
Net Loss	(245.4)	(201.8)	(167.7)		(3.9)	236.6

Cash Flow Adjustments
Non cash P&L items	26.2	27.7	32.2		37.7	34.9
Rent, bonus vacation	4.6	3.1	3.3		2.4	2.1
Other working capital adjustments	(1.1)	2.1	(0.7)		0.3	1.0
Deferred Revenue (Vifor)	(15.8)	(2.8)	(0.4)		(0.4)	(0.4)
Capital expenditures	(12.3)	(8.4)	(81.5	)(4)	(6.6)	(4.6)
Inventory, net	(35.2)	(22.3)	(7.0)		(35.7)	(24.7)
Debt Payments	0.0	(5.9)	(6.3)		(2.8)	0.0

Total Cash Flow Adjustments	(33.7)	(6.6)	(60.5)		(5.1)	8.3
Net Cash Increase/(Decrease)	(279.0)	(208.4)	(228.3)		(9.0)	244.9

Ending Cash	$(70.1)	$(278.4)	$(506.7)		$(515.7)	$(270.8)

(4)	Capital expenditures include costs related to manufacturing and other capital expenditures.

	2015 Long Range Plan Scenario A Budget Summary(5)
	2016	2017	2018	2019	2020
Total Net Revenue	$39.1	$98.3	$143.1	$274.5	$447.2
Total COGS	10.5	30.7	58.5	111.9	147.6

Total Gross Margin	28.6	67.6	84.6	162.6	299.6

Total Operating Expenses	278.8	266.2	239.7	236.1	249.1
Interest Income/Expense	1.7	0.9	0.5	0.1	—
Pre-Tax Income/(Loss)	(251.8)	(199.5)	(155.5)	(73.6)	50.5
Income Tax Adjustment	—	—	—	—	(1.5)

Net Gain/(Loss)	$(251.8)	$(199.5)	$(155.5)	$(73.6)	$49.0

Net Cash Flow	$(285.0)	$(221.0)	$(157.9)	$(81.3)	$146.5

Beginning Cash	208.9	(76.1)	(297.0)	(455.0)	(536.3)
Ending Cash	(76.1)	(297.0)	(455.0)	(536.3)	(389.8)

(5)	2015 Long Range Plan Scenario A is based on the following variations from the 2015 Long Range Plan Base Case: (i) a 50% reduction in U.S. revenue, and (ii) a $370 million expense reduction.

	2015 Long Range Plan Scenario B Budget Summary(6)
	2016	2017	2018	2019	2020
Total Net Revenue	$86.3	$221.4	$370.5	$681.9	$1,123.4
Total COGS	23.1	59.0	109.4	160.6	218.8

Total Gross Margin	63.2	162.4	261.1	521.3	904.6

Total Operating Expenses	310.4	346.2	337.5	357.0	369.5
Interest Income/Expense	1.7	0.9	0.5	0.1	—
Pre-Tax Income/(Loss)	(248.9)	(184.7)	(76.8)	164.2	535.1
Income Tax Adjustment	—	—	—	(4.9)	(16.1)

Net Gain/(Loss)	$(248.9)	$(184.7)	$(76.8)	$159.3	$519.1

Net Cash Flow	$(273.6)	$(188.0)	$(109.3)	$151.3	$551.0

Beginning Cash	208.9	(64.6)	(252.6)	(361.9)	(210.7)
Ending Cash	(64.6)	(252.6)	(361.9)	(210.7)	340.3

(6)	2015 Long Range Plan Scenario B is based on the following variations from 2015 Long Range Plan Base Case: (i) a 50% increase in U.S. revenue, and (ii) an $80 million increase in expenses related to additional investments in clinical development and manufacturing.

	2015 Long Range Plan US Revenue Forecast (in millions)
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Gross Revenue(7)	$56	$152	$285	$508	$838	$1,224	$1,561	$1,736	$1,901	$2,087

(7)	Gross Revenue is US Revenue for Veltassa and differs from the Veltassa Net Revenue set forth in the 2015 Long Range Plan Base Case because Veltassa Net Revenue includes discounts and rebates given to payers and channel partners.

All references to “Vifor” in the tables below mean “VFMCRP.” The Profit & Loss tables below, including Revenue Case A, Revenue Case B and Revenue Case C, together constitute the Final Unaudited Prospective Financial Information, including the June 2016 Revenue Model, as presented to the Relypsa Board on July 20, 2016.

Final Unaudited Prospective Financial Information(8)(9)

(Presented to the Relypsa Board on July 20, 2016)

(in millions)

Profit & Loss (Risk-Adjusted)—Revenue Case A
	Year Ending December 31,																		CAGR
	POS	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	‘16-’20	‘21-’25
Veltassa U.S. Net Revenue(10)	100%	19	72	148	261	421	634	930	1,134	1,320	1,515	1,590	1,670	1,753	1,841	1,933	580	174	116%	24%
Vifor Royalty Revenue(11)	90%	—	1	5	12	27	44	57	63	65	67	68	70	72	74	—	—	—	—	11%
Vifor COGS + 10% Revenue	90%	—	3	22	52	72	93	105	107	104	101	97	94	91	88	25	7	2	—	2%
Total Product Revenue to Relypsa(12)		$19	$76	$175	$325	$520	$771	$1,092	$1,304	$1,489	$1,682	$1,756	$1,834	$1,916	$2,003	$1,958	$587	$176	128%	22%
% Growth		NA	291%	131%	86%	60%	48%	42%	19%	14%	13%	4%	4%	4%	5%	(2%)	(70%)	(70%)
Memo: U.S. + Vifor Royalty & 10% Net COGS Supply(13)		$19	$73	$155	$278	$455	$687	$996	$1,207	$1,394	$1,590	$1,668	$1,749	$1,834	$1,923	$1,935	$581	$174	120%	23%
Vifor Collaboration Revenue(14)	100%	16	3	0	0	0	0	0	0	0	0	—	—	—	—	—	—	—
Vifor Milestone Revenue(15)	90%	—	27	—	—	14	27	—	—	—	—	—	—	—	—	—	—	—
Total Revenue to Relypsa		$35	$106	$175	$325	$534	$798	$1,092	$1,305	$1,489	$1,682	$1,756	$1,834	$1,916	$2,003	$1,958	$587	$176	97%	20%
Veltassa U.S. COGS(16)		(7)	(23)	(36)	(47)	(53)	(76)	(106)	(121)	(132)	(151)	(159)	(167)	(175)	(184)	(193)	(58)	(17)	66%	19%
Veltassa Vifor COGS		—	(3)	(20)	(47)	(66)	(84)	(96)	(97)	(95)	(91)	(88)	(85)	(83)	(80)	(23)	(6)	(2)	—	2%
Gross Profit		$28	$80	$119	$231	$415	$638	$891	$1,086	$1,263	$1,439	$1,509	$1,582	$1,658	$1,739	$1,742	$523	$157	96%	23%
% of Product Revenue		145%	105%	68%	71%	80%	83%	82%	83%	85%	86%	86%	86%	87%	87%	89%	89%	89%
Memo: U.S. Gross Profit as a % of U.S. Revenue		63%	68%	76%	82%	87%	88%	89%	89%	90%	90%	90%	90%	90%	90%	90%	90%	90%
R&D Expense(17)		(85)	(85)	(67)	(52)	(54)	(53)	(51)	(50)	(49)	(47)	(47)	(46)	(45)	(44)	(44)	(13)	(4)	(11%)	(3%)
% of Product Revenue		438%	112%	39%	16%	10%	7%	5%	4%	3%	3%	3%	2%	2%	2%	2%	2%	2%
S&M Expense(18)		(152)	(140)	(148)	(156)	(164)	(169)	(174)	(179)	(185)	(190)	(196)	(202)	(205)	(167)	(128)	(38)	(11)	2%	3%
% of Product Revenue		NM	185%	85%	48%	32%	22%	16%	14%	12%	11%	11%	11%	11%	8%	7%	7%	7%
G&A Expense(19)		(49)	(47)	(49)	(49)	(49)	(50)	(52)	(53)	(55)	(56)	(58)	(60)	(62)	(63)	(65)	(20)	(6)	(0%)	3%
% of Product Revenue		253%	62%	28%	15%	9%	6%	5%	4%	4%	3%	3%	3%	3%	3%	3%	3%	3%
Adjusted Product Impr. Costs to COGS		2	5	7	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Allocation to Inventory		13	14	14	15	15	15	15	15	15	15	15	15	15	15	15	5	1
Total Operating Income		($243)	($174)	($123)	($10)	$164	$381	$630	$819	$990	$1,161	$1,224	$1,290	$1,362	$1,479	$1,521	$456	$137	—	32%
% Margin		NM	NM	NM	NM	31%	48%	58%	63%	66%	69%	70%	70%	71%	74%	78%	78%	78%
Net Interest Expense(20)		(12)	(17)	(17)	(17)	(14)	(7)	1	5	8	11	15	19	24	28	33	36	37
Pre-Tax Income		($256)	($191)	($140)	($28)	$149	$374	$630	$824	$998	$1,172	$1,239	$1,309	$1,385	$1,507	$1,554	$493	$174	—	33%
Taxes Paid(21)		—	—	—	—	(7)	(17)	(59)	(322)	(389)	(457)	(483)	(511)	(540)	(588)	(606)	(192)	(68)
Net Income(22)		($256)	($191)	($140)	($28)	$143	$357	$571	$503	$609	$715	$756	$799	$845	$919	$948	$300	$106	—	19%
% Margin		NM	NM	NM	NM	27%	45%	52%	39%	41%	43%	43%	44%	44%	46%	48%	51%	60%
Plus: Depreciation &Amortization		5	5	7	6	4	4	4	5	5	5	5	6	6	6	6	2	1
Plus: Stock Based Compensation		23	23	24	25	25	26	27	28	29	29	30	31	32	33	34	10	3
Less: Net Working Capital		(11)	(9)	2	(14)	(7)	(9)	(10)	(7)	(6)	(7)	(3)	(3)	(3)	(3)	2	47	14
Less: Capex		(12)	(8)	(22)	(7)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(1)	(0)
Less: Collaboration Revenue		(16)	(3)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	—	—	—	—	—	—	—
Beginning Cash(23)		$258	$124	($58)	($188)	($206)	($96)	$211	$764	$1,287	$1,918	$2,657	$3,441	$4,269	$5,144	$6,095	$7,080	$7,438
Levered Free Cash Flow		($267)	($183)	($130)	($18)	$160	$373	$587	$523	$631	$738	$784	$828	$875	$951	$985	$358	$124
Cash Flow from Debt Paydown		—	—	—	—	($50)	($67)	($33)	—	—	—	—	—	—	—	—	—	—
Ending Cash(24)(25)		$124	($58)	($188)	($206)	($96)	$211	$764	$1,287	$1,918	$2,657	$3,441	$4,269	$5,144	$6,095	$7,080	$7,438	$7,562

(8)	The Final Unaudited Prospective Financial Information includes the June 2016 Revenue Model presented to the Relypsa Board on June 14, 2016. The Final Unaudited Prospective Financial Information presented to the Relypsa Board at the July 20, 2016 Relypsa Board meeting was identical to the Final Unaudited Prospective Financial Information presented to the Relypsa Board at the June 20, 2016 Relypsa Board meeting, except that the Final Unaudited Prospective Financial Information presented at the June 20, 2016 Relypsa Board meeting included a beginning cash balance as of March 31, 2016 pro forma for debt financing and repayment of Oxford / SVB loan in May 2016 that was $78 million greater than the beginning cash balance as of June 30, 2016 included in the Final Unaudited Prospective Financial Information presented at the Relypsa Board meeting on July 20, 2016.
(9)	The unaudited prospective financial information provided to Parent differed from the Final Unaudited Prospective Financial Information as follows: (i) revenue projections included in the unaudited prospective financial information provided to Parent were based on Wall Street consensus estimates as of May 15, 2016, (ii) ex-US royalty, ex-US COGS mark-up and milestone payments included in the unaudited prospective financial information provided to Parent were not risk—adjusted, (iii) stock-based compensation, a non-cash line item, was not included in the unaudited prospective financial information provided to Parent, and (iv) the Final Unaudited Prospective Financial Information included certain updates to prospective financial information with respect to operating expenses as a result of Relypsa’s quarterly reconciliation exercise and update of the 2015 Long Range Plan that began in April 2016, including an approximately $5-10 million annual increase in G&A Expenses during 2016 to 2020 and, as a result of an evolving distribution strategy, a decrease of $8 million in S&M Expenses in 2019 and a decrease of $18 million in S&M Expenses in 2020.
(10)	The peak Veltassa US Net Revenues in Revenue Case A are assumed to be $1.9 billion based on a market penetration of 39%. Additional sales assumptions include: (i) product market share peaks in 2025, (ii) net duration of therapy increases during 2016—2025, (iii) conversion rate increases from 2016 to 2025 and (iv) loss of exclusivity in 2030. Pricing is based on a fixed annual rate of increase and a fixed discount on gross price in 2016 which declines to a lower fixed discount by 2020.
(11)	Vifor Royalty Revenue is based on (i) 90% of non risk-adjusted Veltassa ex-US related revenue to account for regulatory risk, (ii) tiered royalties based on non risk-adjusted EU sales, (iii) no sales in Japan and (iv) loss of exclusivity in 2029.
(12)	The prospective revenue information included in the Final Unaudited Prospective Financial Information for fiscal years 2016-2020 differs from the prospective revenue information included in the 2015 Long Range Plan for fiscal years 2016-2020 as a result of the reconciliation and updating of the 2015 Long Range Plan undertaken by Relypsa management beginning in April 2016 to better reflect the information available to Relypsa management at the time the Final Unaudited Prospective Financial Information was prepared, including information received by Relypsa in connection with the ongoing commercial launch of Veltassa, including new outpatient prescriptions written for Veltassa, the number of patients who received a free starter-supply of Veltassa, outpatient prescriptions filled and hospital units sold. In addition, Total Product Revenue in the Final Unaudited Prospective Financial Information does not include revenue from non-Veltassa R&D programs.
(13)	This represents the sum of (i) Veltassa U.S. Net Revenue, (ii) Vifor Royalty Revenue, and (iii) the 10% net revenue received from Vifor (VFMCRP) for the sale of drug substances or finished products to Vifor pursuant to the License Agreement (which such amount excludes the Vifor COGS payable by Vifor pursuant to the License Agreement that is also booked as Relypsa revenue).
(14)	Vifor Collaboration Revenue represents a $40 million upfront payment recognized through 2025.
(15)	Vifor Milestone Revenue is based on (i) 90% of non risk-adjusted Veltassa ex-US related revenue to account for regulatory risk and (ii) non risk-adjusted milestone revenue of $20 million on EMA approval, $10 million on first sale in Vifor territory and $45 million on achieved sales milestones.
(16)	Veltassa US Cost of Goods Sold is assumed to be a fixed percentage of Veltassa US Net Revenue with that fixed percentage decreasing from 2016 through 2024.
(17)	R&D Expense is based on (i) Veltassa R&D programs approved by the Relypsa Board (and excludes non-approved Veltassa clinical programs), (ii) 50/50 split with Vifor for select clinical studies, (iii) removal of early-stage research programs, (iv) $22 million of clinical R&D Expense in 2016 declining to a run rate of $5 million after 2025, (v) CMC expense of $35 million in 2016 declining to a run rate of approximately $30 million by 2020 and $20 million by 2030, (vi) regulatory expense of $13 million in 2016 declining to a run rate of $5 million after 2020, (vii) research R&D of $8 million in 2016 declining to a run rate of $2 million after 2020 and (viii) stock based compensation of $8 million in 2016 and growing at 3% per year after 2016.
(18)	S&M Expense is based on (i) commercial expense of $120 million in 2016 increasing to $133 million in 2020 and growing at 3% per year after 2020, (ii) medical affairs expense of $20—25 million during 2016-2020 and growing at 3% per year after 2020 and (iii) stock based compensation of $8 million in 2016 and growing at 3% per year after 2016.
(19)	G&A expense is based on (i) approximately $40 million during 2016-2020 and growing at 3% per year after 2020 and (ii) stock based compensation of $8 million in 2016 and growing at 3% per year after 2016.
(20)	Net Interest Expense is based on (i) an 11.5% fixed interest expense and principal repayments beginning June 2020 of 11.11% in equal quarterly installments (ii) election of option to delay principal repayments if net sales for the four quarter period ending September 30, 2018 are equal to or greater than $115 million and (iii) an interest income of 0.5%.
(21)	Taxes Paid are based on (i) a tax rate of 39%, (ii) utilization of Relypsa’s estimated net operating loss carryforwards of $509 million as of June 30, 2016 and estimated future operating losses and (iii) a minimum tax rate of 4.5% if profitable.
(22)	The terminal net income and cash flows assume a 70% decline in revenues post patent expiry in 2030 for the US and 2029 for the EU.
(23)	Beginning Cash in 2016 represents the cash balance as of June 30, 2016.
(24)	Ending Cash excludes the effect of future equity financing.

(25)	Centerview and BofA Merrill Lynch each calculated unlevered free cash flows (“Unlevered FCF”) for fiscal years 2016 through 2032 as set forth below based on Revenue Case A included in the Final Unaudited Prospective Financial Information provided by Relypsa management for their use in connection with their respective financial analyses summarized above under “—Opinions of Relypsa’s Financial Advisors”:

Unlevered Free Cash Flows—Revenue Case A

Centerview Presentation to the Relypsa Board on July 20, 2016

Year Ending December 31 (in millions),

	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Total Operating Income	($243)	($174)	($123)	($10)	$164	$381	$630	$819	$990	$1,161	$1,224	$1,290	$1,362	$1,479	$1,521	$456	$137
% Margin	NM	NM	NM	NM	31%	48%	58%	63%	66%	69%	70%	70%	71%	74%	78%	78%	78%
Unlevered Tax Expense(25a)	—	—	—	—	(64)	(149)	(246)	(320)	(386)	(453)	(477)	(503)	(531)	(577)	(593)	(178)	(53)
Add: Depreciation & Amortization	5	5	7	6	4	4	4	5	5	5	5	6	6	6	6	2	1
Less: Working Capital	(11)	(9)	2	(14)	(7)	(9)	(10)	(7)	(6)	(7)	(3)	(3)	(3)	(3)	2	47	14
Less: Capex	(12)	(8)	(22)	(7)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(1)	0
Less: Collaboration Revenue	(16)	(3)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	—	—	—	—	—	—	—
Unlevered FCF(25b)	($277/$138)	($189)	($136)	($25)	$92	$223	$374	$492	$598	$702	$745	$785	$829	$901	$931	$326	$98

(25a)	Unlevered Tax Expense if profitable based on (i) a tax rate of 39% and (ii) excluding utilization of Relypsa’s estimated net operating loss carryforwards of $509 million as of June 30, 2016 and estimated future operating losses.
(25b)	Unlevered FCF is $277 million for full fiscal year 2016 and Unlevered FCF is $138 million for second half of fiscal year 2016.

Unlevered Free Cash Flows—Revenue Case A

BofA Merrill Lynch Presentation to the Relypsa Board on July 20, 2016

Year Ending December 31 (in millions),

	2H16E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Total Operating Income / EBIT	($122)	($174)	($123)	($10)	$164	$381	$630	$819	$990	$1,161	$1,224	$1,290	$1,362	$1,479	$1,521	$456	$137
Less: Taxes(25c)	—	—	—	—	(7)	(17)	(68)	(320)	(386)	(453)	(477)	(503)	(531)	(577)	(593)	(178)	(53)
Plus: Depreciation and Amortization	3	5	7	6	4	4	4	5	5	5	5	6	6	6	6	2	1
Less: Capex	(6)	(8)	(22)	(7)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(1)	(0)
Less: Change in Net Working Capital	(9)	(9)	2	(14)	(7)	(9)	(10)	(7)	(6)	(7)	(3)	(3)	(3)	(3)	2	47	14
Less: Collaboration Revenue	(4)	(3)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	—	—	—	—	—	—	—
Unlevered FCF(25b)	($138)	($189)	($136)	($25)	$148	$354	$551	$492	$598	$702	$745	$785	$829	$901	$931	$326	$98

(25c)	Taxes calculated on an unlevered basis, based on an effective tax rate of 39% and utilization of Relypsa’s estimated net operating loss carryforwards of $509 million as of June 30, 2016, and increased by each subsequent year’s operating loss until Relypsa becomes profitable in 2020, at which point net operating loss carryforwards are assumed to be utilized in each year. Maximum utilization in any year of net operating loss carryforwards is the lesser of (i) remaining net operating loss carryforwards and (ii) current year operating income, subject to a minimum tax of 4.5% in any profitable year.

All references to “Vifor” in the tables below mean “VFMCRP.” The Profit & Loss table below is for Revenue Case B of the Final Unaudited Prospective Financial Information as presented to the Relypsa Board on July 20, 2016:

Profit & Loss (Risk-Adjusted)—Revenue Case B(8)(9)(26)
	Year Ending December 31,																		CAGR
	POS	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	‘16-’20	‘21-’25
Veltassa U.S. Net Revenue	100%	19	72	148	261	421	596	802	943	1,096	1,258	1,320	1,387	1,456	1,529	1,605	482	144	116%	21%
Vifor Royalty Revenue(11)	90%	—	1	5	12	27	44	57	63	65	67	68	70	72	74	—	—	—	—	11%
Vifor COGS + 10% Revenue	90%	—	3	22	52	72	93	105	107	104	101	97	94	91	88	25	7	2	—	2%
Total Product Revenue to Relypsa(12)		$19	$76	$175	$325	$520	$732	$964	$1,113	$1,265	$1,425	$1,486	$1,551	$1,619	$1,690	$1,630	$489	$146	128%	18%
% Growth		NA	291%	131%	86%	60%	41%	32%	15%	14%	13%	4%	4%	4%	4%	(4%)	(70%)	(70%)
Memo: U.S. + Vifor Royalty & 10% Net COGS Supply(13)		$19	$73	$155	$278	$455	$648	$869	$1,016	$1,171	$1,333	$1,398	$1,465	$1,536	$1,610	$1,607	$482	$145	120%	20%
Vifor Collaboration Revenue(14)	100%	16	3	0	0	0	0	0	0	0	0	—	—	—	—	—	—	—
Vifor Milestone Revenue(15)	90%	—	27	—	—	14	27	—	—	—	—	—	—	—	—	—	—	—
Total Revenue to Relypsa		$35	$106	$175	$325	$534	$760	$965	$1,113	$1,266	$1,425	$1,486	$1,551	$1,619	$1,690	$1,630	$489	$146	97%	17%
Veltassa U.S. COGS(16)		(7)	(23)	(36)	(47)	(53)	(72)	(91)	(101)	(110)	(126)	(132)	(139)	(146)	(153)	(161)	(48)	(14)	66%	15%
Veltassa Vifor COGS		—	(3)	(20)	(47)	(66)	(84)	(96)	(97)	(95)	(91)	(88)	(85)	(83)	(80)	(23)	(6)	(2)	—	2%
Gross Profit		$28	$80	$119	$231	$415	$604	$778	$915	$1,062	$1,208	$1,266	$1,327	$1,390	$1,458	$1,447	$434	$130	96%	19%
% of Product Revenue		145%	105%	68%	71%	80%	82%	81%	82%	84%	85%	85%	86%	86%	86%	89%	89%	89%
Memo: U.S. Gross Profit as a % of U.S. Revenue		63%	68%	76%	82%	87%	88%	89%	89%	90%	90%	90%	90%	90%	90%	90%	90%	90%
R&D Expense(17)		(85)	(85)	(67)	(52)	(54)	(53)	(51)	(50)	(49)	(47)	(47)	(46)	(45)	(44)	(44)	(13)	(4)	(11%)	(3%)
% of Product Revenue		438%	112%	39%	16%	10%	7%	5%	4%	4%	3%	3%	3%	3%	3%	3%	3%	3%
S&M Expense(18)		(152)	(140)	(148)	(156)	(164)	(166)	(170)	(176)	(181)	(186)	(192)	(198)	(201)	(164)	(125)	(38)	(11)	2%	3%
% of Product Revenue		NM	185%	85%	48%	32%	23%	18%	16%	14%	13%	13%	13%	12%	10%	8%	8%	8%
G&A Expense(19)		(49)	(47)	(49)	(49)	(49)	(50)	(52)	(53)	(55)	(56)	(58)	(60)	(62)	(63)	(65)	(20)	(6)	(0%)	3%
% of Product Revenue		253%	62%	28%	15%	9%	7%	5%	5%	4%	4%	4%	4%	4%	4%	4%	4%	4%
Adjusted Product Impr. Costs to COGS		2	5	7	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Allocation to Inventory		13	14	14	15	15	15	15	15	15	15	15	15	15	15	15	5	1
Total Operating Income		($243)	($174)	($123)	($10)	$164	$351	$520	$652	$793	$933	$985	$1,039	$1,098	$1,201	$1,228	$368	$110	—	28%
% Margin		NM	NM	NM	NM	31%	46%	54%	59%	63%	66%	66%	67%	68%	71%	75%	75%	75%
Net Interest Expense(20)		(12)	(17)	(17)	(17)	(14)	(7)	0	4	7	9	13	16	19	23	27	30	31
Pre-Tax Income		($256)	($191)	($140)	($28)	$149	$344	$520	$657	$800	$943	$997	$1,055	$1,117	$1,224	$1,255	$398	$141	—	29%
Taxes Paid(21)		—	—	—	—	(7)	(15)	(23)	(256)	(312)	(368)	(389)	(411)	(436)	(477)	(489)	(155)	(55)
Net Income(22)		($256)	($191)	($140)	($28)	$143	$328	$497	$400	$488	$575	$608	$643	$682	$747	$765	$243	$86	—	15%
% Margin		NM	NM	NM	NM	27%	43%	52%	36%	39%	40%	41%	41%	42%	44%	47%	50%	59%
Plus: Depreciation &Amortization		5	5	7	6	4	4	4	5	5	5	5	6	6	6	6	2	1
Plus: Stock Based Compensation		23	23	24	25	25	26	27	28	29	29	30	31	32	33	34	10	3
Less: Net Working Capital		(11)	(9)	2	(14)	(7)	(8)	(7)	(5)	(5)	(5)	(2)	(2)	(2)	(2)	2	39	12
Less: Capex		(12)	(8)	(22)	(7)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(1)	(0)
Less: Collaboration Revenue		(16)	(3)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	—	—	—	—	—	—	—
Beginning Cash(23)		$258	$124	($58)	($188)	($206)	($96)	$183	$666	$1,088	$1,599	$2,199	$2,836	$3,509	$4,221	$5,000	$5,804	$6,096
Levered Free Cash Flow		($267)	($183)	($130)	($18)	$160	$346	$516	$423	$511	$599	$637	$673	$713	$779	$803	$292	$101
Cash Flow from Debt Paydown		—	—	—	—	($50)	($67)	($33)	—	—	—	—	—	—	—	—	—	—
Ending Cash(24)(27)		$124	($58)	($188)	($206)	($96)	$183	$666	$1,088	$1,599	$2,199	$2,836	$3,509	$4,221	$5,000	$5,804	$6,096	$6,197

(26)	Revenue Case B is based on the following variations from Revenue Case A: (i) peak Veltassa US Net Revenues are assumed to be $1.6 billion based on a market penetration of 34% and (ii) an approximate $3-4 million reduction in commercial S&M expenses annually during 2021-2028.

(27)	Centerview and BofA Merrill Lynch each calculated Unlevered FCF for fiscal years 2016 through 2032 as set forth below based on Revenue Case B included in the Final Unaudited Prospective Financial Information provided by Relypsa management for their use in connection with their respective financial analyses summarized above under “—Opinions of Relypsa’s Financial Advisors”:

Unlevered Free Cash Flows—Revenue Case B

Centerview Presentation to the Relypsa Board on July 20, 2016

Year Ending December 31 (in millions),

	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Total Operating Income	(243)	(174)	(123)	(10)	164	351	520	652	793	933	985	1,039	1,098	1,201	1,228	368	110
% Margin	NM	NM	NM	NM	31%	46%	54%	59%	63%	66%	66%	67%	68%	71%	75%	75%	75%
Unlevered Tax Expense(25a)	—	—	—	—	(64)	(137)	(203)	(254)	(309)	(364)	(384)	(405)	(428)	(468)	(479)	(144)	(43)
Add: Depreciation & Amortization	5	5	7	6	4	4	4	5	5	5	5	6	6	6	6	2	1
Less: Working Capital	(11)	(9)	2	(14)	(7)	(8)	(7)	(5)	(5)	(5)	(2)	(2)	(2)	(2)	2	39	12
Less: Capex	(12)	(8)	(22)	(7)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(1)	(0)
Less: Collaboration Revenue	(16)	(3)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	—	—	—	—	—	—	—
Unlevered FCF(25b)	($277/$138)	($189)	($136)	($25)	$92	$206	$310	$392	$478	$564	$599	$632	$669	$732	$753	$264	$79

Unlevered Free Cash Flows—Revenue Case B

BofA Merrill Lynch Presentation to the Relypsa Board on July 20, 2016

Year Ending December 31 (in millions),

	2H16E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Total Operating Income / EBIT	($122)	($174)	($123)	($10)	$164	$351	$520	$652	$793	$933	$985	$1,039	$1,098	$1,201	$1,228	$368	$110
Less: Taxes(25c)	—	—	—	—	(7)	(16)	(23)	(246)	(309)	(364)	(384)	(405)	(428)	(468)	(479)	(144)	(43)
Plus: Depreciation and Amortization	3	5	7	6	4	4	4	5	5	5	5	6	6	6	6	2	1
Less: Capex	(6)	(8)	(22)	(7)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(1)	(0)
Less: Change in Net Working Capital	(9)	(9)	2	(14)	(7)	(8)	(7)	(5)	(5)	(5)	(2)	(2)	(2)	(2)	2	39	12
Less: Collaboration Revenue	(4)	(3)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	—	—	—	—	—	—	—
Unlevered FCF(25b)	($138)	($189)	($136)	($25)	$148	$327	$489	$401	$478	$564	$599	$632	$669	$732	$753	$264	$79

All references to “Vifor” in the tables below mean “VFMCRP.” The Profit & Loss table below is for Revenue Case C of the Final Unaudited Prospective Financial Information as presented to the Relypsa Board on July 20, 2016:

Profit & Loss (Risk-Adjusted)—Revenue Case C(8)(9)(28)
	Year Ending December 31,																		CAGR
	POS	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	‘16-’20	‘21-’25
Veltassa U.S. Net Revenue	100%	19	72	148	261	421	569	710	822	948	1,071	1,124	1,181	1,240	1,302	1,367	410	123	116%	17%
Vifor Royalty Revenue(11)	90%	—	1	5	12	27	44	57	63	65	67	68	70	72	74	—	—	—	—	11%
Vifor COGS + 10% Revenue	90%	—	3	22	52	72	93	105	107	104	101	97	94	91	88	25	7	2	—	2%
Total Product Revenue to Relypsa(12)		$19	$76	$175	$325	$520	$705	$872	$991	$1,117	$1,238	$1,290	$1,345	$1,403	$1,463	$1,392	$417	$125	128%	15%
% Growth		NA	291%	131%	86%	60%	36%	24%	14%	13%	11%	4%	4%	4%	4%	(5%)	(70%)	(70%)
Memo: U.S. + Vifor Royalty & 10% Net COGS Supply(13)		$19	$73	$155	$278	$455	$621	$777	$894	$1,022	$1,147	$1,202	$1,259	$1,320	$1,384	$1,369	$411	$123	120%	17%
Vifor Collaboration Revenue(14)	100%	16	3	0	0	0	0	0	0	0	0	—	—	—	—	—	—	—
Vifor Milestone Revenue(15)	90%	—	27	—	—	14	27	—	—	—	—	—	—	—	—	—	—	—
Total Revenue to Relypsa		$35	$106	$175	$325	$534	$733	$873	$992	$1,117	$1,238	$1,290	$1,345	$1,403	$1,463	$1,392	$417	$125	97%	14%
Veltassa U.S. COGS(16)		(7)	(23)	(36)	(47)	(53)	(68)	(81)	(88)	(95)	(107)	(112)	(118)	(124)	(130)	(137)	(41)	(12)	66%	12%
Veltassa Vifor COGS		—	(3)	(20)	(47)	(66)	(84)	(96)	(97)	(95)	(91)	(88)	(85)	(83)	(80)	(23)	(6)	(2)	—	2%
Gross Profit		$28	$80	$119	$231	$415	$580	$696	$807	$928	$1,040	$1,089	$1,141	$1,196	$1,253	$1,232	$370	$111	96%	16%
% of Product Revenue		145%	105%	68%	71%	80%	82%	80%	81%	83%	84%	84%	85%	85%	86%	89%	89%	89%
Memo: U.S. Gross Profit as a % of U.S. Revenue		63%	68%	76%	82%	87%	88%	89%	89%	90%	90%	90%	90%	90%	90%	90%	90%	90%
R&D Expense(17)		(85)	(85)	(67)	(52)	(54)	(53)	(51)	(50)	(49)	(47)	(47)	(46)	(45)	(44)	(44)	(13)	(4)	(11%)	(3%)
% of Product Revenue		438%	112%	39%	16%	10%	7%	6%	5%	4%	4%	4%	3%	3%	3%	3%	3%	3%
S&M Expense(18)		(152)	(140)	(148)	(156)	(164)	(162)	(167)	(172)	(177)	(182)	(188)	(194)	(197)	(161)	(123)	(37)	(11)	2%	3%
% of Product Revenue		NM	185%	85%	48%	32%	23%	19%	17%	16%	15%	15%	14%	14%	11%	9%	9%	9%
G&A Expense(19)		(49)	(47)	(49)	(49)	(49)	(50)	(52)	(53)	(55)	(56)	(58)	(60)	(62)	(63)	(65)	(20)	(6)	(0%)	3%
% of Product Revenue		253%	62%	28%	15%	9%	7%	6%	5%	5%	5%	5%	4%	4%	4%	5%	5%	5%
Adjusted Product Impr. Costs to COGS		2	5	7	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Allocation to Inventory		13	14	14	15	15	15	15	15	15	15	15	15	15	15	15	5	1
Total Operating Income		($243)	($174)	($123)	($10)	$164	$331	$442	$547	$663	$769	$812	$858	$908	$1,000	$1,015	$305	$91	—	24%
% Margin		NM	NM	NM	NM	31%	45%	51%	55%	59%	62%	63%	64%	65%	68%	73%	73%	73%
Net Interest Expense(20)		(12)	(17)	(17)	(17)	(14)	(7)	(0)	4	6	8	11	14	16	20	23	25	26
Pre-Tax Income		($256)	($191)	($140)	($28)	$149	$323	$442	$551	$669	$778	$823	$871	$924	$1,020	$1,038	$330	$117	—	25%
Taxes Paid(21)		—	—	—	—	(7)	(15)	(20)	(181)	(261)	(303)	(321)	(340)	(360)	(398)	(405)	(129)	(46)
Net Income(22)		($256)	($191)	($140)	($28)	$143	$309	$422	$370	$408	$474	$502	$531	$564	$622	$633	$201	$72	—	11%
% Margin		NM	NM	NM	NM	27%	42%	48%	37%	37%	38%	39%	40%	40%	43%	46%	48%	57%
Plus: Depreciation &Amortization		5	5	7	6	4	4	4	5	5	5	5	6	6	6	6	2	1
Plus: Stock Based Compensation		23	23	24	25	25	26	27	28	29	29	30	31	32	33	34	10	3
Less: Net Working Capital		(11)	(9)	2	(14)	(7)	(7)	(5)	(4)	(4)	(4)	(2)	(2)	(2)	(2)	2	33	10
Less: Capex		(12)	(8)	(22)	(7)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(1)	(0)
Less: Collaboration Revenue		(16)	(3)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	—	—	—	—	—	—	—
Beginning Cash(23)		$258	$124	($58)	($188)	($206)	($96)	$164	$574	$968	$1,399	$1,899	$2,430	$2,992	$3,587	$4,241	$4,913	$5,158
Levered Free Cash Flow		($267)	($183)	($130)	($18)	$160	$327	$444	$393	$432	$500	$531	$562	$595	$654	$672	$245	$85
Cash Flow from Debt Paydown		—	—	—	—	($50)	($67)	($33)	—	—	—	—	—	—	—	—	—	—
Ending Cash(24)(29)		$124	($58)	($188)	($206)	($96)	$164	$574	$968	$1,399	$1,899	$2,430	$2,992	$3,587	$4,241	$4,913	$5,158	$5,243

(28)	Revenue Case C is based on the following variations from Revenue Case A: (i) peak Veltassa US Net Revenues are assumed to be $1.4 billion based on a market penetration of 28% and (ii) an approximate $7-8 million reduction in commercial S&M expenses annually during 2021-2028.

(29)	Centerview and BofA Merrill Lynch each calculated Unlevered FCF for fiscal years 2016 through 2032 as set forth below based on Revenue Case C included in the Final Unaudited Prospective Financial Information provided by Relypsa management for their use in connection with their respective financial analyses summarized above under “—Opinions of Relypsa’s Financial Advisors”:

Unlevered Free Cash Flows—Revenue Case C

Centerview Presentation to the Relypsa Board on July 20, 2016

Year Ending December 31 (in millions),

	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Total Operating Income	(243)	(174)	(123)	(10)	164	331	442	547	663	769	812	858	908	1,000	1,015	305	91
% Margin	NM	NM	NM	NM	31%	45%	51%	55%	59%	62%	63%	64%	65%	68%	73%	73%	73%
Unlevered Tax Expense(25a)	—	—	—	—	(64)	(129)	(172)	(213)	(258)	(300)	(317)	(334)	(354)	(390)	(396)	(119)	(36)
Add: Depreciation & Amortization	5	5	7	6	4	4	4	5	5	5	5	6	6	6	6	2	1
Less: Working Capital	(11)	(9)	2	(14)	(7)	(7)	(5)	(4)	(4)	(4)	(2)	(2)	(2)	(2)	2	33	10
Less: Capex	(12)	(8)	(22)	(7)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(1)	(0)
Less: Collaboration Revenue	(16)	(3)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	—	—	—	—	—	—	—
Unlevered FCF(25b)	($277/$138)	($189)	($136)	($25)	$92	$194	$264	$329	$400	$465	$494	$522	$553	$610	$624	$220	$66

Unlevered Free Cash Flows—Revenue Case C

BofA Merrill Lynch Presentation to the Relypsa Board on July 20, 2016

Year Ending December 31 (in millions),

	2H16E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Total Operating Income / EBIT	($122)	($174)	($123)	($10)	$164	$331	$442	$547	$663	$769	$812	$858	$908	$1,000	$1,015	$305	$91
Less: Taxes(25c)	—	—	—	—	(7)	(15)	(20)	(171)	(258)	(300)	(317)	(334)	(354)	(390)	(396)	(119)	(36)
Plus: Depreciation and Amortization	3	5	7	6	4	4	4	5	5	5	5	6	6	6	6	2	1
Less: Capex	(6)	(8)	(22)	(7)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(1)	(0)
Less: Change in Net Working Capital	(9)	(9)	2	(14)	(7)	(7)	(5)	(4)	(4)	(4)	(2)	(2)	(2)	(2)	2	33	10
Less: Collaboration Revenue	(4)	(3)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	—	—	—	—	—	—	—
Unlevered FCF(25b)	($138)	($189)	($136)	($25)	$148	$308	$417	$372	$400	$465	$494	$522	$553	$610	$624	$220	$66

(Remainder of Page Left Intentionally Blank)

Intent to Tender.

To the knowledge of Relypsa after making reasonable inquiry, all of Relypsa’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such individuals pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or Shares over which any such executive officer or director does not have dispositive authority.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

In connection with Centerview’s services as a financial advisor to Relypsa, Relypsa has agreed to pay Centerview an aggregate fee of approximately $19.5 million, $1.0 million of which was payable upon the rendering of Centerview’s opinion and the balance of which is payable contingent upon consummation of the Offer and the Merger. In addition, Relypsa has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

In connection with BofA Merrill Lynch’s services as a financial advisor to Relypsa, Relypsa has agreed to pay BofA Merrill Lynch an aggregate fee of $3.5 million, $2.5 million of which was payable upon the rendering of BofA Merrill Lynch’s opinion and $1.0 million of which is payable and contingent upon the consummation of the Offer. Relypsa has also agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities.

Additional information pertaining to the retention of each of the Financial Advisors by Relypsa appears in Item 4 under the heading “Background and Reasons for the Recommendation of the Relypsa Board—Opinions of Relypsa’s Financial Advisors” above and is hereby incorporated by reference in this Item 5.

Neither Relypsa, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations to the stockholders of Relypsa on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of Relypsa, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions with respect to Shares have been effected by Relypsa, or, to Relypsa’s knowledge after making reasonable inquiry, any of Relypsa’s directors, executive officers, subsidiaries or affiliates during the 60 days prior to the date of this Schedule 14D-9:

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
David McGirr	June 7, 2016	1,013	$19.33	Sale of Shares(1)

Paul Hastings	June 7, 2016	1,013	$19.32	Sale of Shares(1)

John Butler	June 7, 2016	1,013	$19.31	Sale of Shares(1)

Kenneth Hillan	June 7, 2016	1,013	$19.31	Sale of Shares(1)

Daniel Spiegelman	June 7, 2016	1,013	$19.31	Sale of Shares(1)

Helen Torley	June 7, 2016	1,013	$19.31	Sale of Shares(1)

Thomas Schuetz	June 21, 2016	2,250	$0	Grant of restricted stock units(2)

Thomas Schuetz	June 21, 2016	4,500	$17	Grant of stock options(3)

Daniel Spiegelman	June 21, 2016	2,250	$0	Grant of restricted stock units(2)

Daniel Spiegelman	June 21, 2016	4,500	$17	Grant of stock options(3)

John Butler	June 21, 2016	2,250	$0	Grant of restricted stock units(2)

John Butler	June 21, 2016	4,500	$17	Grant of stock options(3)

Paul Hastings	June 21, 2016	2,250	$0	Grant of restricted stock units(2)

Paul Hastings	June 21, 2016	4,500	$17	Grant of stock options(3)

Kenneth Hillan	June 21, 2016	2,250	$0	Grant of restricted stock units(2)

Kenneth Hillan	June 21, 2016	4,500	$17	Grant of stock options(3)

David McGirr	June 21, 2016	2,250	$0	Grant of restricted stock units(2)

David McGirr	June 21, 2016	4,500	$17	Grant of stock options(3)

Helen Torley	June 21, 2016	2,250	$0	Grant of restricted stock units(2)

Helen Torley	June 21, 2016	4,500	$17	Grant of stock options(3)

(1)	Pursuant to the terms of the applicable restricted stock unit award agreement, 45% of the Shares underlying restricted stock units that vested on such date were sold on the open market with the expectation that the proceeds would be used to satisfy the director’s tax obligation in respect of such vesting.
(2)	Automatic grant of restricted stock units made in connection with the 2016 annual meeting of stockholders pursuant to Relypsa’s Non-Employee Director Compensation Program.
(3)	Automatic grant of options made in connection with the 2016 annual meeting of stockholders pursuant to Relypsa’s Non-Employee Director Compensation Program.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, (a) Relypsa is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of Relypsa’s securities by Relypsa, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving Relypsa or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Relypsa or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Relypsa, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

Item 8.	Additional Information.

Named Executive Officer Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of Relypsa’s named executive officers that is based on or otherwise relates to the Offer and the Merger.

The amounts indicated below are estimates only and are based on assumptions regarding events that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may materially differ from the amounts set forth below. The table below assumes:

•	the Effective Time will occur on August 1, 2016;

•	the employment of the named executive officer will be terminated on such date in a manner that is considered a Qualifying Termination (as defined in Item 3 above under the heading “Arrangements with Current Executive Officers and Directors of Relypsa—Employment Agreements”), entitling the named executive officer to receive the severance payments and benefits under the terms of such named executive officer’s Employment Agreement;

•	the named executive officer’s base salary rates and annual bonuses are those in place as of August 1, 2016;

•	no named executive officer receives any additional equity grants or exercises any Company Options on or prior to the Effective Time; and

•	no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.

For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see Item 3 above under the heading “Arrangements with Current Executive Officers and Directors of Relypsa” which is incorporated herein by reference.

Golden Parachute Compensation

Name	Cash (1)	Equity (2)	Perquisites/ Benefits (3)	Total
John A. Orwin	$790,792	$7,993,776	$24,337	$8,808,905
Kristine M. Ball	$493,808	$1,792,168	$24,337	$2,310,313
Stephen D. Harrison, Ph.D.	$494,425	$973,257	$0	$1,467,682
Lance Berman, M.D., M.S.	$535,412	$1,572,390	$8,806	$2,116,608
Scott Garland.	$535,412	$1,517,382	$24,337	$2,077,131

(1)	Under the named executive officers’ Employment Agreements, cash severance would be payable in a lump sum following termination of the executive’s employment by Relypsa without “Cause” or by the executive for “Good Reason” (each, as defined in the Employment Agreements), in either case, during the period beginning on the effective date of a change in control and ending 12 months following such change in control (i.e., pursuant to a “double trigger” arrangement), subject, in either case, to the executive’s execution, delivery and non-revocation of a general release of claims within 60 days of such termination. In either such event, pursuant to the Employment Agreements, the named executive officer will receive severance payments equal to 12 months of base salary, plus an amount equal to the executive’s target annual bonus award, pro-rated based on the total number of days elapsed in the calendar year as of the termination date, but only if, as of the date of such executive’s termination of employment, Relypsa and the executive were “on target” to achieve all applicable performance goals for such annual bonus. Any amounts payable in connection with the termination of an executive’s employment are subject to applicable withholdings and are payable in a single lump sum cash payment on the first regular payroll date following the date the general release of claims provided by the executive becomes effective and irrevocable.

The following table quantifies the base salary severance and bonus component of severance included in the aggregate total reported in the column.

Name	Base Salary Severance	Bonus Component of Severance
John A. Orwin	$585,000	$205,792
Kristine M. Ball	$400,000	$93,808
Stephen D. Harrison, Ph.D.	$400,500	$93,925
Lance Berman, M.D., M.S.	$433,700	$101,712
Scott Garland.	$433,700	$101,712

(2)	The amount listed in this column represents the aggregate pre-tax amount payable in consideration of the cancellation of unvested Company Options and Company RSU Awards held by the named executive officers as to which vesting will accelerate, with such awards being cashed out in connection with the transactions contemplated by the Merger Agreement, as shown in the table below. The cash payment is a single-trigger (closing of the Offer and the Merger) benefit that will be received solely because of the Merger and regardless of whether a named executive officer’s employment is terminated. No named executive officer holds Company Restricted Shares.

The following table quantifies the value of unvested Company Options and Company RSU Awards held by the named executive officers as of August 1, 2016 that will become vested in connection with the Merger. The amounts in this column and in the table below assume an Offer Price equal to $32.00 per Share, the fixed dollar amount per Share that will be received by stockholders of Relypsa in the Offer.

Name	Number of Unvested Company Options	Total Value of Unvested Company Options	Number of Unvested Company RSU Awards	Total Value of Unvested Company RSU Awards
John A. Orwin	389,751	$5,893,776	65,625	$2,100,000
Kristine M. Ball	95,038	$1,014,824	24,292	$777,344
Stephen D. Harrison, Ph.D.	96,980	$399,913	17,917	$573,344
Lance Berman, M.D., M.S.	87,200	$795,046	24,292	$777,344
Scott Garland.	107,918	$944,038	17,917	$573,344

(3)	Amounts include the estimated value of COBRA healthcare coverage subsidized by Relypsa for each named executive officer for up to 12 months based on the incremental cost of Relypsa’s contribution as of August 1, 2016 to provide such coverage, which the named executive officers are entitled to receive under the Employment Agreements upon a “double trigger” qualifying termination in connection with a change in control as described in footnote (1) above.

Stockholder Approval Not Required.

Parent and Merger Sub have represented and warranted to Relypsa in the Merger Agreement that neither Parent nor any of its subsidiaries, nor any of their respective “affiliates” or “associates,” is, or at any time during the three-year period preceding the date of the Merger Agreement, has been, an “interested stockholder” of Relypsa (as such quoted terms are defined in Section 203 of the DGCL). The Relypsa Board has approved the Merger Agreement, the Offer and the Merger, and Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to adopt the merger agreement governing the merger, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Merger Sub consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of Relypsa in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Relypsa’s stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under the DGCL, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Relypsa’s stockholders who do not validly exercise appraisal rights under the DGCL will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Merger Sub purchases Shares in the Offer and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered in the Offer and who otherwise comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL. Holders whose Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL, is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex III. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights may be asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker, dealer, bank, fiduciary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262 of the DGCL.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) make a timely and proper demand for appraisal of their Shares and follow the other procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid on the amount determined to be fair value, as determined by such court. The “fair value” as so determined by the court could be greater than, less than or the same as the Offer Price or the Merger Consideration (which is equal to the Offer Price).

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex III carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights. If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•

prior to the consummation of the Offer (which is currently expected to be at 12:00 midnight, New York City time, at the end of the day on August 31, 2016), transmit to Relypsa at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Relypsa of the identity of the stockholder and that the stockholder intends to demand an appraisal of his, her or its Shares;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

All written demands for appraisal should be addressed to:

Relypsa, Inc.

100 Cardinal Way

Redwood City, CA 94063

Facsimile: (650) 421-9700

Attention: General Counsel

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the Effective Time to all stockholders of Relypsa who delivered a written demand to Relypsa (in accordance with the first bullet above) within 10 days after the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have delivered a written demand in accordance with the first bullet above will receive such notice of the Effective Time. Failure to transmit a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of appraisal rights under Section 262 of the DGCL.

Written Demand by the Record Holder

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for Shares owned by such holder (or, in the case of uncertificated Shares, as such holder’s name appears on Relypsa’s records), and must reasonably inform Relypsa of such holder’s intent thereby to demand appraisal of his, her or its Shares. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of Shares, which may be a central securities depository nominee if Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to Shares held for one or more beneficial owners while not exercising such rights with respect to Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of Shares held by all holders who did not tender their shares in the Offer and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Relypsa is under no obligation to, and has no present intention to, file a petition and holders should not assume that Relypsa will file a petition or that it will initiate any negotiations with respect to the fair value of Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights as set forth in Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of a petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the

Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration (which is equal to the Offer Price), and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although Relypsa believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the Merger Consideration (which is equal to the Offer Price). Neither Parent nor Relypsa anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert in any appraisal proceeding that, for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration (which is equal to the Offer Price).

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of an appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such stockholder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration (which is equal to the Offer Price). A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration (which is equal to the Offer Price) by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the Merger Consideration either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

If you wish to exercise your appraisal rights, you must NOT tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

The foregoing summary of the rights of Relypsa’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by Relypsa’s stockholders desiring to exercise any appraisal rights thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex III to this Schedule 14D-9.

Anti-Takeover Statutes.

As a Delaware corporation, Relypsa is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (in general, a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66-2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Relypsa Board has approved the Merger Agreement and the transactions contemplated thereby (including the Offer), as described in this Schedule 14D-9, for purposes of rendering inapplicable thereto (to the fullest extent permitted by applicable law) those restrictions applicable to business combinations contained in Section 203 of the DGCL and any and all state takeover laws or similar applicable laws of any jurisdiction that purport to be applicable to Relypsa, Parent, Merger Sub, the Merger or the Offer, and Parent and Merger Sub have represented that neither Parent nor any of its subsidiaries, nor any of their respective “affiliates” or “associates,” is, or at any time during the three-year period preceding the date of the Merger Agreement, has been, an “interested stockholder” of Relypsa (as such quoted terms are defined in Section 203 of the DGCL). Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Relypsa is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and Relypsa has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Merger Sub or any of its affiliates and Relypsa, Relypsa will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validly of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Merger Sub may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Merger Sub may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger.

Regulatory Approvals.

Under the provisions of the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 calendar days, which begins when the acquiring person has filed the Premerger Notification and Report Forms with the FTC and the Antitrust Division, but this period may be shortened if the reviewing agency grants “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements and the Offer is conditioned on satisfaction (or waiver) of the condition that any applicable waiting period under the HSR Act shall have expired or been terminated. Parent and Relypsa each filed the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on July 22, 2016. The required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on August 5, 2016, unless earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information and documentary material prior to that time.

The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Merger Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Parent, Merger Sub, Relypsa or any of their respective subsidiaries. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. Relypsa does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Relypsa is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the forgoing filings under the HSR Act, consents as may be required by federal or state securities laws, and the filing of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which Relypsa and its subsidiaries are qualified to do business) that would be required for Parent’s or Merger Sub’s acquisition or ownership of Shares.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of Relypsa, please see Relypsa’s Annual Report on Form 10-K for the year ended December 31, 2015, and Relypsa’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC.

Certain Litigation.

From time to time, Relypsa may be involved in legal proceedings arising in the ordinary course of business. Relypsa is not currently party to any material legal proceedings. However, additional lawsuits may be filed against Relypsa, Parent, Merger Sub and/or any of their respective directors in connection with the Merger.

Cautionary Note Regarding Forward-Looking Statements.

The statements included in this Schedule 14D-9 that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements and are based on Relypsa’s current beliefs and expectations. These forward-looking statements include: statements regarding the planned completion of the Offer and the Merger; statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; statements regarding the expected timing of the completion of the Offer and the Merger and statements regarding the ability of Parent to complete the Offer and the Merger considering the various closing conditions. Relypsa’s actual future results may differ materially from Relypsa’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of Relypsa stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of Relypsa, including the risks and uncertainties detailed under “Risk Factors” and elsewhere in Relypsa’s public periodic filings with the SEC, as well as the Schedule TO, Offer to Purchase, Letter of Transmittal and related documents filed by Parent and Merger Sub with the SEC in connection with the Offer.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and Relypsa undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated August 4, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC on August 4, 2016 by Parent and Merger Sub (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(6)	Summary Newspaper Advertisement as published in The Wall Street Journal on August 4, 2016 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).

(a)(7)	Joint Press Release issued by Parent and Relypsa, dated July 21, 2016 (incorporated by reference to Exhibit 99.1 to Relypsa’s Current Report on Form 8-K filed with the SEC on July 21, 2016).

(a)(8)	Email sent to employees of Relypsa on July 20, 2016 (incorporated by reference to Relypsa’s Schedule 14D-9C filed with the SEC on July 21, 2016).

(a)(9)	Relypsa Employee Frequently Asked Questions, dated July 21, 2016 (incorporated by reference to Relypsa’s Schedule 14D-9C filed with the SEC on July 21, 2016).

(a)(10)	Relypsa Employee Meeting Presentation, dated July 21, 2016 (incorporated by reference to Relypsa’s Schedule 14D-9C filed with the SEC on July 21, 2016).

(a)(11)	Press Release issued by Parent, dated July 21, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent with the SEC on July 21, 2016).

(a)(12)	Investor Presentation presented on Parent Analyst Conference Call, dated July 21, 2016 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Parent with the SEC on July 21, 2016).

(a)(13)	Presentation presented at meeting for employees of Relypsa, dated July 21, 2016 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Parent with the SEC on July 21, 2016).

(a)(14)*	Opinion of Centerview Partners LLC, dated July 20, 2016 (included as Annex I to this Schedule 14D-9).

(a)(15)*	Opinion of Merrill Lynch, Pierce, Fenner & Smith, Inc., dated July 20, 2016 (included as Annex II to this Schedule 14D-9).

(a)(16)*	Letter to Stockholders of Relypsa, dated August 4, 2016, from John A. Orwin, President and Chief Executive Officer of Relypsa.

(e)(1)	Agreement and Plan of Merger, dated as of July 20, 2016, by and among Parent, Merger Sub and Relypsa (incorporated by reference to Exhibit 2.1 to Relypsa’s Current Report on Form 8-K filed with the SEC on July 21, 2016).

Exhibit Number	Description

(e)(2)	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Relypsa’s Current Report on Form 8-K filed with the SEC on November 20, 2013).

(e)(3)	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to Relypsa’s Current Report on Form 8-K filed with the SEC on June 9, 2015).

(e)(4)	Confidentiality Agreement, dated as of May 6, 2014, by and between Vifor Fresenius Medical Care Renal Pharma Ltd. and Relypsa (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(5)	Amendment No. 1 to Confidentiality Agreement, dated as of May 6, 2015, by and between Vifor Fresenius Medical Care Renal Pharma Ltd. and Relypsa (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(6)	Confidentiality Agreement, dated as of May 8, 2016, by and between Parent and Relypsa (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(7)	Amendment No. 1 to Confidentiality Agreement, dated as of May 11, 2016, by and between Parent and Relypsa (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(8)	License Agreement dated as of August 10, 2015, by and between Vifor Fresenius Medical Care Renal Pharma Ltd. and Relypsa (incorporated by reference to Exhibit 10.1 of Relypsa’s Current Report on Form 10-Q, filed with the SEC on November 4, 2015).

(e)(9)	Form of Indemnification Agreement for directors and officers (incorporated by reference to Exhibit 10.12 of Relypsa’s Registration Statement on Form S-1, filed with the SEC on September 27, 2013).

(e)(10)	Relypsa, Inc. Amended and Restated 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.8(a) of Relypsa’s Registration Statement on Form S-1, filed with the SEC on September 27, 2013).

(e)(11)	Form of Stock Option Grant Notice and Stock Option Agreement under the Amended and Restated 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.8(b) of Relypsa’s Registration Statement on Form S-1, filed with the SEC on September 27, 2013).

(e)(12)	Form of Restricted Stock Purchase Grant Notice and Restricted Stock Purchase Agreement under the Amended and Restated 2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.8(c) of Relypsa’s Registration Statement on Form S-1, filed with the SEC on September 27, 2013).

(e)(13)	Relypsa, Inc. 2013 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.9(a) of Relypsa’s Current Report on Form 10-K, filed with the SEC on March 19, 2014).

(e)(14)	Form of Stock Option Grant Notice and Stock Option Agreement under the 2013 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.9(b) of Relypsa’s Registration Statement on Form S-1, filed with the SEC on September 27, 2013).

(e)(15)	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2013 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.9(c) of Relypsa’s Registration Statement on Form S-1, filed with the SEC on September 27, 2013).

(e)(16)	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2013 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.9(d) of Relypsa’s Registration Statement on Form S-1, filed with the SEC on September 27, 2013).

(e)(17)	Relypsa, Inc. 2013 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.10 of Relypsa’s Current Report on Form 10-K, filed with the SEC on March 19, 2014).

(e)(18)	Relypsa, Inc. 2014 Employment Commencement Incentive Plan, as amended (incorporated by reference to Exhibit 10.15(a) of Relypsa’s Current Report on Form 10-K, filed with the SEC on February 25, 2016).

Exhibit Number	Description

(e)(19)	Form of Stock Option Grant Notice and Stock Option Agreement under the Relypsa, Inc. 2014 Employment Commencement Incentive Plan (incorporated by reference to Exhibit 10.7 of Relypsa’s Current Report on Form 10-Q, filed with the SEC on August 11, 2014).

(e)(20)	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the Relypsa, Inc. 2014 Employment Commencement Incentive Plan (incorporated by reference to Exhibit 10.2(b) of Relypsa’s Current Report on Form 10-Q, filed with the SEC on August 6, 2015).

(e)(21)	Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.3 of Relypsa’s Current Report on Form 10-Q, filed with the SEC on May 7, 2015).

(e)(22)	Offer Letter, by and between Relypsa, Inc. and John Orwin, dated April 26, 2013 (incorporated by reference to Exhibit 10.15 of Relypsa’s Registration Statement on Form S-1, filed with the SEC on September 27, 2013).

(e)(23)	First Amendment to Offer Letter Agreement, effective as of August 8, 2014, by and between Relypsa, Inc. and John A. Orwin (incorporated by reference to Exhibit 10.8 of Relypsa’s Current Report on Form 10-Q, filed with the SEC on August 11, 2014).

(e)(24)	Employment Agreement, by and between Relypsa, Inc. and Kristine Ball, effective as of September 24, 2013 (incorporated by reference to Exhibit 10.16 of Relypsa’s Registration Statement on Form S-1/A, filed with the SEC on November 1, 2013).

(e)(25)	Employment Agreement, by and between Relypsa, Inc. and Lance Berman, effective as of September 24, 2013 (incorporated by reference to Exhibit 10.17 of Relypsa’s Registration Statement on Form S-1/A, filed with the SEC on November 1, 2013).

(e)(26)	Employment Agreement, by and between Relypsa, Inc. and Wilhelm Stahl, effective as of September 24, 2013 (incorporated by reference to Exhibit 10.18 of Relypsa’s Registration Statement on Form S-1/A, filed with the SEC on November 1, 2013).

(e)(27)	Employment Agreement, by and between Relypsa, Inc. and Ronald A. Krasnow, effective as of September 24, 2013 (incorporated by reference to Exhibit 10.20 of Relypsa’s Registration Statement on Form S-1/A, filed with the SEC on November 1, 2013).

(e)(28)	Employment Agreement, by and between Relypsa, Inc. and Mary Corbett, effective as of December 16, 2013 (incorporated by reference to Exhibit 10.21 of Relypsa’s Current Report on Form 10-K, filed with the SEC on March 19, 2014).

(e)(29)	Employment Agreement, by and between Relypsa, Inc. and Scott Garland, effective as of October 31, 2014 (incorporated by reference to Exhibit 10.22 of Relypsa’s Current Report on Form 10-K, filed with the SEC on March 12, 2015).

(e)(30)	Employment Agreement, by and between Relypsa, Inc. and Stephen D. Harrison, effective as of December 15, 2014 (incorporated by reference to Exhibit 10.23 of Relypsa’s Current Report on Form 10-K, filed with the SEC on March 12, 2015).

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RELYPSA, INC.

By:
	Name:	John A. Orwin
	Title:	President and Chief Executive Officer

Dated: August 4, 2016

ANNEX I

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

July 20, 2016

The Board of Directors

Relypsa, Inc.

100 Cardinal Way

Redwood City, CA 94063

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Relypsa, Inc., a Delaware corporation (the “Company”), of the $32.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Galenica AG, a public limited company existing under the laws of Switzerland (“Parent”), Vifor Pharma USA Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $32.00 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares that are then owned by Parent, Merger Sub or the Company, or by any direct or indirect wholly owned subsidiary of Parent, Merger Sub or the Company and (ii) Shares that are held by stockholders of the Company who have perfected and not withdrawn a demand for, or lost their right to, appraisal pursuant to Section 262 of the Delaware General Corporation Law with respect to such Shares (the Shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company, “Excluded Shares”)) will be converted into the right to receive $32.00 per Share in cash, without interest, (the $32.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have not (except for our current engagement) been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have been engaged to provide, and are currently providing, financial advisory services to Parent

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650    FAX: (212) 380-2651    WWW.CENTERVIEWPARTNERS.COM

NEW YORK        •        LONDON        •        SAN FRANCISCO        •        LOS ANGELES

The Board of Directors

Relypsa, Inc.

July 20, 2016

unrelated to the Transaction, for which we have not yet received, but are entitled in the future to receive, compensation. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated July 20, 2016 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2015, December 31, 2014 and December 31, 2013; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

The Board of Directors

Relypsa, Inc.

July 20, 2016

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CENTERVIEW PARTNERS LLC

ANNEX II

Merrill Lynch, Pierce, Fenner & Smith Incorporated	GLOBAL CORPORATE & INVESTMENT BANKING

CONFIDENTIAL

July 20, 2016

The Board of Directors

Relypsa, Inc.

100 Cardinal Way

Redwood City, CA 94063

Members of the Board of Directors:

We understand that Relypsa, Inc. (“Relypsa”) proposes to enter into an Agreement and Plan of Merger, dated as of July 20, 2016 (the “Agreement”), by and among Relypsa, Galenica Ltd AG, a public limited company existing under the laws of Switzerland (“Galenica”) and Vifor Pharma USA Inc., a Delaware corporation and a wholly owned subsidiary of Galenica (“Merger Sub”), pursuant to which, among other things, Merger Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.001 per share, of Relypsa (“Relypsa Common Stock”) at a purchase price of $32.00 per share in cash (the “Consideration” and, such offer, the “Tender Offer”) and, following consummation of the Tender Offer, Merger Sub will merge with and into Relypsa and each outstanding share of Relypsa Common Stock not tendered in the Tender Offer will be converted into the right to receive the Consideration (the “Merger” and, together with the Tender Offer, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Relypsa Common Stock of the Consideration to be received by such holders in the Transaction. In connection with this opinion, we have, among other things:

(1)	reviewed certain publicly available business and financial information relating to Relypsa;

(2)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Relypsa furnished to or discussed with us by the management of Relypsa, including three alternative financial forecasts relating to Relypsa prepared by the management of Relypsa, each reflecting a different potential U.S. market penetration scenario for Veltassa® , Relypsa’s pharmaceutical product for the treatment of Hyperkalemia (such forecasts, collectively, “Relypsa Forecasts,” and each such scenario, a “Market Penetration Scenario”) and discussed with the management of Relypsa its assessments as to the relative likelihood of achieving the three alternative Market Penetration Scenarios reflected in the Relypsa Forecasts;

(3)	discussed the past and current business, operations, financial condition and prospects of Relypsa with members of senior management of Relypsa;

(4)	reviewed the trading history for Relypsa Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(5)	compared certain financial and stock market information of Relypsa with similar information of other companies we deemed relevant;

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner and Smith Incorporated

One Bryant Park, New York, NY 10036

The Board of Directors

Relypsa, Inc.

(6)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(7)	reviewed the Agreement; and

(8)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Relypsa that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Relypsa Forecasts, we have been advised by Relypsa, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Relypsa as to the future financial performance of Relypsa under each of the alternative Market Penetration Scenarios reflected in the Relypsa Forecasts. We have also relied, at the direction of Relypsa, on the assessments of the management of Relypsa as to the relative likelihood of achieving the alternative Market Penetration Scenarios reflected in the Relypsa Forecasts. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Relypsa or Galenica, nor have we made any physical inspection of the properties or assets of Relypsa. We have not evaluated the solvency or fair value of Relypsa or Galenica under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Relypsa, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Relypsa or the contemplated benefits of the Transaction.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of Relypsa Common Stock and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Relypsa or in which Relypsa might engage or as to the underlying business decision of Relypsa to proceed with or effect the Transaction. In addition, we express no opinion or recommendation as to whether any stockholder should tender their shares of Relypsa Common Stock in the Tender Offer or, if required, how any stockholder should vote or act in connection with the Transaction or any related matter.

We have acted as financial advisor to the Board of Directors of Relypsa in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, Relypsa has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner and Smith Incorporated

One Bryant Park, New York, NY 10036

The Board of Directors

Relypsa, Inc.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Relypsa, Galenica and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Relypsa and have received or in the future may receive compensation for the rendering of these services, including having acted as joint bookrunner and/or underwriter for certain equity offerings of Relypsa.

It is understood that this letter is for the benefit and use of the Board of Directors of Relypsa (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by holders of Relypsa Common Stock is fair, from a financial point of view, to such holders.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

Merrill Lynch, Pierce, Fenner & Smith Incorporated member FINRA/SIPC, is a subsidiary of Bank of America Corporation

Merrill Lynch, Pierce, Fenner and Smith Incorporated

One Bryant Park, New York, NY 10036

ANNEX III

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title and, subject to paragraph (b)(3) of this section, §251(h) of this title ), §252, §254, §255, §256, §257, §258, §263 or §264 of this title:

(1) Provided, however, that , except as expressly provided in §363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in §251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §251(h), §253 or §267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by §363(a) of this title, appraisal rights shall be available as contemplated by §363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to §228, §251(h), §253, or §267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title . Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to §251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by §251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by §251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.